

HOST MARRIOTT

ANNUAL REPORT 2004

FAIRMONT KEA LANI MAUI

THE FAIRMONT KEA LANI MAUI, PICTURED BELOW AND ON OUR COVER, IS HAWAII'S ONLY ALL-SUITE LUXURY RESORT. THE NAME "KEA LANI" MEANS "HEAVENLY WHITE," WHICH APPROPRIATELY DESCRIBES THE GLEAMING WHITE EXTERIOR OF THIS LAVISH RESORT, A SPECTACULAR SIGHT AGAINST THE CLEAR BLUE SKIES OF WAILEA, WELCOMING GUESTS FOR WHOM ONLY THE MOST EXQUISITE ACCOMMODATIONS AND FACILITIES WILL DO.



HOST MARRIOTT

WILL BE THE PREMIER HOSPITALITY REAL ESTATE COMPANY. WE WILL OWN **HIGH QUALITY** [illegible] ASSETS IN PRIME URBAN, AIRPORT AND RESORT/CONVENTION LOCATIONS. CREATING **VALUE THROUGH** AGGRESSIVE ASSET MANAGEMENT AND DISCIPLINED CAPITAL ALLOCATION TO **GENERATE SUPERIOR** PERFORMANCE, WE WILL MAXIMIZE STOCKHOLDERS' RETURNS THROUGH A COMBINATION OF DIVIDENDS, GROWTH IN FUNDS FROM OPERATIONS AND INCREASING ASSET VALUE.



FINANCIAL HIGHLIGHTS

(unaudited, in millions, except per share data, hotel data, and stock price)	2004	2003	2002
OPERATING DATA			
Revenues	$ 3,640	$ 3,288	$ 3,345
Operating profit	407	299	417
Net income (loss)	—	14	(16)
DILUTED LOSS PER COMMON SHARE			
Loss from continuing operations	$ (.31)	$ (.97)	$ (.39)
Diluted loss[1]	$ (.12)	$ (.07)	$ (.19)
Diluted weighted average shares outstanding	337.3	281.0	263.0
BALANCE SHEET DATA			
Total assets	$ 8,421	$ 8,592	$ 8,316
Debt[2]	5,523	5,486	5,638
Convertible preferred securities[2]	—	475	475
Equity	2,395	2,136	1,610
OTHER DATA			
Funds from operations per diluted share[1]	$ .77	$ .99	$ 1.09
Stock price on December 31st	17.30	12.32	8.85
COMPARABLE HOTEL DATA[3]			
Number of properties	103	103	
Number of rooms	52,063	52,183	
Average daily rate	$149.64	$145.42	
Occupancy percentage	71.9%	69.0%	
RevPAR[4]	$107.66	$100.35	

(1) Certain transactions in 2004 and 2003 significantly affected Funds From Operations (FFO) per diluted share and loss per share. FFO per diluted share is a non-GAAP financial measure within the meaning of the rules of the Securities & Exchange Commission and, accordingly, has been reconciled to the comparable GAAP measure. For further discussion of FFO per diluted share, see Management's Discussion and Analysis of Results of Operations and Financial Condition.

(2) Effective January 1, 2004, we adopted a revision to Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46R). As a result, we deconsolidated a wholly-owned limited purpose trust subsidiary (the "Trust") and recorded the $492 million Convertible Subordinated Debentures issued by the Trust as debt and eliminated the $475 million of Convertible Preferred Securities that were previously classified in the mezzanine section of our consolidated balance sheet prior to January 1, 2004. For further discussion see Management's Discussion and Analysis of Results of Operations and Financial Condition.

(3) We define our comparable hotels as full-service properties that are owned or leased by us and the operations of which are included in our consolidated results, whether as continuing operations or discontinued operations, for the entirety of the reporting periods being compared, and that have not sustained substantial property damage or undergone large-scale capital projects during the reporting periods being compared.

(4) Room revenue per available room ("RevPAR") represents the combination of average daily room rate charged and the average daily occupancy achieved, and is a commonly used indicator of hotel performance. RevPAR does not include food and beverage or other ancillary revenues generated by the property.

CONTENTS



CHRISTOPHER J. NASSETTA
President and Chief Executive Officer

RICHARD E. MARRIOTT
Chairman of the Board

HOST MARRIOTT HAD AN OUTSTANDING YEAR IN 2004, ACHIEVING RECORD GROWTH THAT STRENGTHENED OUR POSITION AS THE NATION'S PREMIER OWNER OF LODGING REAL ESTATE.

Host Marriott had an outstanding year in 2004, achieving record growth that strengthened our position as the nation's premier owner of lodging real estate. We see abundant opportunities to enhance and expand our portfolio in the near term as lodging fundamentals continue to create a favorable environment for a powerful and sustained recovery. While we look forward to still stronger operating results in the coming years, we accomplished a number of important objectives in 2004:

- we acquired over $500 million of new properties and added two new brands to our portfolio;
- we sold 13 of our non-core hotels (including four properties in January 2005) for total proceeds of approximately $380 million;
- we issued $300 million of common stock, which was deployed to fund our 2004 acquisitions;
- we refinanced or repaid approximately $1.2 billion of debt, reducing annual interest payments by over $50 million and extending our debt maturities;
- we amended our credit facility to increase the capacity and create more flexible terms;
- we made significant progress in repositioning and value enhancement opportunities at several of our largest hotels; and
- we reinstated our common dividend, helping to provide our stockholders with an exceptional return of over 40 percent on their Host Marriott investment in 2004.

We believe these achievements exemplify the focused and disciplined approach to our business that has made the company the nation's premier owner of lodging real estate.

From an operations perspective, 2004 was a break-through year. The U.S. economy expanded at a rate of 4.4 percent, business investments and profits were higher, and air travel returned to pre-2001 levels, resulting in the highest RevPAR growth since 1997. Comparable hotel room revenue per available room, or RevPAR, increased 7.3 percent from 2003, with average room rates up 2.9 percent and an increase in occupancy of 2.9 percentage points. Funds from Operations (FFO) per diluted share was $.77 for 2004 compared to $.99 for 2003, and our diluted loss per share was $.12 compared to $.07 in 2003. Our financial results were significantly affected by several transactions, including charges associated with debt prepayments and refinancing in both years and the significant gain from the insurance settlement for the New York Marriott World Trade Center hotel in 2003. In 2004, these transactions negatively affected FFO per diluted share and loss per diluted share by $.17 and $.18, respectively, while in 2003, these transactions positively affected FFO per diluted share and earnings per share by $.34 and $.54, respectively.

The lodging industry recovery is in the early stages of what should be several years of strong and sustained growth. Host Marriott's best-in-class lodging portfolio provides an excellent opportunity to take advantage of a sustained recovery in lodging fundamentals. We will continue our aggressive portfolio management and remain disciplined in our approach to capital allocation to generate superior performance in the years to come.

SCOTTSDALE MARRIOTT AT MCDOWELL MOUNTAINS

OVERLOOKING THE VIBRANT GREEN FAIRWAYS OF THE TOURNAMENT PLAYERS COURSE, THE 270-SUITE SCOTTSDALE MARRIOTT AT MCDOWELL MOUNTAINS IS DESIGNED TO EXCEED THE EXPECTATIONS OF THE MOST DISCRIMINATING TRAVELER. WHETHER YOU COME TO ARIZONA FOR BUSINESS OR LEISURE, THIS PROPERTY WILL BECOME YOUR BENCHMARK FOR BEST-IN-CLASS SERVICE.



STRATEGIC FOCUS

Our primary business objective is simple. We strive to provide superior total returns to our stockholders through appreciation in asset values and growth in earnings and dividends. Our success over the past ten years is the result of the careful execution of a focused and disciplined long-term strategic plan to acquire high quality lodging assets in prime urban and resort locations which have the potential for significant capital appreciation. We then work to enhance the value of the portfolio by working with our operators to aggressively manage our hotels to increase revenues and minimize operating costs, while pursuing selective capital improvements designed to increase profitability.

Our ability to successfully implement this strategic vision is predicated on a capital structure that has an appropriate balance of debt and equity and provides sufficient flexibility. As a result of our efforts over the past two years, we begin 2005 with reduced overall leverage, expanded financial flexibility and significantly improved interest coverage ratios. This foundation will help provide us the opportunity to pursue new acquisitions and invest in our existing portfolio consistent with our high standards and role as a lodging industry leader.

Our near-term liquidity is strong. At year end we had over $345 million of available cash, as well as $100 million in net proceeds received from the January sale of four non-core assets, a significant portion of which we intend to utilize to enhance our existing portfolio. We successfully amended our credit facility in September, which increased the available capacity to $575 million, provided for more flexible covenants and extended the initial maturity to 2008.

We continue to take advantage of favorable capital markets and have reduced our overall leverage, lengthened our average debt maturity and decreased our weighted average interest rate by approximately 65 basis points. During 2004, we issued $300 million in common stock and repaid or redeemed $460 million in debt, while refinancing an additional $830 million of debt and $100 million of preferred stock. In the first quarter of 2005, we continued to successfully implement this strategy by completing a $650 million senior notes offering. The Series N senior notes bear interest at 6 3/8 percent, the proceeds of which were, or will be, used to repay approximately $470 million of our Series B and E senior notes and $140 million of mortgage debt. With this offering, we were able to refinance at historically low rates and balance future debt maturity dates. In the future, we will pursue other opportunities to reduce leverage or improve our coverage by the selective recycling of capital and the repayment or refinancing of debt when rates are favorable. Having established this strong foundation, we expect our balance sheet will further improve as operations continue to strengthen in 2005 and beyond.

CAPITAL ALLOCATION

We have always strategically allocated capital to create long-term stockholder value and will continue to seek luxury and upper-upscale properties that meet our demanding, best-in-class standards. Our $500 million of acquisitions in 2004 adhered to this established format. In April, we acquired the 455-suite Embassy Suites Chicago Downtown-Lakefront hotel. Opened in 2001, this hotel offers spectacular views of Lake Michigan and is consistent with our goal of acquiring urban hotels in hard to duplicate locations. We followed this acquisition by purchasing Hawaii's only all-suite, luxury resort, the 450-suite Fairmont Kea Lani Maui Resort. The resort, with its gleaming white exterior creating a spectacular contrast against the clear blue skies of Wailea, typifies our goal of only acquiring hotels that meet our best-in-class standard. Finally, in September, we acquired the 270-suite Scottsdale Marriott at McDowell Mountain, a five year old hotel centered in one of the country's fastest growing major urban centers. Combined,



THE HYATT REGENCY
MAUI RESORT AND SPA

THE LUXURIOUS 806-ROOM HYATT REGENCY MAUI RESORT AND SPA IS LOCATED ON 40 ACRES OF OCEANFRONT PROPERTY ON KA'ANAPALI BEACH, PROVIDING EVEN THE MOST DISCERNING GUEST A MAGICAL HAWAIIAN EXPERIENCE. THIS PREMIER PROPERTY COMBINES A WORLD CLASS SPA, 36 HOLES OF CHAMPIONSHIP GOLF AND A CONVENTION CENTER COMPLEX, ALL IN AN UNMATCHED TROPICAL SETTING.



NVESTING IN PREMIUM LOCATIONS

ED AS THE "OFFICIAL HOTEL OF THE NAVY PIER," THE 455-SUITE EMBASSY SUITES CHICAGO DOWNTOWN — KEFRONT ENJOYS SPECTACULAR VIEWS OF LAKE MICHIGAN FROM ITS LOCATION IN THE HEART OF THE CITY. PENED IN 2001, THIS UPSCALE PROPERTY PROVIDES AN INTIMATE VANTAGE POINT TO ACCESS ALL AT'S HAPPENING IN THE CITY, FROM THE MAGNIFICENT MILE TO THE FINANCIAL BUSINESS OF THE LOOP.


EMBASSY SUITES
amc

TORONTO MARRIOTT EATON CENTRE

OVERLOOKING THE 17TH CENTURY HOLY TRINITY CHURCH, THE 459-ROOM TORONTO MARRIOTT EATON CENTRE IS IN THE HEART OF DOWNTOWN TORONTO, CANADA, THE FIFTH LARGEST CITY IN NORTH AMERICA. ONE OF THREE HOST MARRIOTT PROPERTIES IN TORONTO, THE HOTEL IS CONVENIENTLY LOCATED NEAR THE CONVENTION CENTER, FASHION AND THEATRE DISTRICTS AND IS CONNECTED TO THE EXPANSIVE EATON CENTRE SHOPPING MALL.



these acquisitions should help provide higher RevPAR and higher operating margins in our portfolio of premium hotels.

For 2005, we intend to accelerate the pace of our efforts on repositioning and return on investment projects in our existing portfolio. These projects, which provide some of our highest investment yields and are outside the scope of normal renewal and replacements expenditures, ensure that our hotels are in superior physical condition, highly competitive in the marketplace and comply with our own high quality standards. For example, we recently committed to the $60 million construction of a 105,000 square foot exhibit hall at the Marriott Orlando World Center hotel which will increase the property's ability to compete for larger group business, while optimizing its flexibility to accommodate multiple functions.

We are also seeking opportunities to enhance the value of our portfolio by identifying and executing strategies that capitalize on alternative uses of our assets, such as developing excess land adjoining our properties, the conversion of existing rooms to timeshare or condominium units, or the redevelopment of existing spaces to alternate uses. As an example, we have negotiated to sell excess land at our Newport Beach Marriott for the development of condominiums. The proceeds expected from that sale will help fund a significant portion of the comprehensive repositioning of the property. We are also pursuing the development of 120 timeshare units on a beachfront parking lot at the Hyatt Regency Maui Resort and Spa. These projects exemplify the value enhancing opportunities within our portfolio that we expect to pursue over the next several years.

Part of our capital allocation process is the sale of non-core assets that are not in keeping with our long-term strategic goals, or fail to meet our ongoing investment criteria, provided we can obtain satisfactory pricing. These are hotels that we expect will generate lower returns than the remainder of the portfolio. In keeping with this strategy, we sold 13 properties during 2004 and early 2005 for approximately $380 million, using the proceeds to repay debt, or fund acquisitions and investments in our portfolio. As a result of our acquisition and disposition activity over the last two years, we furthered another important objective of rebalancing the strategic mix of our portfolio. Our earnings from resort and convention properties as a percentage of the total portfolio increased by eight percentage points, while earnings from suburban and airport hotels decreased by a similar amount.

During March of 2005, we completed the sale of 85 percent of our partnership interests in a joint venture that owns 120 Courtyard by Marriott hotels for $92 million. This agreement also provides us with a favorable exit strategy to redeem our remaining interests in this non-core investment beginning in December 2007 at attractive pricing.

We expect that we will complete an additional $150 million to $250 million of sales in 2005. This disciplined recycling of capital will be used to decrease our leverage, invest in our portfolio, or improve long-term returns by reinvesting sale proceeds in new assets that meet our target profile. Ultimately, our focus on select premium properties will result in lower capital expenditure demands, a higher replacement cost per room and a higher growth rate.

SUPERIOR ASSET MANAGEMENT

We strive to ensure continued strong growth in future revenues and profit through aggressive asset management. Our position as the largest REIT owner of upper-upscale and luxury properties, when combined with our diversity of premium brands and the size and composition of our portfolio, provides us with the unique ability to benchmark similar hotels and identify best practices, value enhancement opportunities and efficiencies that can be communicated to our managers. We remain focused on enhancing revenue management for rooms,



THE FOUR SEASONS, PHILADELPHIA

THE FOUR SEASONS PHILADELPHIA IS SITUATED IN THE CULTURAL HEART OF ITS HISTORIC HOME CITY, OFFERING 364 ELEGANTLY FURNISHED GUEST ROOMS TO DISCRIMINATING TRAVELERS WHO SEEK ENDURING QUALITY, FAULTLESS SERVICE AND UNRELENTING ATTENTION TO DETAIL.



CREATING CONSISTENT GROWTH

LOCATED IN ONE OF THE COUNTRY'S FASTEST GROWING URBAN CENTERS, THE 270-SUITE SCOTTSDALE MARRIOTT AT MCDOWELL MOUNTAINS BECKONS GUESTS WITH THE WARM AMBIANCE OF A MEDITERRANEAN VILLA. THE HOTEL COMBINES STATE-OF-THE-ART TECHNOLOGY AND 15,000 SQUARE FEET OF FLEXIBLE MEETING SPACE TO CREATE A UNIQUE SETTING FOR THE BUSINESS TRAVELER AND VACATIONER ALIKE.



THE ATLANTA MARRIOTT MARQUIS

THE 1,671-ROOM ATLANTA MARRIOTT MARQUIS PAINTS A PICTURE OF PRESTIGE WITH ITS SOARING 50-STORY ATRIUM IN THIS DYNAMIC, SOUTHERN METROPOLIS. CONVENIENTLY LOCATED IN THE HEART OF THE CITY'S PEACHTREE CENTER, AND ONLY BLOCKS FROM THE 1.4 MILLION SQUARE FEET OF EXHIBIT SPACE AT THE GEORGIA WORLD CONGRESS CENTER, THE MARRIOTT MARQUIS IS THE CITY'S PREMIER CONVENTION HOTEL.


MARQUIS

food and beverage and other services, reducing operating costs and identifying operating efficiencies, all of which we expect will improve the long-term profitability of our portfolio.

Results of operations for 2004 demonstrated the return of our most profitable lodging segment, the corporate group and corporate transient customers. While this shift in the business mix was primarily in the latter half of 2004, this positive shift in business, combined with overall rate growth, helped produce the highest increase in average room rates in the past several years. We expect that this trend will strengthen in 2005, helped by increased international travel.

Our group business also benefited from the improved economy which has resulted in higher demand and, thus, increased negotiating leverage for our hotels. As demand improves, we have focused our managers on strategically directing additional group business toward slower demand periods, thereby leaving available capacity for higher-rated transient business.

Controlling operating costs has been a key priority over the past several years. The quality of our portfolio creates high guest expectations and we are working closely with our hotel operators to reduce labor costs and generate savings in ways that do not impact on the perceived quality of our hotels or guest satisfaction. As RevPAR is increasingly driven by improvement in average room rates, and food and beverage sales benefit from more corporate and association business, we expect to see an improvement in operating margins. Overall margin growth will still be limited due to above inflationary increases in wages, benefits, and utility costs.

LOOKING AHEAD

We are looking at a bright future. We believe our focus on upper-upscale and luxury hotels has, over the long-term, provided superior returns to our stockholders through appreciation in net asset value and growth in earnings and dividends. The operating environment for the lodging industry is much stronger than only a year ago and is building in strength. We believe accelerating lodging demand growth will be combined with a low rate of supply growth, providing an ideal environment for improving financial performance. This should result in meaningful growth in RevPAR, earnings and dividends at our hotels in 2005 and beyond.

We are even more convinced about the positive intermediate and long-term prospects for Host Marriott. Our combination of luxury and upper-upscale assets in prime locations will drive premium pricing and returns as lodging fundamentals continue to strengthen and demand increases. Our management expertise and careful allocation of capital should be rewarded with accelerating operating performance and new opportunities for growth.

As the premier hospitality real estate company, we believe that our combination of quality assets, the best brands and financial strength represents an unmatched opportunity for investors and is truly the best-in-class in the lodging industry. We will build on this best-in-class position to continue to provide superior returns to our stockholders.

RICHARD E. MARRIOTT
Chairman of the Board

CHRISTOPHER J. NASSETTA
President and Chief Executive Officer

MARCH 1, 2005



THE RITZ-CARLTON, TYSONS CORNER

THE RITZ-CARLTON, TYSONS CORNER IS LOCATED IN NORTHERN VIRGINIA'S PREMIER BUSINESS AND SHOPPING DISTRICT. THIS 397-ROOM LUXURY HOTEL IS MIDWAY BETWEEN WASHINGTON, D.C. AND DULLES INTERNATIONAL AIRPORT, PROVIDING VISITORS TO OUR NATION'S CAPITOL WITH AAA FOUR-DIAMOND AND MOBIL FOUR STAR LUXURY ACCOMMODATIONS AND SUPERIOR PERSONAL SERVICE.



FOCUSING ON LUXURY ASSETS

THE 450-SUITE FAIRMONT KEA LANI MAUI RESTS GRACEFULLY ON POLO BEACH, ON THE SUNNY SOUTHWEST SHORES OF MAUI. A CLEAR EXAMPLE OF HOST MARRIOTT'S BEST-IN-CLASS STANDARDS, THIS TROPICAL PARADISE RESORT OFFERS A MYRIAD OF ISLAND ACTIVITIES, INCLUDING WINDSURFING OFF THE BEACH, RELAXING AT THE SPA KEA LANI, OR AN INTIMATE DINNER AT YOUR PRIVATE LANAI.





BOARD OF DIRECTORS

Back row, left to right: Terence C. Golden, Ann McLaughlin Korologos, John B. Morse, Jr.,
Front row, left to right: Judith A. McHale, Christopher J. Nassetta, Richard E. Marriott, Robert M. Baylis



MANAGEMENT TEAM

Back row, left to right: Gregory J. Larson, Matthew L. Richardson,
Elizabeth A. Abdoo, Pamela K. Wagoner, Richard A. Burton,
Front row, left to right: Minaz Abji, Larry K. Harvey, Christopher J. Nassetta,
W. Edward Walter, James F. Risoleo

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements about our business. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in "Forward Looking Statements" contained in this report.

OVERVIEW

STRUCTURE AND BUSINESS

We own 107 full-service luxury and upper-upscale hotel properties and, as of February 28, 2005, Host Marriott Corporation was the largest hotel real estate investment trust, or REIT, in the National Association of Real Estate Investment Trust's composite index. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to reduce or avoid federal income taxes at the corporate level. Host Marriott operates as a self-managed and self-administered REIT, which means that we are managed by a board of directors and executive officers. We conduct our operations through Host Marriott, L.P. ("Host LP," or the "operating partnership") and its subsidiaries, which hold substantially all of our assets. Host Marriott is the sole general partner of Host LP and owns approximately 94% of the operating partnership interests, or OP Units.

Our hotels are operated under brand names that are among the most respected and widely recognized in the lodging industry—including Marriott®, Ritz-Carlton®, Hyatt®, Four Seasons®, Fairmont®, Hilton®, and Westin®. Approximately 85% of our hotels (as measured by sales) are managed by Marriott International or its affiliates and branded under the Marriott or Ritz-Carlton brand names. The majority of our properties are located in central business districts of major cities, near airports and in resort/conference locations. The target profile for our portfolio includes luxury and upper-upscale full-service properties in urban and resort/conference locations which benefit from significant barriers to entry by competitors. Though hotels meeting this target profile will still be subject to competitive pressures, we believe this will allow us to maintain room rate and occupancy premiums over our competitors. We also seek to maximize the value of our portfolio through aggressive asset management, by assisting the managers of our hotels in maximizing property operations and by completing strategic capital improvements. The majority of our customers fall into three broad groups: transient business, group business, and contract business (approximately 54%, 43% and 3%, respectively, of our business in 2004). Our transient business, which includes the individual corporate and leisure traveler, is generally accommodated at a premium rate when compared to other customer types. Group business includes hotel bookings related to conferences and events. The remainder of our customer base results from contracts for a specified number of rooms over a fixed period.

Our hotels are operated by third-party managers under long-term agreements under which they earn base and incentive management fees related to revenues and profitability of each individual hotel. We provide operating funds, or working capital, which the managers use to operate the property including purchasing inventory and paying wages, utilities, property taxes and other expenses. We generally receive a cash distribution, which reflects hotel-level sales less property-level operating expenses (excluding depreciation), from our hotel managers each four week or monthly accounting period, depending on the manager.

Hotel revenue is approximately 97% of our total revenue. The following table presents the components of our hotel revenue as a percentage of our total revenue:

	% OF 2004 REVENUES
Rooms revenue. Occupancy and average daily room rate are the major drivers of rooms revenue. The business mix of the hotel (group versus transient and premium versus discount business) is the key driver of room rates.	59%
Food and beverage revenue. Occupancy and the type of customer staying at the hotel are the major drivers of food and beverage revenue (i.e., group business typically generates more food and beverage business through catering functions when compared to transient business, which may or may not utilize the restaurant outlets).	31%
Other revenue. Occupancy, the nature of the property (i.e., resort, etc.) and its price point are the main drivers of other ancillary revenue, such as parking, golf course, spa, telephone, entertainment and other guest services.	7%

Hotel operating expenses are approximately 98% of our total operating costs and expenses. The following table presents the components of our hotel operating expenses as a percentage of our total operating costs and expenses:

	% OF 2004 OPERATING COSTS AND EXPENSES
Rooms expense. These costs include housekeeping, reservation systems, room supplies, laundry services and front desk costs. Occupancy is the major driver of rooms expense. These costs can increase based on increases in salaries and wages, as well as the level of service and amenities that are provided.	17%
Food and beverage expense. These expenses primarily include food, beverage and labor costs. Occupancy and the type of customer staying at the hotel (i.e., catered functions are generally more profitable than outlet sales) are the major drivers of food and beverage expense, which correlates closely with food and beverage revenue.	26%
Hotel departmental expense. These expenses include labor and other costs associated with the other ancillary revenues such as parking, golf courses, spas, telephones, entertainment and other guest services, as well as labor and other costs associated with administrative departments, sales and marketing, repairs and minor maintenance and utility costs.	30%
Management fees. Base management fees are computed as a percentage of gross revenue as set forth in our management contracts. Incentive management fees are generally paid when operating profits exceed threshold levels established in our management agreements.	4%
Other property-level expenses. These expenses consist primarily of real and personal property taxes, ground rent, equipment rent and property insurance. Many of these expenses are relatively inflexible and do not necessarily change in tandem with changes in revenues at our hotels.	9%
Depreciation and amortization expense. This is a non-cash expense which is relatively inflexible and changes primarily based on the acquisition and disposition of hotel properties and the level of post-acquisition capital expenditures.	11%

KEY PERFORMANCE INDICATORS

We have several key indicators that we use to evaluate the performance of our business. Revenue per available room, or RevPAR, is a commonly used measure within the hotel industry to evaluate hotel operations. RevPAR is defined as the product of the average daily room rate charged and the average daily occupancy achieved. RevPAR does not include revenues from food and beverage or parking, telephone, or other guest services generated by the property. Although RevPAR does not include these ancillary revenues, it is generally considered the leading indicator of core revenues for many hotels. We also use RevPAR to evaluate the results of individual hotels between periods and our comparable hotels. See "Comparable Hotel Operating Statistics" for further discussion of what we consider to be our comparable hotels.

RevPAR changes driven predominately by occupancy have different implications on overall revenue levels as well as incremental operating profit than do changes driven predominately by average room rate. For example, increases in occupancy at a hotel would lead to increases in rooms revenues and ancillary revenues, such as food and beverage, as well as additional incremental costs (including housekeeping services, utilities and room amenity costs). RevPAR increases due to higher room rates, however, would not result in these additional room-related costs. For this reason, while operating profit typically increases when occupancy rises, RevPAR increases due to higher room rates would have a greater impact on our profitability.

A related revenue measure for our hotels is the RevPAR penetration index. The RevPAR penetration index reflects each property's RevPAR in relation to the RevPAR for that property's competitive set. We use the measure as an indicator of a property's market share. For example, a RevPAR penetration index of 100 would indicate that a hotel's RevPAR is, on average, the same as its competitors. A RevPAR penetration index exceeding 100 would indicate that a hotel maintains a RevPAR premium in relation to its competitive set, while a RevPAR penetration index below 100 would be an indicator that a hotel is underperforming its competitive set. One critical component in this calculation is the determination of a hotel's competitive set. Factors that we consider include geographic proximity, as well as the level of service provided at the property. For example, a hotel located near a convention center might have a competitive set that includes other hotels located in close proximity to the convention center. In addition, a luxury hotel might include other luxury or upper-upscale hotels in its competitive set but not economy hotels. Competitive set determinations are highly subjective, however, and our methodology for determining a hotel's competitive set may differ materially from those used by other owners and/or managers.

We assess profitability by measuring changes in our operating margins, which are operating profit as a percentage of total revenues. Another key profitability indicator we use is hotel adjusted operating profit which is a non-generally accepted accounting principles (GAAP) measure, and which is used to evaluate the profitability of our comparable hotels. Hotel adjusted operating profit measures property-level results before funding furniture, fixtures and equipment reserves and debt service and is a supplemental measure of individual property-level profitability. The comparable hotel adjusted operating profit that we discuss is an aggregation of the adjusted operating profit for each of our comparable hotels. See "Non-GAAP Financial Measures—Comparable Hotel Operating Results" for further discussion. We also use, among other things, Funds From Operations (FFO) per diluted share as a supplemental measure of company-wide profitability. See "Non-GAAP Financial Measures—FFO per Diluted Share" for further discussion. Each of the non-GAAP measures should be considered by investors as supplemental measures to GAAP performance measures such as total revenues, operating profit and earnings per share.

OUTLOOK

For 2004, RevPAR increased approximately 7.3% at our comparable hotels as compared to 2003. We believe that lodging demand will continue to grow in 2005 and, in particular, as corporate group and corporate transient business strengthen, we believe that

RevPAR at our hotels will continue to increase. Improvements in RevPAR for the first half of 2004 were primarily driven by increases in occupancy at our hotels. In the second half of 2004, increases in RevPAR were attributable to increases in both occupancy and average room rates. We expect that demand will continue to grow and allow for additional growth in average room rates in 2005. This is a result of a number of positive trends such as strong U.S. GDP growth, low supply growth of new hotels, a continued increase in corporate transient demand and a solid group booking pace. Historically, we have seen that lodging demand in the United States correlates to GDP growth, with typically a one to two quarter lag period, especially within the luxury and upper-upscale sectors of the lodging industry. Therefore, given the relatively strong U.S. GDP growth in 2004 and the GDP forecasts for 2005, we are optimistic about improvements in lodging demand in 2005. As a result of these trends, we expect our comparable hotel RevPAR to increase approximately 6.5% to 8.5% for 2005.

In addition to the favorable demand trends forecast to affect the lodging industry in general, we believe we will be able to capitalize on the low supply growth trends that have existed during the past few years. Supply growth in the lodging industry and the geographic markets in which we operate may be influenced by a number of factors, including growth of the economy, interest rates, local considerations and the relatively long lead time required to build urban and resort/conference hotels. We believe that the low construction levels over the past few years, together with low expectations for additional supply growth over the next few years, will lead to an imbalance between supply and growing demand that will allow for improved RevPAR performance at our hotels.

In terms of profitability measures, operating margins were relatively unchanged for the first half of 2004. However, operating margins increased in the second half of 2004, as the average room rate increases at our hotels began to exceed the rate of inflation for the first time since 2000, resulting in an overall increase for the full year for our comparable hotels. Operating margins continue to be affected by certain of our costs, primarily wages, benefits, utilities and sales and marketing, which increased at a rate greater than inflation. We expect these costs to continue to increase at a rate greater than inflation in the near term. As noted above, approximately 31% of our revenues are from food and beverage operations. During 2004, food and beverage revenue growth at our comparable hotels was 5.7%. As the economy continues to expand in 2005, we expect to see an increase in our catering revenues, which should improve our food and beverage operating margins.

We also may see improvements in RevPAR and operating margins as we continue our strategy of recycling assets. As noted below, over the past year we have been acquiring upper-upscale and luxury properties in urban and resort/conference locations, where further large-scale lodging development is limited, and selling assets in suburban, secondary and tertiary markets. The assets we have been acquiring have higher RevPAR, higher operating margins and, we believe, higher growth potential than those we have sold. Over time, this should contribute to improvements in overall RevPAR and operating margins.

During 2004, the average RevPAR penetration index for our comparable hotels modestly declined, but it remains at a premium in relation to our competitive set. This follows a similar decline in our average RevPAR penetration index for our comparable hotels in 2003. Market share at our urban and airport hotels increased slightly in 2004, reversing the prior year trend as a result of the increase in business travel; however, market share continued to decline at our suburban properties and our larger convention hotels. We believe that this decline in market share over the past two years occurred because:

- our hotels generally have a higher percentage of their revenues generated by corporate group and corporate transient customers than their competitors and that business in the upper-upscale and luxury segment did not begin to significantly increase until the second half of 2004;
- certain of our properties overcommitted to lower-rated group business late in 2003, which has resulted in those properties being unable to take advantage of higher-rated transient business as travel increased in 2004;
- we have a significant number of large hotels in our portfolio, including nine convention hotels with greater than 1,000 rooms, which require longer periods of time to rebuild their customer base; and
- new supply in several of our markets affected our hotels.

As lodging demand continues to grow and, in particular, as corporate group and corporate transient business strengthens, we believe that our hotels may regain the majority of the market share lost in 2003 and 2004.

While we believe the combination of improved demand trends and low supply growth trends in the lodging industry creates the possibility for improvements in our business in 2005, there can be no assurances that any increases in hotel revenues or earnings at our properties will continue. The trends discussed above may not occur for any number of reasons, including:

- slower than anticipated growth in the economy, business investment and employment and changes in travel patterns; and
- the continued threat of additional terrorist attacks, high oil prices, airline strikes and other factors that may have an adverse impact on travel and lodging demand.

All of the above, as well as the risks set forth in the section "Forward-Looking Statements" may result in lower revenues or higher operating costs and declining operating margins.

MANAGEMENT'S PRIORITIES

Based on forecasted operating conditions, our key management priorities over the next several years include the following:

- to work with our managers to increase revenues and minimize operating costs;
- to invest capital in our existing portfolio to maintain our assets and pursue repositioning/return on investment (ROI) opportunities. Potential investments at our hotels could include increasing the number of rooms, building a spa, fitness facility, convention or meeting space or upgrading the infrastructure, such as energy efficient heating and cooling systems;
- to invest in opportunities to enhance the value of existing assets by converting underutilized space to alternate uses such as timeshare or condominium units;

- to acquire upper-upscale and luxury hotels in unique locations, including hotels in urban and resort/conference locations;
- to use the proceeds from the sale of non-core hotels to acquire properties more closely aligned with our target profile or to repay debt; and
- to reduce our leverage, over time, to achieve an EBITDA-to-interest coverage ratio of 3.0x or greater under our senior notes indenture and seek to maintain a balanced maturity schedule with an average maturity of no less than five years.

In furtherance of these objectives, we acquired three hotels in 2004 for approximately $502 million (the Fairmont Kea Lani Maui, the Embassy Suites Chicago Downtown-Lakefront and the Scottsdale Marriott at McDowell Mountains). We sold nine non-core properties in 2004 for $254 million and another four properties in January 2005 for $128 million. We also committed to sell by March 2005, subject to several closing conditions, 85% of our interest in the CBM Joint Venture LLC, which owns 120 Courtyard by Marriott properties.

Additionally, we raised $1.2 billion through financing activities in 2004, using those funds, along with funds raised through asset dispositions, to acquire properties and to repay or refinance $1.1 billion in senior notes and $116 million in mortgage debt, all of which improved our interest coverage ratio and our overall leverage ratio.

Similarly, in 2004 we spent approximately $44 million on repositioning and ROI projects, including commencing a $60 million renovation and repositioning of our Newport Beach Marriott hotel. As part of this project, we have negotiated to sell land which currently houses a tennis facility at this property to a high-end condominium developer. In 2005, we committed to invest approximately $60 million for the development of a 105,000 square-foot exhibit hall at the Orlando World Center Marriott Resort and Convention Center, or the Orlando Marriott World Center. We expect to spend $200 million to $400 million on such investments in the next several years. By contrast, we had limited our expenditures on such development projects in 2002 and 2003 based on our assessment of the relatively weak operating environment and to preserve capital.

For further detail on each of the above transactions, see the discussion in "Liquidity and Capital Resources." We believe we successfully executed on a number of these management priorities in 2004 based on the positive trends in the hotel industry noted above, as well as improving conditions in the financial markets. There can be no assurances, however, that these trends will continue in 2005 or that we will be able to continue to execute on all, or any, of these priorities in 2005 or over the next several years.

RESULTS OF OPERATIONS

The following table reflects certain line items from our audited statements of operations and other significant operating statistics:

(IN MILLIONS, EXCEPT OPERATING STATISTICS AND PERCENTAGES)	2004	2003	% CHANGE 2003 TO 2004	2002	% CHANGE 2002 TO 2003
Revenues					
Total hotel sales	**$ 3,533**	$ 3,176	11.2%	$3,244	(2.1)%
Operating costs and expenses:					
Property-level expenses[1]	**3,166**	2,929	8.1	2,882	1.6
Corporate and other expenses	**67**	60	11.7	46	30.4
Operating profit	**407**	299	35.7	417	(28.3)
Interest expense	**483**	488	(1.0)	458	6.6
Loss from continuing operations	**(64)**	(239)	73.2	(73)	(227.4)
Net income (loss)	**—**	14	(100.0)	(16)	187.5
Comparable hotel operating statistics:					
Comparable hotel RevPAR	**$107.66**	$100.35	7.3%	N/A	(4.2)%
Comparable average room rate	**$149.64**	$145.42	2.9%	N/A	(1.9)%
Comparable average occupancy	**71.9%**	69.0%	2.9 pts.	N/A	(1.6) pts.

(1) Amount represents operating costs and expenses per our statements of operations less corporate and other expenses.

(2) Comparable hotel operating statistics for 2004 and 2003 are based on the 103 hotels we define as comparable as of December 31, 2004. The percentage change from 2002 to 2003 is based on the 107 hotels we define as comparable as of December 31, 2003. See "Comparable Hotel Operating Statistics" for further details.

2004 COMPARED TO 2003

Hotel Sales Overview. Hotel sales increased $357 million, or 11.2%, to $3.5 billion for 2004 as compared to $3.2 billion for 2003. Hotel sales for 2004 include approximately $59 million of sales for the three hotels acquired in 2004 and exclude sales for the properties we have sold or classified as held for sale as of December 31, 2004 for all periods presented, which have been reclassified to discontinued operations. See "Discontinued Operations" below. Comparable hotel sales increased 6.4%, or $203 million, to $3.4 billion. The growth in revenues reflects the increase in comparable RevPAR of 7.3% for 2004, as a result of strong increases in occupancy of 2.9 percentage points, as well as an increase in average room rate of 2.9%. Food and beverage revenues for our comparable hotels increased 5.7%, primarily due to an increase in catering revenues and the overall increase in occupancy.

We discuss operating results for our full-service hotels on a comparable basis, which is properties that we have owned throughout the entire year, while eliminating the results of properties acquired or sold, or that incurred significant property damage or large scale capital improvements during these periods. As of December 31, 2004, 103 of our full-service hotels have been classified as comparable hotels. The following discussion is of the sales results of our comparable hotels considering the mix of business (i.e. transient or group), property type (i.e. urban, suburban, resort/conference or airport) and geographic region. See "Comparable Hotel Operating Statistics" for a complete description of our comparable hotels and further detail on these classifications.

Comparable Hotel Sales by Customer Mix. The majority of our customers fall into two broad groups: transient and group travelers. Continuing a trend we noted in the first three quarters of 2004, the business mix of our portfolio is showing a shift in transient room nights, from lower-rated discount business to higher-rated corporate and premium business.

For 2004, total transient room revenue for our comparable Marriott and Ritz-Carlton hotels was up 6.8% compared to last year, as premium and corporate occupancy increased to 29.3% of total transient demand, up from 25.8% last year, while our average transient room rate increased by 5.4%. This indicates that our hotel managers are having greater success in reducing the number of rooms sold at discounted rates as a result of improving transient demand. We believe the upward trend in occupancy and average room rate should continue as a result of increased corporate and premium business in the fourth quarter.

For 2004, total group room revenue for our comparable Marriott and Ritz-Carlton hotels was up 8.2% compared to last year, primarily due to an increase in occupancy of approximately 7.5%, while our average group room rate was up slightly, or 0.7%. This increase reflects the increased business travel and the steady growth in the economy. Additionally, our managers improved overall occupancy by accepting greater numbers of advance room reservations for groups, which resulted in fewer rooms available for transient business. We expect this trend to reverse in 2005.

Comparable Hotel Sales by Property Type. For full year 2004, revenues increased consistently across all of our hotel property types. Comparable hotel RevPAR increased 6.8%, 6.4%, 7.0% and 12.0% for urban, suburban, resort/conference and airport properties, respectively. The largest increases were for our airport hotels, which reflect a significant increase in business travel in 2004 compared with the significantly depressed levels of 2002 and 2003.

The performance of our portfolio is significantly affected by the size of our hotels, including our large convention hotels, the majority of which are included in urban properties. Convention hotels have historically outperformed in the early stages of an industry downturn; however, they also lag the industry in performance in the early stages of recovery. This is due to the longer booking lead-time for large group business and the level of transient demand required for the greater capacity of rooms. As with other recoveries, we expect that these hotels will ultimately outperform and their performance will stay relatively strong for a longer period of time.

Comparable Hotel Sales by Geographic Region. During 2004, we experienced RevPAR gains in most regions. Full year 2004 comparable hotel RevPAR in our New England region improved 11.0% over the prior year. The region benefited from the Democratic National Convention during the third quarter and was led by the Boston Hyatt, which was converted from the Swissôtel brand in late 2003, where RevPAR improved by 25.6% for the year.

Comparable hotel RevPAR increased 9.2% for our DC Metro region due primarily to a 5.2% increase in average room rates in 2004. Growth was slowed during the year by rooms renovations at four of our hotels in the region. We expect that the region will experience strong RevPAR growth in 2005 due to the Presidential inauguration, the overall strength of the market and the negative effect of the rooms renovations in 2004.

For our Atlanta region, comparable hotel RevPAR grew by 6.0%. The improvement was led by The Grand Hyatt, Atlanta, The Four Seasons, Atlanta and The Ritz-Carlton, Atlanta, where RevPAR increased 9.7%, 10.9% and 9.9%, respectively.

Our Pacific region, which had lagged behind the portfolio as a whole during 2002 and 2003, continued to improve as comparable hotel RevPAR increased 8.0%, with significant increases in occupancy. The primary reason this region had been underperforming over the past three years was due to the decline in travel related to the area's technology companies, particularly in the San Francisco Bay area. The improvement in the Pacific region in 2004 reflects an increase in comparable hotel RevPAR at our San Francisco market hotels of 14.5%. The results for the Pacific region also reflect a 6.5% increase in comparable hotel RevPAR at our properties in the Los Angeles market. Overall, we expect the Pacific region to continue to exhibit improving performance in 2005.

Comparable hotel RevPAR in our Mid-Atlantic region improved 10.7% over the prior year. Our New York City properties benefited from the Republican National Convention in the third quarter and strong demand in the fourth quarter.

For 2004, comparable hotel RevPAR in the Florida region improved 7.1% over 2003. During August and September, four hurricanes caused significant damage in Florida. Our 12 properties in the region and the New Orleans Marriott experienced varying levels of property damage and business interruption. During 2004, we recorded $3 million of non-recoverable losses. We believe that the hurricanes could have a modest impact on business next year, as planners of group business may elect to book business in other markets during the hurricane season.

RevPAR in other regions was relatively unchanged from 2003. RevPAR declined 0.9% in our South Central region, while RevPAR in our North Central and Mountain regions experienced comparable RevPAR increases of 2.2% and 2.7%, respectively.

Comparable hotel RevPAR for our international properties increased 17.5% for 2004. Our four Canadian properties, three of which are in Toronto, experienced increases in RevPAR of 24.5%, as the region has recovered from the SARs related travel restrictions in 2003 and the effect of the favorable appreciation of the Canadian dollar compared to the U.S. dollar.

Rental Income. Our rental income represents lease income from our 71 limited-service hotels and three office property leases, as well as lease income from one full-service hotel. In 2003, operations at the leased limited-service hotel properties suffered because a significant portion of these properties underwent renovations to enable them to compete with newer hotels and the weak economic conditions in their markets. While several leased properties were still under renovation in 2004, the properties that underwent renovations in 2003 performed substantially better. This was the primary reason for the increase in total rental income of $6 million to $106 million during 2004.

Operating Costs and Expenses. Operating costs and expenses increased $244 million, or 8.2%, to $3.2 billion. The operating costs and expenses include the costs of three properties acquired in 2004, totaling approximately $48 million, and exclude the costs for properties we sold or that are classified as held for sale, the results of which are included in discontinued operations. Property-level expenses, which account for 98% of our total operating costs and expenses, increased $237 million, or 8.1%, to approximately $3.2 billion. Comparable hotel expenses increased $127 million, or 5.1%, to $2.6 billion. The increase in operating costs and expenses is due to additional costs associated with an increase in occupancy at our hotels and an increase in wage, benefit, utility and sales and marketing costs, all of which we believe will continue to increase at a rate greater than inflation.

Operating costs and expenses also include base and incentive management fees, which are earned based on the operating performance of our individual hotels. Due to the difficult operating environment over the past three years, less than half of our hotels reached the necessary thresholds in 2004 that would require us to incur incentive management fees to our managers. In 2004 and 2003, incentive management fees totaled $38 million and $36 million, respectively. We expect the number of hotels reaching these thresholds and the incentive fees earned to further increase in 2005.

Corporate and Other Expenses. Corporate and other expenses primarily consist of employee salaries and bonuses and other costs such as employee stock-based compensation expense, corporate insurance, audit fees, building rent and system costs. During 2004, the $7 million increase is primarily due to an increase in stock compensation expense, as a result of the significant appreciation in our stock price since December 31, 2003 and an increase in the number of shares that may be issued that are subject to performance criteria established by the Compensation Policy Committee of the Board of Directors.

Interest Expense. During 2004, interest expense decreased $5 million. Interest expense for 2004 includes $32 million of interest which was previously classified as dividends on Convertible Preferred Securities (see discussion of "Liquidity and Capital Resources—Financial Condition"). Interest expense also includes $55 million and $31 million of call premiums and accelerated deferred financing costs and original issue discounts that were associated with debt prepayments made in 2004 and 2003, respectively. After excluding these items, interest expense decreased approximately $60 million due to the significant amount of debt repayments and refinancings that have occurred in 2003 and 2004. See "Liquidity and Capital Resources—Cash Requirements—Debt Repayments and Refinancings."

Net Gains on Property Transactions. Net gains on property transactions are due primarily to the recognition of deferred gains. In 1994, we sold a portfolio of Fairfield Inns by Marriott and received a note receivable in partial payment. Subsequently, we recorded a loss on the note due to a decline in the operations of the hotels. During 2004, the owner filed for bankruptcy and several properties were sold. We recognized a previously deferred gain of approximately $12 million based on the amount of the proceeds we received.

Loss on Foreign Currency and Derivative Contracts. During 2004, the loss on foreign currency and derivative contracts is primarily due to the approximate $7 million loss from the foreign currency exchange contracts related to mortgage debt that was secured by three of our Canadian hotels for the majority of 2004 as the U.S. dollar continued to decline in relation to the Canadian dollar. These contracts were deemed ineffective for hedge accounting purposes in 2003, which resulted in an $18 million loss at that time. See "Liquidity and Capital Resources—Debt and Effect of Financial Covenants—Mortgage Debt Covenants" for further discussion.

Minority Interest Expense. Minority interest expense consists of our minority partners' share of the income or loss in consolidated hotel partnerships and the approximate 6% ownership in Host LP.

Equity in Earnings (Losses) of Affiliates. Equity in earnings (losses) of affiliates consists of our portion of the earnings (losses) of two partnerships in which we own non-controlling interests. The decrease in the loss can be attributed to a decrease in the net loss of CBM Joint Venture LLC in 2004 and an increase in the income from our investment in Tiburon Golf Ventures, L.P. See "Investments in Affiliates" for a discussion of these partnerships.

Discontinued Operations. Discontinued operations consist of nine hotels sold in 2004, eight hotels sold in 2003, one hotel sold in 2002, the gain on the disposition and business interruption proceeds for the New York Marriott World Trade Center hotel in 2003 and 2002 and four properties classified as held for sale as of December 31, 2004, all of which were sold in January 2005. In accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" or SFAS 144, the results of operations for these properties in the current year and prior periods are reflected in discontinued operations.

For 2004, the nine hotels sold generated net proceeds of approximately $246 million with a net gain on disposition of approximately $52 million. Our revenues for the 21 properties sold in 2003 and 2004 or classified as held for sale at December 31, 2004 and the final disposition of insurance proceeds for the New York Marriott World Trade Center hotel were $133 million for 2004 and $442 million for 2003. Income before taxes for the same periods was $12 million and $191 million, respectively.

2003 COMPARED TO 2002

Hotel Sales. Hotel sales declined $68 million, or 2.0%, to approximately $3.2 billion. Hotel sales for 2003 include approximately $10 million for one hotel acquired in 2003 and exclude sales for the properties we have sold in 2004 and 2003 or classified as held for sale in 2004, which have been reclassified to discontinued operations. See "Discontinued Operations" below. We discuss operating results for our hotels on a comparable basis, and as of December 31, 2003, 112 of our 117 full-service hotels owned on that date were classified as comparable for 2003 and 2002. For 2003, our comparable hotel RevPAR of $96.85 was down 4.2% from 2002, reflecting a decline in average room rate of 1.9% and a decrease in occupancy of 1.6 percentage points, primarily due to reduced transient demand for both business and leisure travel. Beginning in the fourth quarter, demand began to improve relative to the first three quarters of 2003, with less than one-half a percent decrease in room rate and a slight decrease in occupancy over the fourth quarter of 2002. Comparable hotel RevPAR by property type decreased 4.3%, 4.5%, 3.5% and 3.9% for urban, suburban, resort/conference and airport properties, respectively.

While our overall results for 2003 declined, we did experience improvements in comparable hotel RevPAR in four geographic regions for the fourth quarter and two regions for the full year. Comparable hotel RevPAR for our Washington D.C. Metro region increased 4.0% for the fourth quarter and 2.5% for the full year. These increases were driven by strong transient demand particularly at our Northern Virginia properties as occupancy increased 0.9 percentage points for both the fourth quarter and full year for the comparable hotels. Our Florida region also had a slight increase in comparable hotel RevPAR for the year, but a slight decrease for the fourth quarter. The results were primarily driven by our properties in the Ft. Lauderdale and Tampa markets, which benefited from stronger group demand and leisure travel.

The relative improvement of these regions was offset by the overall decline in comparable hotel RevPAR in most of our other regions. In particular, our New England and South Central regions had significant declines in comparable hotel RevPAR of 15.1% and 5.8%, respectively, for the year and 14.4% and 5.7%, respectively, for the fourth quarter. The comparable hotel results in the South Central region were primarily affected by our hotels in San Antonio where full year occupancy was down 3.4 percentage points and average room rate declined 3.6%.

The decline in our New England properties was driven by the performance of our three comparable hotels in Boston which had comparable hotel RevPAR declines of 18.8% and 19.7%, respectively, for the fourth quarter and full year. The decrease in demand was primarily attributable to a reduction in city-wide convention activity in 2003. The New England results discussed above do not include the Boston Copley Marriott which is considered a non-comparable hotel, which had an increase in RevPAR for the fourth quarter of 1.6%.

Our rental income represents lease income from our 71 limited-service hotels and three office property leases, as well as lease income from one full-service hotel. Operations at the leased limited-service hotel properties continued to suffer due to increased competition from full-service and limited-service properties and weak economic conditions in their markets, resulting in a very competitive environment and lower room rates.

In 2003, we also recognized $9.6 million of other income from the settlement of a claim that we brought against our directors and officers insurance carriers for reimbursement of defense costs and settlement payments incurred in resolving a series of related actions brought against us and Marriott International which arose from the sale of certain limited partnerships units to investors prior to 1993.

Operating Costs and Expenses. The increase in operating costs and expenses is primarily the result of increases in wages, benefits, insurance and utilities at our hotels. Rental and other expense for our limited-service hotel leases, office properties and one full-service hotel that we leased are included in other property-level expenses on the consolidated statements of operations. Consistent with the relatively fixed nature of these costs, our operating expenses increased in both 2003 and 2002 despite the decrease in revenues in both years.

Corporate and Other Expenses. The increase in corporate and other expenses is primarily due to increases in corporate insurance and the appreciation of Host Marriott's stock price, which affects the employee stock-based compensation expense.

Interest Expense. Interest expense increased 6.6% over 2002 as a result of the payment of aggregate call premiums of $25 million and the acceleration of deferred financing fees of $6 million associated with the prepayment of our senior notes and various mortgages during 2003.

Loss on Foreign Currency and Derivative Contracts. The loss on foreign currency and derivative contracts is due primarily to the approximate $18 million loss from the forward currency exchange contracts for our four Canadian hotels being deemed ineffective for hedge accounting purposes. See "Liquidity and Capital Resources—Debt and Effect of Financial Covenants—Mortgage Debt Covenants" for further discussion.

Minority Interest Expense. Minority interest expense consists of our minority partners' share of the income or loss in consolidated hotel partnerships and the approximate 7% ownership interest in Host LP. The decrease in minority interest expense is due to the decline in our operations discussed above.

Equity in Earnings (Losses) of Affiliates. Equity in earnings (losses) of affiliates consists of our portion of the earnings (losses) of two partnerships in which we own non-controlling interests and do not consolidate in our financial statements. The increase in the loss can be attributed to an increase in the net loss of CBM Joint Venture LLC in 2003. See "Investments in Affiliates" for a discussion of this partnership.

Discontinued Operations. Discontinued operations consist of nine hotels sold in 2004, eight hotels sold in 2003, one hotel sold in 2002, the gain on the disposition and business interruption proceeds for the New York Marriott World Trade Center hotel in 2003 and 2002 and four properties classified as held for sale as of December 31, 2004. For 2003, the eight hotels sold generated net proceeds of approximately $184 million with a net gain on disposition of approximately $9 million. Discontinued operations for 2003 also includes a $56 million gain on the disposition of World Trade Center hotel. For 2003 and 2002, our revenues for all properties included in discontinued operations were $442 million and $334 million, respectively, and our income before taxes was $191 million and $45 million, respectively.

On December 3, 2003, we announced the settlement of the outstanding matters relating to the terrorist attacks of September 11, 2001 affecting the New York Marriott World Trade Center and Financial Center hotels with the hotels' insurer, Marriott International and the Port Authority of New York and New Jersey. As a result of these settlements, we received net insurance proceeds of approximately $372 million. As a result of this settlement, we recorded a one-time gain of approximately $212 million, which is comprised of approximately $156 million in post-2003 business interruption proceeds and approximately $56 million from the disposition of the New York Marriott World Trade Center hotel. The gain on disposition and the 2003 and 2002 business interruption income, net of expenses, related to the hotel has been reclassified to discontinued operations. The business interruption proceeds received, net of expenses, for the New York Marriott Financial Center hotel are included in rooms revenue from continuing operations.

COMPARABLE HOTEL OPERATING STATISTICS

We present certain operating statistics (i.e., RevPAR, average daily rate and average occupancy) and operating results (revenues, expenses and adjusted operating profit) for the periods included in this report on a comparable hotel basis. We define our comparable hotels as full-service properties (i) that are owned or leased by us and the operations of which are included in our consolidated results, whether as continuing operations or discontinued operations, for the entirety of the reporting periods being compared, and (ii) that have not sustained substantial property damage or undergone large-scale capital projects during the reporting periods being compared. Of the 111 full-service hotels that we owned on December 31, 2004, 103 have been classified as comparable hotels for 2004 versus 2003 comparisons. The operating results of the following eight hotels that we owned as of December 31, 2004 are excluded from comparable hotel results for these periods:

- The JW Marriott, Washington, D.C. (consolidated in our financial statements beginning in the second quarter of 2003);
- The Hyatt Regency Maui Resort and Spa (acquired in November 2003);
- The Memphis Marriott (construction of a 200-room expansion started in 2003 and completed in 2004);
- The Embassy Suites Chicago Downtown-Lakefront Hotel (acquired in April 2004);
- The Fairmont Kea Lani Maui (acquired in July 2004);
- The Newport Beach Marriott Hotel (major renovation started in July 2004);
- The Mountain Shadows Resort Hotel (temporarily closed in September 2004); and
- The Scottsdale Marriott at McDowell Mountains (acquired in September 2004).

In addition, the operating results of the 17 hotels we disposed of in 2004 and 2003 are also not included in comparable hotel results for the periods presented herein. Moreover, because these statistics and operating results are for our full-service hotel properties, they exclude results for our non-hotel properties and leased limited-service hotels.

We evaluate the operating performance of our comparable hotels based on both geographic region and property type. These divisions are generally consistent with industry data provided by hospitality research firms such as Smith Travel Research.

Geographic regions consist of the following (only states in which we own hotels are listed):

- Pacific—California, Hawaii, Oregon and Washington;
- Mountain—Arizona and Colorado;
- North Central—Illinois, Indiana, Michigan, Minnesota, Missouri and Ohio;
- South Central—Louisiana, Tennessee and Texas;
- New England—Connecticut, Massachusetts and New Hampshire;
- Mid-Atlantic—Pennsylvania, New Jersey and New York;
- DC Metro—Maryland, Virginia and Washington, D.C.;
- Atlanta— Georgia and North Carolina;
- Florida—Florida; and
- International—Canada and Mexico.

Property types consist of the following:

- Urban—Hotels located in central business districts of major cities. This includes most of our large convention center properties, suburban markets or edge cities located outside the urban core in larger metropolitan areas;
- Suburban—Hotels located in office parks or smaller secondary markets;
- Resort/conference—Hotels in tourist locations such as Florida, Hawaii and Southern California; and
- Airport—Hotels located at or near airports.

The following table sets forth performance information for our comparable full-service hotels by geographic region and property type as of December 31, 2004 and 2003:

COMPARABLE BY REGION

	AS OF DECEMBER 31, 2004		YEAR ENDED DECEMBER 31, 2004			YEAR ENDED DECEMBER 31, 2003			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE DAILY RATE	AVERAGE OCCUPANCY	REVPAR	AVERAGE DAILY RATE	AVERAGE OCCUPANCY	REVPAR	PERCENT CHANGE IN REVPAR
Pacific	20	10,720	$148.93	73.3%	$109.10	$148.71	67.9%	$101.03	8.0%
Florida	12	7,337	163.16	71.5	116.69	158.40	68.8	109.00	7.1
Mid-Atlantic	10	6,720	189.17	78.3	148.19	180.11	74.3	133.85	10.7
Atlanta	13	5,940	143.30	67.1	96.15	138.16	65.6	90.67	6.0
North Central	13	4,923	123.93	67.8	84.06	123.52	66.6	82.28	2.2
South Central	7	4,816	131.73	75.1	98.87	131.46	75.9	99.79	(0.9)
DC Metro	10	3,890	155.75	73.4	114.29	148.07	70.7	104.65	9.2
New England	7	3,413	146.12	73.0	106.72	142.32	67.5	96.11	11.0
Mountain	6	2,351	102.34	59.7	61.10	97.56	61.0	59.52	2.7
International	5	1,953	122.86	72.3	88.87	114.67	66.0	75.64	17.5
All Regions	103	52,063	149.64	71.9	107.66	145.42	69.0	100.35	7.3

COMPARABLE BY PROPERTY TYPE

	AS OF DECEMBER 31, 2004		YEAR ENDED DECEMBER 31, 2004			YEAR ENDED DECEMBER 31, 2003			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE DAILY RATE	AVERAGE OCCUPANCY	REVPAR	AVERAGE DAILY RATE	AVERAGE OCCUPANCY	REVPAR	PERCENT CHANGE IN REVPAR
Urban	40	25,068	$165.67	74.4%	$123.21	$159.79	72.2%	$115.40	6.8%
Suburban	38	14,081	121.44	67.2	81.63	117.25	65.4	76.72	6.4
Airport	16	7,332	113.12	74.6	84.37	111.66	67.5	75.36	12.0
Resort/ Conference	9	5,582	192.56	69.6	133.99	190.79	65.7	125.26	7.0
All Types	103	52,063	149.64	71.9	107.66	145.42	69.0	100.35	7.3

The following statistics are for all of our full-service properties as of December 31, 2004 and 2003, respectively, and the results of operations for nine hotels sold in 2004 and eight hotels sold in 2003 prior to their disposition.

ALL FULL-SERVICE PROPERTIES

YEAR ENDED DECEMBER 31,	2004	2003
Average Room Rate	**$152.03**	$141.93
Average Occupancy	**72.0%**	69.1%
RevPAR	**$109.51**	$ 98.01

LIQUIDITY AND CAPITAL RESOURCES

CASH REQUIREMENTS

Host Marriott is required to distribute to its stockholders at least 90% of its taxable income in order to qualify as a REIT. Funds used by Host Marriott to make these distributions are provided from Host LP. Because we are required to distribute almost all of our taxable income, we depend primarily on external sources of capital to finance future growth, including acquisitions.

Cash Balances. As of December 31, 2004, we had $347 million of cash and cash equivalents, which was a decrease of $417 million from December 31, 2003. The decrease is primarily attributable to significant debt prepayments and acquisitions in 2004. For a further discussion, see "Sources and Uses of Cash" below. In the third quarter of 2004, we amended and restated our credit facility, which now provides aggregate revolving loan commitments of $575 million, an increase of $275 million. We have no amounts outstanding under the credit facility. Due to the volatile operating environment in 2002 and 2003, our cash balances have been in excess of the $100 million to $150 million which we had historically maintained. With the added flexibility and capacity of our new credit facility and the continuing growth of the economy, we expect to lower our cash balances to previous levels over the next several quarters.

As of December 31, 2004, we also had an additional $154 million of cash which was restricted as a result of lender requirements (including reserves for debt service, real estate taxes, insurance, as well as cash collateral and excess cash flow deposits). The restricted cash balance includes $37 million which is held in escrow in accordance with debt covenant requirements where cash flows after debt service from certain properties did not meet certain required minimum levels (see "Financial Condition—Mortgage Debt" below). The restricted cash balances do not have a significant effect on our liquidity.

Debt Repayments and Refinancings. With the proceeds from asset sales and the insurance proceeds received for the New York Marriott World Trade Center hotel, we repaid or redeemed a total of approximately $400 million of debt in 2004. We also made $61 million of scheduled principal payments. In addition, we refinanced approximately $830 million of our debt in 2004. The combined effect of these transactions lowered our average interest rate by approximately 65 basis points. As a result of the repayments and refinancings completed during both 2003 and 2004, our annual interest expense obligations, excluding the effect of call premiums and accelerated deferred financing costs, have declined approximately $80 million based on interest rates as of December 31, 2004. We have no significant debt maturities prior to February 2006, though principal amortization will total approximately $66 million in 2005. We believe we have sufficient cash to deal with our near-term debt maturities, as well as any unanticipated decline in the cash flow from our business.

Reducing our leverage and future interest payments through debt repayments and refinancings remains a key management priority. In November 2003, Host Marriott's Board of Directors authorized us to purchase or retire up to $600 million of our senior notes with proceeds from additional asset sales ($317 million of which remains available under this authorization). Senior notes redeemed in connection with a refinancing transaction do not affect the availability under this authorization. As a result, we may continue to redeem or refinance additional senior notes, our Convertible Preferred Securities (QUIPs) debt and mortgage debt from time to time to take advantage of favorable market conditions. We may purchase senior notes and QUIPs debt for cash through open market purchases, privately negotiated transactions, a tender offer or, in some cases, through the early redemption of such securities pursuant to their terms. Repurchases of debt, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Any refinancing or retirement before the maturity date would affect earnings and FFO per diluted share, as defined herein, as a result of the payment of any applicable call premiums and the acceleration of previously deferred financing costs. During 2004, we incurred interest expense resulting from the payment of call premiums of approximately $40 million and the acceleration of deferred financing costs and original issue discounts totaling approximately $14 million.

Capital Expenditures. Typically, our renewal and replacement capital expenditures range from $200 million to $250 million on an annual basis. Based on the improved economy in 2004, we increased spending compared to 2003, where we had reduced our capital expenditures based on our assessment of the operating environment, including delaying certain projects due to the start of the war in Iraq, and to preserve capital. For 2004, renewal and replacement capital expenditures totaled approximately $206 million. During 2003, our capital expenditures were focused on property maintenance and improvements designed to maintain appropriate levels of quality. We spent approximately $181 million on renewal and replacement capital expenditures in 2003. Our renewal and replacement capital expenditures are generally funded by the furniture, fixture and equipment funds established at certain of our hotels (typically funded annually with approximately 5% of property revenues) and by our available cash.

During 2004, we also spent approximately $44 million on repositioning/ROI projects. These projects have historically generated strong returns and over the next several years we expect to spend $200 million to $400 million on such investments. Repositioning/ROI projects include substantial repositionings or expanding room, ballroom, meeting, conference and exhibit hall facilities (often through the conversion of underutilized space), constructing or expanding spa facilities and installing energy management systems. In addition, we will continue to seek opportunities to enhance the value of our portfolio by identifying and executing strategies that capitalize on alternate uses of our assets, such as the development of timeshare or condominium units on excess land or the conversion of existing rooms to timeshare or condominium units such as the previously discussed renovation and repositioning of the Newport Beach Marriott Hotel. The renovation is expected to cost approximately $60 million and will include the addition of a spa and 20 new luxury suites, redesigned guest rooms, a new restaurant concept and updated meeting space. We also recently announced a commitment to invest approximately $60 million for the development of an exhibit hall for the Marriott Orlando World Center hotel. In addition, we are pursuing the development of 120 timeshare units on a beachfront parking lot at the Hyatt Regency Maui Resort and Spa.

On September 3, 2004, we also converted the 590-room Denver Southeast Marriott to the Four Points by Sheraton Denver Southeast and are currently utilizing 475 rooms. We spent approximately $2 million in 2004 and expect to spend a total of $5 million for the conversion, which we believe will result in improved cash flows. We are also in the process of negotiating a contract to sell the Marriott Mountain Shadows Resort, which has been temporarily closed since September 2004. The sale of the hotel is contingent on, among other items, obtaining local government approval for the proposed redevelopment.

Acquisitions. We remain interested in pursuing single asset and portfolio acquisitions and believe that there will be opportunities in the near term and over the next several years to acquire assets that are consistent with our target profile of upper-upscale and luxury properties. An example of this strategy is the July 15, 2004 acquisition of the 450-suite Fairmont Kea Lani Maui, a luxury resort hotel located on 21 acres of Wailea's Polo Beach, for $355 million. We also acquired the 270-suite Scottsdale Marriott at McDowell Mountains on September 22, 2004 for approximately $58 million, $34 million of which was funded through the assumption of the existing mortgage debt on the hotel and the 455-suite Chicago Embassy Suites Downtown-Lakefront for $89 million in May 2004. In addition, during 2004, we purchased a retail building adjacent to one of our hotels and the land under the JW Marriott Hotel at Lenox in Atlanta, which we previously leased, for a combined total of approximately $30 million.

We may acquire properties through various structures, including transactions involving portfolios, single assets, joint ventures and acquisitions of all or substantially all of the securities or assets of other REITs or similar real estate entities. We anticipate that our acquisitions will be financed through a combination of methods, including proceeds from equity offerings of Host Marriott, issuance of limited partnership interests of Host LP (OP units) by Host LP, advances under our credit facility, our available cash and the incurrence or assumption of indebtedness. We may, from time to time, be in the process of identifying, analyzing and negotiating possible acquisition transactions and we expect to continue to do so in the future. We cannot be certain as to the size or timing of acquisition opportunities or of our ability to obtain additional acquisition financing, if needed. Additionally, the number of potential acquirers for individual hotel properties has increased due to the improvement of both the capital markets and the lodging industry and, as a result, the cost of acquiring properties has increased. We can provide no assurance that we will be able to find acquisition targets that provide a suitable return on investment.

SOURCES AND USES OF CASH

Our principal sources of cash are cash from operations, the sale of assets, borrowing under our credit facility and our ability to obtain additional financing through various capital markets. Our principal uses of cash are debt service, asset acquisitions, capital expenditures, operating costs, corporate and other expenses and distributions to equity holders.

Cash Provided by Operations. Our cash provided by operations decreased $10 million to $360 million for 2004 from $370 million for 2003. Cash from operations in 2003 included $156 million in business interruption proceeds related to the disposition of the New York Marriott World Trade Center hotel. Excluding this transaction, cash provided by operations increased approximately $146 million in 2004.

Cash Provided by or Used in Investing Activities. Cash used in investing activities for 2004 was $501 million compared to $153 million for 2003. Activity for 2004 primarily included the acquisition of three hotel properties and other assets for total cash expenditures of approximately $503 million, the net proceeds of approximately $246 million from the sale of nine non-core properties, and capital expenditures at our properties of approximately $250 million.

In January of 2005, we also completed the disposition of four hotels for total proceeds of approximately $128 million. The net proceeds from these sales will be used to repay debt, fund acquisitions or repositioning/ROI projects, or for general corporate purposes. On December 30, 2004, we received approximately $47 million in payment of a note receivable from a minority partner in a consolidated partnership that owns two hotels. At the request of the minority partner, the partnership purchased preferred units of Vornado Realty Trust (the

"Vornado Preferred Units"), which we held as of December 31, 2004. As the Vornado Preferred Units are not publicly traded, we have recorded them in other assets at their cost basis in our consolidated balance sheet. On January 3, 2005, these securities were transferred to the minority partner in redemption of his partnership interest. We also paid approximately $14 million to a second partner for the remaining minority interests in the partnership. No gain or loss was recognized on this transaction.

On December 15, 2004, we executed a sale agreement with an affiliate of Sarofim Realty Advisors ("Sarofim") and Marriott International, whereby Sarofim will acquire 85% of our interest in CBM Joint Venture LLC (CBM Joint Venture) for approximately $92 million. We and Marriott International each currently own a 50% interest in CBM Joint Venture, which owns 120 Courtyard by Marriott properties totaling approximately 17,500 rooms. As part of the transaction, CBM Joint Venture will be converted into a limited partnership and we will have the right to cause the partnership to redeem our remaining interest in the partnership under certain conditions between December 8, 2007 and December 8, 2009. Starting December 9, 2009, the partnership will have the right to redeem our remaining interest. The sale is expected to close by March 2005 and is subject to several closing conditions, including: no significant decrease in the net worth of CBM Joint Venture (but not considering a decrease in net worth due to changes in market conditions); the entering into by CBM Joint Venture of new management agreements and ground leases with Marriott International and its affiliates; Sarofim's ability to complete the refinancing of certain secured debt and to obtain certain lender consents; and other customary closing conditions. There can be no assurances that the sale will be completed. There have been no cash distributions to us from CBM Joint Venture since 2001.

The following table summarizes significant investing activities that have been completed since the beginning of fiscal year 2003:

DATE	DESCRIPTION OF TRANSACTION	SALE (INVESTMENT) AMOUNT (IN MILLIONS)
ACQUISITIONS		
2004		
September	Purchase of the 270-room Scottsdale Marriott at McDowell Mountains[1]	$ (58)
July	Purchase of the 450-suite Fairmont Kea Lani, Maui	(355)
May	Purchase of the 455-room Embassy Suites Lakefront-Downtown, Chicago	(89)
2003		
November	Purchase of the 806-room Hyatt Regency Maui Resort and Spa	(321)
June	Acquisition of the remaining interests in the JW Marriott in Washington, D.C.[2]	(98)
	Total acquisitions	$(921)
DISPOSITIONS		
2005		
January	Sale of the Torrance Marriott	$ 62
January	Sale of the Hartford Marriott at Farmington, Tampa Westshore Marriott and Albuquerque Marriott	66
2004		
December	Sale of the Bethesda Marriott	45
December	Sale of the Salt Lake City Marriott	50
May	Sale of the Dallas/Fort Worth Airport Marriott	59
January	Sale of the Mexico City Airport Marriott	30
January	Sale of the Atlanta Northwest Marriott, Detroit Romulus Marriott and the Detroit Southfield Marriott, Atlanta Marriott Norcross and the Fullerton Marriott	70
2003		
December	Insurance recovery from the New York Marriott World Trade Center and New York Marriott Financial Center hotels	372
December	Sale of the Williamsburg Marriott, Oklahoma City Marriott and the Plaza San Antonio Marriott	75
November	Sale of the Jacksonville Marriott	17
July	Sale of the Norfolk Waterside Marriott, Oklahoma City Waterford Marriott and Palm Beach Gardens Marriott	71
January	Sale of the Ontario Airport Marriott	26
	Total dispositions	$ 943

(1) Investment price includes the assumption of $34 million of mortgage debt.

(2) Investment price includes the assumption of $95 million of mortgage debt.

Cash Used in and Provided by Financing Activities. Cash used in financing activities, net, was $276 million for 2004. Cash provided by financing activities, net, was $186 million for 2003. During 2004, cash provided by financing activities included the issuance of common stock for approximately $301 million and the issuance of debt securities and preferred stock for approximately $935 million, while cash used in financing activities primarily consisted of debt prepayments of approximately $1.2 billion. See the table below for additional information. In connection with the redemption of senior notes in 2004, we were required to pay premiums totaling approximately $40 million in exchange for the right to retire this debt in advance of its maturity. We also recorded interest expense of $14 million for the acceleration of the related deferred financing fees and original issue discounts for the prepayment of the senior notes. On August 3, 2004, we redeemed all 4.16 million shares of our 10% Class A preferred stock (and corresponding Class A preferred units of Host LP) for approximately $104 million with the proceeds from the issuance of 4 million shares of the $8^7/_8$% Class E preferred shares and available cash.

During December 2003, we announced the settlement of all outstanding matters related to the New York Marriott World Trade Center and Financial Center hotels with our insurer, Marriott International and the Port Authority of New York and New Jersey. As a result of this settlement, we received net proceeds of approximately $372 million, substantially all of which were used to repay debt. During the fourth quarter of 2003, we used the proceeds to repay the $65 million mortgage debt on the New York Marriott World Trade Center hotel and made a partial prepayment of $32 million of mortgage debt on our Canadian properties. The remainder of the proceeds was used in the first quarter of 2004 for a partial prepayment of $44 million of debt secured by mortgages on two Ritz-Carlton properties and to retire the remaining outstanding Series C senior notes of approximately $218 million (both of which are included in the totals for financing activities for 2004 noted above).

The following table summarizes significant debt and equity activity, except for the credit facility and derivative transactions, completed since January 1, 2003 (in millions):

DATE	DESCRIPTION OF TRANSACTION	AMOUNT (IN MILLIONS)
DEBT		
2004		
December	Partial prepayment of the 5.19% Canadian mortgage loan[1]	$ (34)
September	Assumed 6.08% mortgage on the Scottsdale Marriott at McDowell Mountains	34
September	Redemption of 7 7/8% Series B senior notes	(336)
August	Proceeds from the issuance of 7% Series L senior notes	345
May	Redemption of 7 7/8% Series B senior notes	(65)
April	Redemption of 7 7/8% Series B senior notes	(494)
March	Proceeds from the issuance of 3.25% Exchangeable Senior Debentures due 2024	484
January	Payment of the 12.68% mortgage on the Mexico Airport Marriott	(11)
January	Prepayment of the 8.58% mortgage on the Hanover Marriott	(27)
January	Redemption of the remaining 8.45% Series C senior notes	(218)
January	Partial prepayment of the 9% mortgage on The Ritz-Carlton, Naples and Buckhead	(44)
2003		
December	Partial prepayment of the 4.19% Canadian mortgage loan[1]	(32)
December	Redemption of 7 7/8% Series A senior notes	(429)
December	Redemption of 8.45% Series C senior notes	(282)
December	Payment of the 4.9% mortgage on the World Trade Center hotel	(65)
November	Issuance of 7 1/8% Series K senior notes due in 2013	725
September	Refinancing proceeds from the 4.5% mortgage on the JW Marriott, Washington, D.C.[2]	88
September	Repayment of the 8.77% mortgage on the JW Marriott, Washington, D.C.	(95)
August	Retired a portion of 7 7/8% Series A senior notes due in 2005	(71)
April	Partial prepayment of the 4.07% Canadian mortgage loan[1]	(7)
March	Retired a portion of 9.25% senior notes due in 2007	(8)
January	Repayment of the 8.03% mortgage on The Ritz-Carlton, Naples and Buckhead	(17)
2004/2003	Principal amortization	(61)
	Net debt transactions	$(620)
EQUITY		
2004		
August	Redemption of 4.16 million shares of 10% Class A preferred shares	$(104)
May/June	Proceeds from the issuance of approximately 4 million shares of 8 7/8% Class E preferred shares	98
June	Proceeds from the issuance of 25 million shares of common stock	301
2003		
October	Proceeds from the issuance of 23.5 million shares of common stock	250
August	Proceeds from the issuance of 27.5 million shares of common stock	251
	Net equity transactions	$ 796

[1] The Canadian mortgage has a floating interest rate based on LIBOR plus 275 basis points. The interest rates shown reflect the rate as of the date of the transactions.
[2] The JW Marriott, Washington, D.C. has a floating interest rate based on LIBOR plus 210 basis points. The rate shown is the rate as of December 31, 2004.

FINANCIAL CONDITION

GENERAL

As of December 31, 2004, our total debt was $5.5 billion. The weighted average interest rate of our debt is approximately 7.1% and the current average maturity is 6.6 years. Additionally, approximately 86% of our debt has a fixed rate of interest as of December 31, 2004. In general, we seek to limit near term maturities and maintain an average maturity of no less than five years, although there can be no assurances that we will achieve this objective. We may also make exceptions to these objectives to take advantage of market conditions.

SENIOR NOTES

General. The following summary is a description of the material provisions of the indentures governing our various senior notes issues issued by the operating partnership, which we refer to collectively as the senior notes indenture. Under the terms of our senior notes indenture, our senior notes are equal in right of payment with all of the operating partnership's unsubordinated indebtedness and senior to all subordinated obligations of the operating partnership. The notes outstanding under our senior notes indenture are guaranteed by certain of our existing subsidiaries and are currently secured by pledges of equity interests in many of our subsidiaries. The guarantees and pledges ratably benefit the notes outstanding under our senior notes indenture, as well as our credit facility, certain other senior debt, and interest rate swap agreements and other hedging agreements with lenders that are parties to the credit facility.

Restrictive Covenants. Under the terms of the senior notes indenture, our ability to incur indebtedness and pay dividends is subject to restrictions and the satisfaction of various conditions, including the achievement of an EBITDA-to-interest coverage ratio of at least 2.0x by the operating partnership. This ratio is calculated in accordance with our senior notes indenture and excludes from interest expense items such as interest on our Convertible Subordinated Debentures, call premiums and deferred financing charges that are included in interest expense on our consolidated statement of operations. In addition, the calculation is based on our pro forma results for the four prior fiscal quarters giving effect to the transactions, such as acquisitions, dispositions and financings, as if they occurred at the beginning of the period. Other covenants limiting our ability to incur indebtedness and pay dividends include maintaining total indebtedness (excluding our Convertible Subordinated Debentures) of less than 65% of adjusted total assets (using undepreciated real estate values) and secured indebtedness of less than 45% of adjusted total assets. So long as the operating partnership maintains the required level of interest coverage and satisfies these and other conditions in the senior notes indenture, we may pay preferred or common dividends and incur additional debt under the senior notes indenture, including debt incurred in connection with an acquisition. Our senior notes indenture also imposes restrictions on customary matters, such as limitations on capital expenditures, acquisitions, investments, transactions with affiliates and the incurrence of liens.

Interest. We pay interest on each series of our outstanding senior notes semi-annually in arrears at the respective annual rates indicated on the table below.

Exchangeable Senior Debentures. On March 16, 2004, we issued $500 million of 3.25% Exchangeable Senior Debentures and received net proceeds of $484 million, net of underwriting fees and expenses and an original issue discount. These debentures were issued under our senior notes indenture, and are the only series of senior notes that are exchangeable into Host Marriott common stock. The Exchangeable Senior Debentures mature on April 15, 2024 and are equal in right of payment with all of our unsubordinated debt. Interest is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year beginning on April 15, 2004. We can redeem for cash all, or part of, the Exchangeable Senior Debentures at any time subsequent to April 19, 2009 upon 30 days notice at the applicable redemption price as set forth in the indenture. Holders have the right to require us to repurchase the Exchangeable Senior Debentures on April 15, 2010, April 15, 2014 and April 15, 2019 at the issue price. The Exchangeable Senior Debentures are exchangeable into shares of Host Marriott common stock at a rate of 54.6448 shares for each $1,000 of principal amount of the debentures, or a total of approximately 27 million shares, which is equivalent to an initial exchange price of $18.30 per share of our common stock. The exchange rate may be adjusted under certain circumstances, including the payment of common dividends. Holders may exchange their Exchangeable Senior Debentures prior to maturity under certain conditions, including at any time at which the closing sale price of our common stock is more than 120% of the exchange price per share, or initially $21.89, for at least 20 of 30 trading days. The Exchangeable Senior Debentures and the common stock issuable upon exchange of the debentures have not been registered under the Securities Act and may not be offered or sold except to qualified institutional buyers, as defined. We have a shelf registration statement that is currently effective with respect to the resale of our common stock issuable upon exchange of the debentures.

The following table summarizes our outstanding debt and scheduled amortization and maturities related to our senior notes, credit facility and Convertible Subordinated Debentures as of December 31, 2004:

(IN MILLIONS)	BALANCE AS OF DECEMBER 31, 2004	2005	2006	2007	2008	2009	THEREAFTER
$7^7/_8$% Series B senior notes, due 8/1/2008	$ 304	$—	$ —	$ —	$305	$—	$ —
$8^3/_8$% Series E senior notes, due 2/15/2006	300	—	300	—	—	—	—
$9^1/_4$% Series G senior notes, due 10/1/2007[1]	243	—	—	242	—	—	—
$9^1/_2$% Series I senior notes, due 1/15/2007[1]	468	—	—	450	—	—	—
$7^1/_8$% Series K senior notes, due 11/1/2013	725	—	—	—	—	—	725
7% Series L senior notes, due 8/15/2012	346	—	—	—	—	—	350
Other senior notes[2]	13	—	—	6	—	—	7
Exchangeable Senior Debentures, due 4/15/2024	491	—	—	—	—	—	500
Total senior notes	2,890	—	300	698	305	—	1,582
Credit Facility, due 9/1/2008	—	—	—	—	—	—	—
Convertible Subordinated Debentures, due 12/2/2026	492	—	—	—	—	—	492
	$3,382	$—	$300	$698	$305	$—	$2,074

(1) Balances at December 31, 2004 for the Series G and Series I senior notes include the fair value of interest rate swaps of approximately $1 million and $18 million, respectively. The interest payments under the Series G and Series I swaps are based on LIBOR plus 5.9% and 4.5%, respectively.

(2) Other senior notes consist of two notes with an average interest rate of 9.7% and mature through 2012 and were issued under different indentures than our other senior notes.

CONVERTIBLE SUBORDINATED DEBENTURES

As of December 31, 2004, Host Marriott Financial Trust (the "Trust"), a wholly owned subsidiary, has 9.5 million shares of $6^3/_4$% convertible quarterly income preferred securities outstanding (the "Convertible Preferred Securities"), with a liquidation preference of $50 per share (for a total liquidation amount of $475 million). The Convertible Preferred Securities represent an undivided beneficial interest in the assets of the Trust. The payment of distributions by the Trust, payments on liquidation of the Trust, or the redemption of the Convertible Preferred Securities are guaranteed by us. This guarantee, when taken together with our obligations under the indenture pursuant to which the $6^3/_4$% convertible subordinated debentures due December 2026 (the "Convertible Subordinated Debentures") were issued, provides a full and unconditional guarantee of amounts due on the Convertible Preferred Securities. Proceeds from the issuance of the Convertible Preferred Securities were invested in Convertible Subordinated Debentures issued by Host Marriott. The Trust exists solely to issue the Convertible Preferred Securities and its own common securities and invest the proceeds therefrom in the Convertible Subordinated Debentures, which is its sole asset. The Trust is wholly owned and has no independent operations.

Each of the Convertible Preferred Securities and the related debentures are convertible at the option of the holder into shares of Host Marriott common stock at the rate of 3.2537 shares per Convertible Preferred Security, for a total of approximately 31 million shares (equivalent to a conversion price of $15.367 per share of our common stock). The Trust will only convert Convertible Subordinated Debentures pursuant to a notice of conversion by a holder of Convertible Preferred Securities. The conversion ratio and price have been adjusted to reflect certain transactions including our conversion to a REIT. During 2004 and 2003, no shares were converted to common stock.

Holders of the Convertible Preferred Securities are entitled to receive preferential cumulative cash distributions at an annual rate of $6^3/_4$% payable quarterly in arrears. The distribution rate and the distribution and other payment dates for the Convertible Preferred Securities correspond to the interest rate and interest and other payment dates on the Convertible Subordinated Debentures. We may defer interest payments on the Convertible Subordinated Debentures for a period not to exceed 20 consecutive quarters. If interest payments on the Convertible Subordinated Debentures are deferred, so too are payments on the Convertible Preferred Securities. Under this circumstance, we will not be permitted to declare or pay any cash distributions with respect to our capital stock or debt securities that rank pari passu with or junior to the Convertible Subordinated Debentures.

The Convertible Preferred Securities are redeemable at the Trust's option upon any redemption by us of the Convertible Subordinated Debentures after December 2, 1999. During 2005, the Convertible Preferred Securities can be redeemed at a price equal to 100.675% of the liquidation preference, or $50.3375 per security. Upon repayment at maturity or as a result of the acceleration of the Convertible Subordinated Debentures upon the occurrence of a default, the Convertible Preferred Securities are subject to mandatory redemption. The Convertible Preferred Securities, as a potentially dilutive security, are evaluated in the calculation of earning per share and FFO per diluted share. The securities were dilutive for FFO per diluted share for both fourth quarter 2004 and 2003, but not for full year. We believe that the securities will be dilutive in 2005 to the extent our FFO per diluted share exceeds approximately $1.04.

In connection with our conversion to a REIT, Host LP assumed primary liability for repayment of the Convertible Subordinated Debentures underlying the Convertible Preferred Securities. Upon conversion by a Convertible Preferred Securities holder, Host Marriott will issue shares of its common stock, which will be delivered to such holder. Upon the issuance of such shares by Host Marriott, Host LP will issue to Host Marriott a number of OP units equal to the number of shares of Host Marriott common stock issued in exchange for the Convertible Subordinated Debentures.

In accordance with FASB Interpretation No. 46R, "Consolidation of the Variable Interest Entities," we no longer consolidate the Trust effective January 1, 2004. As a result, we recognize the $492 million in Convertible Subordinated Debentures issued by the Trust as debt, eliminating the $475 million of Convertible Preferred Securities previously classified in the mezzanine section of our balance sheet and recognize, as an equity investment, the $17 million invested in the Trust. Additionally, we classify the related dividend payments as interest expense.

CREDIT FACILITY

General. On September 10, 2004, we entered into an amended and restated credit facility. The credit facility replaces our prior credit facility and provides aggregate revolving loan commitments in the amount of $575 million. The credit facility also includes sub-commitments for the issuance of letters of credit in an aggregate amount of $10 million and loans to certain of our Canadian subsidiaries in Canadian Dollars in an aggregate amount of $150 million. The credit facility has an initial scheduled maturity in September 2008. We have an option to extend the maturity for an additional year if certain conditions are met at the time of the initial scheduled maturity. We also have the option to increase the amount of the credit facility by up to $100 million to the extent that any one or more lenders, whether or not currently party to the credit facility, commits to be a lender for such amount. We have not made any borrowings under the credit facility.

As with the prior facility, the debt under the amended credit facility is guaranteed by certain of our existing subsidiaries and is currently secured by pledges of equity interests in many of our subsidiaries. The guarantees and pledges ratably benefit our credit facility as well as the notes outstanding under our senior notes indenture, certain other senior debt, and interest rate swap agreements and other hedging agreements with lenders that are parties to the credit facility. As with the prior facility, the pledges are permitted to be released in the event that our leverage ratio falls below 6.0x for two consecutive fiscal quarters.

Dual Tranche Structure. Unlike our prior facility, the revolving loan commitment under the amended credit facility is divided into two separate tranches: (1) a Revolving Facility A tranche of $385 million and (2) a Revolving Facility B tranche of $190 million. Subject to compliance with the facility's financial covenants, amounts available for borrowing under Revolving Facility A vary depending on our leverage ratio, with $385 million being available when our leverage ratio is less than 6.5x, $300 million being available when our leverage ratio equals or exceeds 6.5x but is less than 6.75x, $150 million being available when our leverage ratio equals or exceeds 6.75x but is less than 7.0x, and no amounts being available when our leverage ratio equals or exceeds 7.0x. By contrast, the entire amount of Revolving Facility B is available for borrowing at any time that our unsecured interest coverage ratio equals or exceeds 1.5x and our leverage ratio does not exceed levels ranging from 7.5x to 7.0x. Specifically, prior to the end of our third quarter of 2007, we are permitted to make borrowings and maintain amounts outstanding under Revolving Facility B so long as our leverage ratio is not in excess of 7.5x; the maximum leverage ratio applicable to Revolving Facility B is then reduced to 7.25x from the end of the third quarter of 2007 until the day prior to end of our third quarter of 2008, and is reduced to 7.0x thereafter.

Financial Covenants. We are subject to different financial covenants depending on whether amounts are borrowed under Revolving Facility A or Revolving Facility B, and we are permitted to convert amounts borrowed under either tranche into amounts borrowed under the other tranche. While the financial covenants applicable under Revolving Facility A are generally comparable to those contained in our prior facility (including covenants for leverage, fixed charge coverage and unsecured interest coverage), the financial covenants applicable to Revolving Facility B are limited to leverage and unsecured interest coverage, and are set at less restrictive levels than the corresponding covenants applicable to Revolving Facility A. As a result of this structure, we have gained flexibility to make and maintain borrowings in circumstances where adverse changes to our financial condition could have prohibited the maintenance of borrowings under the prior facility. The financial covenants for the Revolving Facility A and Revolving Facility B do not apply when there are no borrowings under the respective tranche. Hence, so long as there are no amounts outstanding we are not in default of the credit facility if we do not satisfy the financial covenants and we do not lose the potential to draw under the amended credit facility in the future if we were ever to come back into compliance with the financial covenants. We are in compliance with all our covenants as of December 31, 2004.

The following table summarizes the financial tests contained in the credit facility through 2006:

FACILITY A—FINANCIAL COVENANT LEVELS

QUARTER	MINIMUM UNSECURED INTEREST COVERAGE RATIO	MAXIMUM LEVERAGE RATIO	MINIMUM FIXED CHARGE COVERAGE RATIO
Third Quarter 2004 to Fourth Quarter 2005	1.50	7.00	1.00
First Quarter 2006 to Fourth Quarter 2006	1.50	6.75	1.00

FACILITY B—FINANCIAL COVENANT LEVELS

QUARTER	MINIMUM UNSECURED INTEREST COVERAGE RATIO	MAXIMUM LEVERAGE RATIO
Third Quarter 2004 to Fourth Quarter 2005	1.50	7.50
First Quarter 2006 to Fourth Quarter 2006	1.50	7.50

Interest and Fees. We pay interest on borrowings under the Revolving Facility A at floating interest rates plus a margin (which, in the case of LIBOR-based borrowings, ranges from 2.00% to 3.00%) that is set with reference to our leverage ratio. Borrowings under Revolving Facility B are subject to a margin that is 0.5% higher than the corresponding margin applicable to Revolving Facility A borrowings and .75% higher when our leverage ratio is greater than 7.0x. As with the prior facility, to the extent that amounts under the amended credit facility remain unused, we pay a quarterly commitment fee on the unused portion of the loan commitment.

Other Covenants. Our amended credit facility imposes restrictions on customary matters that were also restricted in our prior facility, such as limitations on capital expenditures, acquisitions, investments, the incurrence of debt and the payment of dividends. While such restrictions are generally similar to those contained in our prior facility, we have modified certain covenants to become less restrictive at any time that our leverage ratio falls below 6.0x. In particular, at any time that our leverage ratio is below 6.0x, we will not be subject to limitations on capital expenditures, and the limitations on acquisitions, investments and dividends will be replaced by the generally less restrictive corresponding covenants in our senior notes indenture.

MORTGAGE DEBT

General. As of December 31, 2004, we have 28 assets that are secured by mortgage debt. Substantially all of our mortgage debt is recourse solely to specific assets except in instances of fraud, misapplication of funds and other customary recourse provisions. Currently, secured debt represents approximately 37% of our total debt and has an average interest rate of 7.7% and an average maturity of 4.8 years. Over time, we expect to reduce the amount of our secured debt as a percentage of our total debt. We may refinance secured debt with other financing alternatives, such as senior notes, although there can be no assurances that we will achieve this objective.

As a result of the decline in operations of our properties in 2002 and 2003, restrictive covenants on eight of our hotel properties secured by a $571 million mortgage loan, which we refer to as the CMBS Loan, were triggered. These hotel properties are, the New York Marriott Marquis, the San Francisco Airport Hyatt Regency, the Cambridge Hyatt Regency, the Reston Hyatt Regency, the Boston Hyatt Regency, the Drake Hotel New York, the Westin Buckhead Atlanta, and the Swissôtel Chicago, which we refer to as the CMBS Portfolio. The CMBS Loan contains a provision that requires the mortgage servicer to retain certain excess cash flow from the CMBS Portfolio after payment of debt service (approximately $64 million) if net cash flow after payment of taxes, insurance, ground rent and reserves for furniture, fixtures and equipment for the trailing twelve months declines below $96 million. This provision was triggered beginning in the third quarter of 2002 and will remain in effect until the CMBS Portfolio generates the necessary minimum cash flow for two consecutive quarters, at which point, the cash that has been escrowed will be returned to us. As of December 31, 2004, approximately $37 million of cash has been escrowed. We do not expect cash flows from the CMBS Portfolio to be at the level required to trigger the release of the escrow until 2006. Therefore, we anticipate that additional cash of $25 million will be escrowed in 2005.

On July 12, 2002, we modified the terms of the mortgage debt secured by our four Canadian properties. Under the terms of this modification, we agreed to escrow the excess cash flow from these hotels on a retroactive basis effective December 29, 2001. In April 2003, approximately $7 million of the cash escrowed in accordance with the loan was applied to the outstanding balance of the indebtedness and approximately $2 million was released to us. In July 2003, we entered into an agreement with the lenders to further modify certain covenants so that we would not be required to make additional prepayments at that time. The terms of the modification required us to provide $10 million of cash collateral and pay an additional 25 basis points of interest on the loan. On December 29, 2003, we made a partial repayment of $32 million. In conjunction with the repayment, one of the hotels and the $10 million was released from the collateral in 2003. On December 15, 2004, we repaid an additional $34 million repayment and an additional hotel was released from the collateral. There were no amounts escrowed at December 31, 2003. As of December 31, 2004, approximately $7 million was escrowed. The properties obtained the required level of operations so that the covenant restrictions were lifted and the $7 million escrow was released in the first quarter of 2005.

The following table summarizes our outstanding debt and scheduled amortization and maturities related to mortgage and other debt as of December 31, 2004:

(IN MILLIONS)	BALANCE AS OF DECEMBER 31, 2004	2005	2006	2007	2008	2009	THEREAFTER
MORTGAGE DEBT							
CMBS Loan, 7.54%, due 8/1/2009[1]	$ 571	$24	$ 24	$ 26	$ 28	$469	$ —
Orlando Marriott World Center, 7.48%, due 1/1/2008	222	4	4	4	210	—	—
San Diego Marriott Hotel and Marina, 8.45%, due 7/1/2009	185	2	3	3	3	174	—
Host Hotel Properties II, 8.22%, due 10/11/2017[2][7]	182	8	9	8	7	7	143
Atlanta Marriott Marquis, 7.4%, due 2/11/2023[8]	145	4	4	4	4	5	124
The Ritz-Carlton, Naples and Buckhead, 9.00%, due 10/1/2006	143	9	134	—	—	—	—
Desert Springs Marriott Resort and Spa, 7.8%, due 12/11/2022[8]	91	2	3	3	3	3	77
Harbor Beach Marriott, 8.58%, due 3/1/2007	91	1	2	88	—	—	—
Boston Copley Marriott, 8.39%, due 6/1/2006	89	4	85	—	—	—	—
JW Marriott, Washington, D.C., 4.5%, due 9/15/2006[3]	88	—	88	—	—	—	—
Philadelphia Convention Center, 8.49%, due 4/1/2009	81	2	2	2	2	73	—
Other mortgage debt[4]	155	7	24	37	37	22	28
Total mortgage debt[5]	2,043	67	382	175	294	753	372
OTHER DEBT							
Philadelphia Airport Marriott industrial revenue bonds, $7^3/_4$%, due 12/1/2017	40	—	—	—	—	—	40
Capital leases and other[6]	58	6	3	3	—	—	46
Total other debt	98	6	3	3	—	—	86
Total mortgage and other debt	$2,141	$73	$385	$178	$294	$753	$458

[1] This mortgage debt is secured by eight hotel properties and has certain restrictive covenants.

[2] This mortgage debt is secured by first mortgages on three hotels, as well as a pledge of our limited partnership interest in one partnership.

[3] This floating rate mortgage is based on LIBOR plus 2.10%. The rate shown is as of December 31, 2004. Also, this mortgage has an interest rate cap derivative with a maximum rate of 8.1%.

[4] Other mortgage debt consists of mortgage debt amounts that are less than $40 million, have an average interest rate of 7.6% at December 31, 2004 and mature through 2017.

[5] Total mortgage debt excludes approximately $20 million of mortgage debt, related to the Hartford Marriott Farmington, that was reclassified as liabilities associated with assets held for sale at December 31, 2004. The hotel was sold on January 6, 2005.

[6] Capital leases and other consists of five loans with an average interest rate of 7.36% and mature through 2016, as well as capital leases with varying interest rates and maturity dates.

[7] Beginning in 2007, the interest rate on this loan increases a minimum of 200 basis points and all excess cash (as defined in the loan agreement) generated by the partnership is applied to principal; however, the loan can be repaid without a premium or penalty on that date. The amortization presented in this table is the minimum principal payment considering the increase in interest rate, but does not include additional principal payments based on excess cash flow.

[8] Beginning in 2010, the interest rate on these loans increases a minimum of 200 basis points and all excess cash (as defined in the loan agreement) generated by the partnerships that own these two properties is applied to principal; however, the loans can be repaid without a premium or penalty on that date. The amortization presented is the minimum principal payment considering the increase in interest rate, but does not include additional principal payments based on excess cash flow.

CREDIT RATINGS

As of December 31, 2004, we had approximately $2.9 billion of senior notes outstanding and $337 million of preferred stock that were rated by Moody's Investors Service and Standard & Poor's. Standard and Poor's rating on our senior debt is B+ and the rating on our preferred stock is CCC+. Moody's has a Ba3 rating on our senior debt and a B3 rating on our preferred stock. While we have no senior note maturities until 2006, if our operations or our credit ratios were to decline, the ratings on our securities could be reduced. If we were unable to subsequently improve our credit ratings, our cost to issue additional senior notes, either in connection with a refinancing or otherwise, or to issue additional preferred stock would likely increase.

HOST MARRIOTT DIVIDEND POLICY

Host Marriott is required to distribute to stockholders at least 90% of its taxable income in order to qualify as a REIT, including taxable income recognized for tax purposes but with regard to which we do not receive corresponding cash. Funds used by Host Marriott to pay dividends on its common and preferred stock are provided through distributions from Host LP. For every share of common and preferred stock of Host Marriott, Host LP has issued to Host Marriott a corresponding common OP unit and preferred OP unit. As of February 28, 2005, Host Marriott is the owner of substantially all of the preferred OP units and approximately 94% of the common OP units. The remaining 6% of the common OP units are held by various third-party limited partners.

As a result of the minority position in Host LP common OP units, these holders share, on a pro rata basis, in amounts being distributed by Host LP. As a general rule, when Host Marriott pays a common or preferred dividend, Host LP pays an equivalent per unit distribution on all common or corresponding preferred OP units. For example, if Host Marriott paid a five cent per share dividend on its common stock, it would be based on payment of a five cent per unit distribution by Host LP to Host Marriott as well as other common OP unit holders. For these reasons, investors should also take into account the 6% minority position in Host LP and the requirement that they share pro rata in distributions from Host LP, when analyzing dividend payments by Host Marriott to its stockholders.

Host Marriott's current policy on common dividends is generally to distribute at least 100% of its taxable income, unless otherwise contractually restricted. Host Marriott currently intends to continue paying dividends on its preferred stock, regardless of the amount of taxable income, unless similarly contractually restricted. While we are not currently restricted in our ability to pay dividends, during the second half of 2002 and through the first quarter of 2004 we were limited in our ability to pay dividends, except to the extent necessary to maintain Host Marriott's REIT status.

Host Marriott did not pay a dividend on its common stock (and, correspondingly, Host LP did not pay distributions on its common OP units) in 2002 and 2003. As a result of the improvements in operations, on December 20, 2004, we paid a $0.05 per share dividend on Host Marriott's common stock, representing primarily the final distribution of 2003 taxable income. Host Marriott intends to reinstate a quarterly dividend on Host Marriott's common stock beginning with the first quarter of 2005 dividend. We announced that we believe the first quarter dividend will be approximately $.07 to $.09 per share. The amount of any common distribution will be determined by Host Marriott's Board of Directors.

INVESTMENTS IN AFFILIATES

We have made investments in certain ventures which we do not consolidate and, accordingly, are accounted for under the equity method of accounting in accordance with our accounting policies as described in Note 1 to the consolidated financial statements. Currently, we and an affiliate of Marriott International each own a 50% interest in CBM Joint Venture, which owns, through two limited partnerships, 120 Courtyard by Marriott properties totaling 17,550 rooms. The joint venture has approximately $1,071 million of assets and $898 million of debt. This debt consists of approximately $519 million of first mortgage loans secured by 119 of the 120 properties owned by the partnerships, approximately $129 million of senior notes secured by the ownership interest in one partnership and mezzanine debt in the amount of $250 million. The lender of the mezzanine debt is an affiliate of Marriott International. None of the debt is recourse to, or guaranteed by, us or any of our subsidiaries. RevPAR at the partnerships' Courtyard hotels increased 6.3% year-to-date with an average occupancy increase of 2.0 percentage points and an increase in average room rate of 3.2%. We have not received any cash distributions from this partnership since 2001. On December 15, 2004, we announced the pending sale of our interest in CBM Joint Venture (see "Sources and Uses of Cash" for more information).

As described previously, we deconsolidated the Trust which issued the Convertible Preferred Securities in accordance with FIN 46R. This resulted in our recognizing the $492 million in Convertible Subordinated Debentures issued by the Trust as debt, eliminating the $475 million of Convertible Preferred Securities previously classified in the mezzanine section of our balance sheet and recognizing, as an equity investment, the $17 million invested in the Trust. Additionally, we have classified the related interest payments as interest expense.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

OFF-BALANCE SHEET ARRANGEMENTS

We are party to various transactions, agreements or other contractual arrangements with unconsolidated entities (which we refer to as "off-balance sheet arrangements") under which we have certain contingent liabilities and guarantees. As of December 31, 2004, we are party to the following material off-balance sheet arrangements:

Tax Sharing Arrangements. Under tax sharing agreements with former affiliated companies (such as Marriott International, Host Marriott Services Corporation and Barceló Crestline Corporation, formerly Crestline Capital Corporation), we are obligated to pay certain taxes (Federal, state, local and foreign, including any related interest and penalties) relating to periods in which the companies were affiliated with us. For example, a taxing authority could adjust an item deducted by a former affiliate during the period that this former affiliate was owned by us. This adjustment could produce a material tax liability that we may be obligated to pay under the tax sharing agreement. In addition, under the partnership agreement between Host Marriott and Host LP, Host LP is obligated to pay certain taxes (Federal, state, local and foreign, including any related interest and penalties) incurred by Host Marriott, as well as any liabilities the IRS successfully may assert against Host Marriott. We do not expect any amounts paid under the tax sharing arrangement to be material.

Tax Indemnification Agreements. For reasons relating to tax considerations of the former and current owners of five hotels, we have agreed to restrictions on selling the hotels, or repaying or refinancing the mortgage debt for varying periods depending on the hotel. These agreements require that we indemnify the owners for their tax consequences resulting from our selling the hotel or refinancing the mortgage debt during the period under the agreement. We have also agreed not to sell more than 50% of the original allocated value attributable to the former owners of a portfolio of 11 additional hotels, or to take other actions that would result in the recognition and allocation of gain to the former owners of such hotels for income tax purposes. Because the timing of these potential transactions is within our control, we believe that the likelihood of any material indemnification to be remote and therefore not material to our financial statements. On average, these restrictions will generally expire, or cease to be significant, in 2009.

Guarantees. We have certain guarantees, which consist of commitments we have made to third parties for leases or debt, that are not on our books due to various dispositions, spin-offs and contractual arrangements, but that we have agreed to pay in the event of certain circumstances including default by an unrelated party. We consider the likelihood of any material payments under these guarantees to be remote. The largest guarantees (by dollar amount) are listed below:

- We remain contingently liable for rental payments on certain divested non-lodging properties. These primarily represent divested restaurants that were sold subject to our guarantee of the future rental payments. The aggregate amount of these future rental payments is approximately $33 million as of December 31, 2004.
- In 1997, we owned Leisure Park Venture Limited Partnership, which owns and operates a senior living facility. We spun-off the partnership as part of Crestline in our conversion to a REIT, but we remain obligated under a guarantee of interest and principal with regard to $14.7 million of municipal bonds issued by the New Jersey Economic Development Authority through their maturity in 2027. However, to the extent we are required to make any payments under the guarantee, we have been indemnified by Crestline, who, in turn, is indemnified by the current owner of the facility.
- In connection with the sale of three hotels in the fourth quarter of 2004 and January 2005, we remain contingently liable for the amounts due under the respective ground leases. The future minimum lease payments are approximately $20 million through the full term of the leases, including renewal options. We believe that any liability related to these ground leases is remote, and in each case, we have been indemnified by the purchaser of the hotel.

Information on other guarantees and other off-balance sheet arrangements may be found in Note 16 to our consolidated financial statements.

CONTRACTUAL OBLIGATIONS

The table below summarizes our obligations for principal and estimated interest payments on our debt, future minimum lease payments on our operating and capital leases and projected capital expenditures, each as of December 31, 2004:

		PAYMENTS DUE BY PERIOD			
(IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Long-term debt obligations[1][2]	$7,958	$465	$2,208	$1,780	$3,505
Capital lease obligations[3]	11	4	7	—	—
Operating lease obligations[4]	1,809	111	214	236	1,248
Purchase obligations[5]	148	148	—	—	—
Deferred management fees[6]	38	—	—	—	38
Total	$9,964	$728	$2,429	$2,016	$4,791

(1) The amounts shown include amortization of principal, debt maturities and estimated interest payments. Interest payments have been included in the long-term debt obligations based on the weighted average interest rate for both fixed and variable debt. For variable rate debt, we have used the applicable percentage interest rate as of December 31, 2004.

(2) Long-term debt obligations exclude $20 million of mortgage debt, related to the Hartford Marriott Farmington that was classified as liabilities associated with assets held for sale at December 31, 2004. The hotel was sold on January 6, 2005.

(3) Future minimum lease payments have not been reduced by aggregate minimum sublease rentals from restaurants of $.2 million, payable to us under non-cancelable subleases. The lease payments also include interest payable of $2 million.

(4) Future minimum lease payments have not been reduced by aggregate minimum sublease rentals from restaurants and the HPT subleases of $27 million and $550 million, respectively, payable to us under non-cancelable subleases.

(5) Our only purchase obligations consist of commitments for capital expenditures at our hotels. Under our contracts, we have the ability to defer some of these expenditures into later years and some of the current year amount reflects prior year contracts that were deferred or not completed. See "Capital Expenditures."

(6) Under terms of our management agreements, we have deferred payment of management fees to our hotel managers for some of our properties that have not achieved the required income thresholds for payment of owner's priority to us. The timing of the payments, if any, is based on future operations, the termination of the management agreement or sale of the hotel and is therefore not determinable.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements have been prepared in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. While we do not believe the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. We evaluate our estimates and judgments, including those related to the impairment of long-lived assets, on an ongoing basis. We base our estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances. All of our significant accounting policies are disclosed in the notes to our consolidated financial statements. The following represent certain critical accounting policies that require us to exercise our business judgment or make significant estimates:

- ***Impairment testing.*** We are required by GAAP to record an impairment charge when we believe that one or more of our hotels has been impaired, whereby, future undiscounted cash flows for the hotel would be less than the net book value of the hotel. For impaired assets, we record an impairment charge when a property's fair value less selling costs is less than its net book value. We test for impairment in several situations, including when current or projected cash flows are less than historical cash flows, when it becomes more likely than not that a hotel will be sold before the end of its previously estimated useful life, as well as whenever an asset is classified as "held for sale" or events or changes in circumstances indicate that a hotel's net book value may not be recoverable. In the evaluation of the impairment of our hotels, we make many assumptions and estimates, including:

- projected cash flows;
- holding period;
- expected useful life;
- future capital expenditures; and
- fair values, including consideration of capitalization rates, discount rates and comparable selling prices.

Changes in these estimates, assumptions, future changes in economic conditions, or property-level results could require us to record additional impairment charges, which would be reflected in operations in the future.

- ***Classification of Assets as "Held for Sale."*** We classify properties that we are actively marketing as held for sale when all of the following conditions are met:
  - our Board of Directors has approved the sale (to the extent the dollar magnitude of the sale requires Board approval);
  - a binding agreement to purchase the property has been signed;
  - the buyer has committed a significant amount of non-refundable cash; and
  - no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner.

To the extent a property is classified as held for sale and its fair value less selling costs is lower than the net book value of the property, we will record an impairment loss. See the discussion above concerning the use of estimates and judgments in determining fair values for impairment tests.

- ***Depreciation and Amortization Expense.*** Depreciation expense is based on the estimated useful life of our assets and amortization expense for leasehold improvements is the shorter of the lease term or the estimated useful life of the related assets. The lives of the assets are based on a number of assumptions including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. While management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income (loss) or the gain or loss on the sale of any of our hotels.
- ***Valuation of Deferred Tax Assets.*** We have approximately $111 million, net of a valuation allowance of $14 million, in consolidated deferred tax assets as of December 31, 2004. The objective of financial accounting and reporting standards for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in a company's financial statements or tax returns. We have considered various factors, including future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies in determining a valuation allowance for our deferred tax assets, and we believe that it is more likely than not that we will be able to realize the $111 million in deferred tax assets in the future. When a determination is made that all, or a portion, of the deferred tax assets may not be realized, an increase in income tax expense would be recorded in that period.
- ***Valuation of Foreign Currency and Derivative Contracts.*** We have two interest rate swap agreements outstanding as of December 31, 2004. Our interest rate swap agreements with a fair market value of $19 million as of December 31, 2004 have been designated as fair value hedges, as described in Note 1 to our consolidated financial statements. While we intend to continue to meet the conditions for hedge accounting, if a particular interest rate swap does not qualify as highly effective, any change in the fair value of the derivative used as a hedge would be reflected in current earnings. Should any change in management strategy, or any other circumstance, cause an existing highly-effective hedge to become ineffective, the accumulated loss or gain in the value of the derivative instrument since its inception may be reclassified from the stockholders' equity section of the balance sheet to current net income (loss). We also have two interest rate cap agreements that are fair valued each quarter and the increase or decrease in fair value is recorded in net income (loss). We also have several foreign currency forward exchange contracts that we previously used to hedge the mortgage loan on our Canadian properties. The hedge was deemed ineffective for accounting purposes in the fourth quarter of 2003. Accordingly, the change in fair value of these foreign currency forward exchange contracts is recorded in net income (loss) on the consolidated statements of operations. See the discussion in "Quantitative and Qualitative Disclosures About Market Risk." We estimate the fair value of all of these instruments through the use of third party valuations, which utilize the market standard methodology of netting the discounted future cash receipts and the discounted expected cash payments. The variable cash flow streams are based on an expectation of future interest and exchange rates derived from observed market interest and exchange rate curves. The values of these instruments will change over time as cash receipts and payments are made and as market conditions change. Any event that impacts the level of actual and expected future interest or exchange rates will impact our valuations. The fair value of our existing foreign currency and derivatives is likely to fluctuate materially from year to year based on changing levels of interest and exchange rates and shortening terms to maturity.
- ***Consolidation Policies.*** Judgment is required with respect to the consolidation of partnership and joint venture entities in the evaluation of control, including assessment of the importance of rights and privileges of the partners based on voting rights, as well as financial interests that are not controllable through voting interests. Currently, we have investments in entities that in the aggregate own 123 hotel properties and

other investments which we record using the equity method of accounting. These entities are considered to be voting interest entities. The debt on these investments is non-recourse to the company and the effect of their operations on our results of operations is not material. While we do not believe we are required to consolidate any of our current partnerships or joint ventures, if we were required to do so, then all of the results of operations and the assets and liabilities would be included in our financial statements. For further detail on our unconsolidated entities see Note 3 to our consolidated financial statements.

APPLICATION OF NEW ACCOUNTING STANDARDS

During November 2004, the Financial Accounting Standards Board (the "FASB") ratified the Emerging Issues Task Force on EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share." EITF 04-8 requires contingently convertible debt instruments to be included in diluted earnings per share, if dilutive, regardless of whether a market price contingency for the conversion of the debt into common shares or any other contingent factor has been met. Prior to this consensus, such instruments were excluded from the calculation of the diluted earnings per share until one or more of the contingencies were met. EITF 04-8 is effective for reporting periods ending after December 15, 2004, and does require restatement of prior period earnings per share amounts. As a result, we will include the common shares that are issuable from the conversion of the Exchangeable Senior Debentures, if dilutive, in our diluted earnings (loss) per share.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, ("FAS 123R"), which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in FAS 123. The provisions of FAS 123R are effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The adoption of this standard in 2005 will not have a material effect on our consolidated financial position and results of operations.

REPORTING PERIODS

REPORTING PERIODS FOR CONSOLIDATED STATEMENT OF OPERATIONS

The results we report are based on results of our hotels reported to us by our hotel managers. Our hotel managers use different reporting periods. Marriott International, the manager of the majority of our properties, uses a year ending on the Friday closest to December 31 and reports twelve weeks of operations for the first three quarters and sixteen or seventeen weeks for the fourth quarter of the year for its Marriott-managed hotels. In contrast, other managers of our hotels, such as Hyatt, report results on a monthly basis. Host Marriott, as a REIT, is required by tax laws to report results on a calendar year. As a result, we elected to adopt the reporting periods used by Marriott International modified so that our fiscal year always ends on December 31 to comply with REIT rules. Our first three quarters of operations end on the same day as Marriott International but our fourth quarter ends on December 31.

Two consequences of the reporting cycle we have adopted are: (1) quarterly start dates will usually differ between years, except for the first quarter which always commences on January 1, and (2) our first and fourth quarters of operations and year-to-date operations may not include the same number of days as reflected in prior years. For example, set forth below are the quarterly start and end dates for 2004 and 2003. Note that the second and third quarters of 2004 and 2003 both reflect twelve weeks of operations. In contrast, the first and fourth quarters reflect differing days of operations.

	2005		2004[1]		2003	
	START-END DATES	NO. OF DAYS	START-END DATES	NO. OF DAYS	START-END DATES	NO. OF DAYS
First Quarter	January 1–March 25	84	January 1–March 26	86	January 1–March 28	87
Second Quarter	March 26–June 17	84	March 27–June 18	84	March 29–June 20	84
Third Quarter	June 18–September 9	84	June 19–September 10	84	June 21–September 12	84
Fourth Quarter	September 10–December 31	113	September 11–December 31	112	September 13–December 31	110

[1] Reflects an additional day in February for the leap year.

While the reporting calendar we adopted is more closely aligned with the reporting calendar used by the manager of a majority of our properties, one final consequence of our calendar is we are unable to report the month of operations that ends after our fiscal quarter-end until the following quarter because our hotel managers using a monthly reporting period do not make mid-month results available to us. Hence, the month of operation that ends after our fiscal quarter-end is included in our quarterly results of operations in the following quarter for those hotel managers (covering approximately one-fourth of our full-service hotels). As a result, our quarterly results of operations include results from hotel managers reporting results on a monthly basis as follows: first quarter (January, February), second quarter (March to May), third quarter (June to August) and fourth quarter (September to December). While this does not affect full year results, it does affect the reporting of quarterly results.

REPORTING PERIODS FOR HOTEL OPERATING STATISTICS AND COMPARABLE HOTEL RESULTS

In contrast to the reporting periods for our consolidated statement of operations, our hotel operating statistics (i.e., RevPAR, average daily rate and average occupancy) and our comparable hotel results are always reported based on the reporting cycle used by Marriott International for our Marriott-managed hotels. This facilitates year-to-year comparisons, as each reporting period will be comprised of the same number of days of operations as in the prior year (except in the case of fourth quarters comprised of seventeen weeks (such as fiscal year 2002) versus sixteen weeks). This means, however, that the reporting periods we use for hotel operating statistics and our comparable hotel results may differ slightly from the reporting periods used for our statements of operations for the first and fourth quarters and the full year. Set forth below are the quarterly start and end dates for 2004 and 2003 that are used for our hotel operating statistics and comparable hotel results reported herein. Results from hotel managers reporting on a monthly basis are included in our operating statistics and comparable hotel results consistent with their reporting in our consolidated statement of operations.

HOTEL RESULT REPORTING PERIODS FOR OPERATING STATISTICS AND COMPARABLE HOTEL RESULTS — FOR MARRIOTT MANAGED PROPERTIES

	2005		2004		2003	
	START-END DATES	NO. OF DAYS	START-END DATES	NO. OF DAYS	START-END DATES	NO. OF DAYS
First Quarter	January 1–March 25	84	January 3–March 26	84	January 4–March 28	84
Second Quarter	March 26–June 17	84	March 27–June 18	84	March 29–June 20	84
Third Quarter	June 18–September 9	84	June 19–September 10	84	June 21–September 12	84
Fourth Quarter	September 10–December 30	112	September 11–December 31	112	September 13–January 2, 2004	112

NON-GAAP FINANCIAL MEASURES

We use certain "non-GAAP financial measures," which are measures of our historical financial performance that are not calculated and presented in accordance with GAAP, within the meaning of applicable SEC rules. They are as follows: (i) FFO per diluted share and (ii) Comparable Hotel Operating Results. The following discussion defines these terms and presents why we believe they are useful measures of our performance.

FFO PER DILUTED SHARE

We present FFO per diluted share as a non-GAAP measure of our performance in addition to our earnings per share (calculated in accordance with GAAP). We calculate FFO per diluted share for a given operating period as our FFO (defined as set forth below) for such period divided by the number of fully diluted shares outstanding during such period. The National Association of Real Estate Investment Trusts (NAREIT) defines FFO as net income (calculated in accordance with GAAP) excluding gains (or losses) from sales of real estate, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented on a per share basis after making adjustments for the effects of dilutive securities, including the payment of preferred stock dividends, in accordance with NAREIT guidelines.

We believe that FFO per diluted share is a useful supplemental measure of our operating performance and that presentation of FFO per diluted share, when combined with the primary GAAP presentation of earnings per share, provides beneficial information to investors. By excluding the effect of real estate depreciation, amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of lesser significance in evaluating current performance, we believe that such measure can facilitate comparisons of operating performance between periods and between other REITs, even though FFO per diluted share does not represent an amount that accrues directly to holders of our common stock. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by NAREIT in its April 2002 "White Paper on Funds From Operations," since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, NAREIT adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance.

We calculate FFO per diluted share, in accordance with standards established by NAREIT, which may not be comparable to measures calculated by other companies who do not use the NAREIT definition of FFO or calculate FFO per diluted share in accordance with NAREIT guidance. In addition, although FFO per diluted share is a useful measure when comparing our results to other REITs, it may not be helpful to investors when comparing us to non-REITs. This information should not be considered as an alternative to net income, operating profit, cash from operations, or any other operating performance measure prescribed by GAAP. Cash expenditures for various long-term assets (such as renewal and replacement capital expenditures) and other items have been and will be incurred and are not reflected in the FFO per diluted share presentations. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our consolidated statements of operations and cash flows include depreciation, capital expenditures and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures. Additionally, FFO per diluted share should not be considered as a measure of our liquidity or indicative of funds available to fund our cash needs, including our ability to make cash distributions. In addition, FFO per diluted share does not measure, and should not be used as a measure of, amounts that accrue directly to stockholders' benefit.

The following table provides a reconciliation of net income (loss) available to common stockholders per share to FFO per diluted share:

RECONCILIATION OF NET LOSS AVAILABLE TO COMMON STOCKHOLDERS TO FUNDS FROM OPERATIONS PER DILUTED SHARE

	YEAR ENDED DECEMBER 31,					
	2004			2003		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	INCOME (LOSS)	SHARES	PER SHARE AMOUNT	INCOME (LOSS)	SHARES	PER SHARE AMOUNT
Net loss available to common stockholders	**$ (41)**	**337.2**	**$(.12)**	$ (21)	281.0	$(.07)
Adjustments:						
Gain on the disposition of the World Trade Center hotel	—	—	—	(56)	—	(.20)
Gain on dispositions, net	**(59)**	—	**(.18)**	(9)	—	(.04)
Amortization of deferred gains	**(4)**	—	**(.01)**	(4)	—	(.01)
Depreciation and amortization	**364**	—	**1.08**	375	—	1.33
Partnership adjustments	**21**	—	**.06**	24	—	.08
FFO of minority partners of Host LP[a]	**(18)**	—	**(.05)**	(26)	—	(.09)
Adjustments for dilutive securities:						
Assuming distribution of common shares granted under the comprehensive stock plan less shares assumed purchased at average market price	—	**3.0**	**(.01)**	—	3.5	(.01)
Assuming conversion of Convertible Subordinated Debentures	—	—	—	—	—	—
Assuming conversion of Exchangeable Senior Debentures[b]	**15**	**21.7**	—	—	—	—
FFO per diluted share[c][d]	**$278**	**361.9**	**$ .77**	$283	284.5	$ .99

[a] Represents FFO attributable to the minority interest in Host LP.

[b] EITF 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share," became effective in the fourth quarter of 2004 and, as a result, the Exchangeable Senior Debentures are now included as a potentially dilutive security. See Note 2 to our consolidated financial statements for more information on EITF 04-8.

[c] FFO per diluted share in accordance with NAREIT is adjusted for the effects of dilutive securities. Dilutive securities may include shares granted under comprehensive stock plans, convertible debt securities, those preferred OP units held by minority partners and other minority interests that have the option to convert their limited partnership interest to common shares. No effect is shown for securities if they are anti-dilutive.

[d] The results for the periods presented were significantly affected by several transactions, the effect of which is shown in the tables below:

	YEAR ENDED DECEMBER 31,			
	2004		2003	
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	INCOME (LOSS)	FFO	INCOME (LOSS)	FFO
Senior notes redemptions and debt prepayments[1]	**$ (59)**	**$ (59)**	$ (36)	$(36)
World Trade Center hotel insurance gain[2]	—	—	212	156
Loss on foreign currency forward contracts[3]	—	—	(18)	(18)
Class A preferred stock redemption[4]	**(6)**	**(6)**	—	—
Directors' and officers' insurance settlement[5]	—	—	7	7
Minority interest benefit (expense)[6]	**4**	**4**	(14)	(10)
Total	**$ (61)**	**$ (61)**	$151	$ 99
Per diluted share	**$(.18)**	**$(.17)**	$ .54	$.34

[1] Represents call premiums and the acceleration of original issue discounts and deferred financing costs, as well as incremental interest during the call period for refinancings, included in interest expense in the consolidated statements of operations. We recognized these costs in conjunction with the prepayment of senior notes and mortgages during the periods presented.

[2] As a result of the New York Marriott World Trade Center hotel insurance settlement in the fourth quarter of 2003, we recorded a gain of approximately $212 million, which is comprised of $156 million in post-2003 business interruption proceeds and $56 million from the disposition of the hotel. See the previous discussion of non-GAAP financial measures, which describes why we exclude the $56 million gain from FFO per diluted share.

[3] During 2003, we made partial repayments of the Canadian mortgage debt, which resulted in certain of our forward currency hedge contracts being deemed ineffective for accounting purposes.

[4] Represents the original issuance costs for the Class A preferred stock, which were required to be charged against net loss available to common stockholders in conjunction with the redemption of the Class A preferred stock in the third quarter of 2004, as well as the incremental dividends from the date of issuance of the Class E preferred units to the date of redemption of the Class A preferred stock.

[5] During 2003, we recognized approximately $10 million of other income from the settlement of a claim that we brought against our directors' and officers' insurance carriers for reimbursement of defense costs and settlement payments incurred in resolving a series of related actions brought against us and Marriott International that arose from the sale of certain limited partnership units to investors prior to 1993. The effect on net loss and FFO is approximately $7 million due to income taxes on the proceeds.

[6] Represents the portion of the above listed amounts attributable to minority partners in Host LP.

COMPARABLE HOTEL OPERATING RESULTS

We present certain operating results for our full-service hotels, such as hotel revenues, expenses and adjusted operating profit, on a comparable hotel, or "same store" basis as supplemental information for investors. Our comparable hotel operating results present operating results for full-service hotels owned during the entirety of the periods being compared without giving effect to any acquisitions or dispositions, significant property damage or large scale capital improvements incurred during these periods. We present these comparable hotel operating results by eliminating corporate-level costs and expenses related to our capital structure, as well as depreciation and amortization. We eliminate corporate-level costs and expenses to arrive at property-level results because we believe property-level results provide investors with more specific insight into the ongoing operating performance of our hotels and the effectiveness of management in running our business on a property-level basis. We eliminate depreciation and amortization, because even though depreciation and amortization are property-level expenses, these non-cash expenses, which are based on historical cost accounting for real estate assets, implicitly assume that the value of real estate assets diminishes predictably over time. As noted earlier, because real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.

As a result of the elimination of corporate-level costs and expenses and depreciation and amortization, the comparable hotel operating results we present do not represent our total revenues, expenses or operating profit and these comparable hotel operating results should not be used to evaluate our performance as a whole. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our consolidated statements of operations include such amounts, all of which should be considered by investors when evaluating our performance.

We present these hotel operating results on a comparable hotel basis because we believe that doing so provides investors and management with useful information for evaluating the period-to-period performance of our hotels and facilitates comparisons with other hotel REITs and hotel owners. In particular, these measures assist management and investors in distinguishing whether increases or decreases in revenues and/or expenses are due to growth or decline of operations at comparable hotels (which represent the vast majority of our portfolio) or from other factors, such as the effect of acquisitions or dispositions. While management believes that presentation of comparable hotel results is a "same store" supplemental measure that provides useful information in evaluating our ongoing performance, this measure is not used to allocate resources or assess the operating performance of these hotels, as these decisions are based on data for individual hotels and are not based on comparable portfolio hotel results. For these reasons, we believe that comparable hotel operating results, when combined with the presentation of GAAP operating profit, revenues and expenses, provide useful information to investors and management.

The following table presents certain operating results and statistics for our comparable hotels for the periods presented herein:

COMPARABLE HOTEL RESULTS

	YEAR ENDED DECEMBER 31,	
(IN MILLIONS, EXCEPT HOTEL STATISTICS)	2004	2003
Number of hotels	**103**	103
Number of rooms	**52,063**	52,183
Percent change in Comparable Hotel RevPAR	**7.3%**	—
Comparable hotel sales		
Room	**$2,045**	$1,907
Food and beverage	**1,102**	1,043
Other	**226**	220
Comparable hotel sales[1]	**3,373**	3,170
Comparable hotel expenses		
Room	**515**	483
Food and beverage	**823**	784
Other	**141**	134
Management fees, ground rent and other costs	**1,140**	1,091
Comparable hotel expenses[2]	**2,619**	2,492
Comparable hotel adjusted operating profit	**754**	678
Non-comparable hotel results, net[3]	**83**	26
Comparable hotels classified as held for sale	**(12)**	(11)
Office building and limited service properties, net[4]	**2**	1
Other income	**1**	12
Depreciation and amortization	**(354)**	(347)
Corporate and other expenses	**(67)**	(60)
Operating profit	**$ 407**	$ 299

[1] The reconciliation of total revenues per the consolidated statements of operations to the comparable hotel sales is as follows:

	YEAR ENDED DECEMBER 31,	
(IN MILLIONS)	2004	2003
Revenues per the consolidated statements of operations	**$3,640**	$3,288
Revenues of hotels held for sale	**70**	66
Non-comparable hotel sales	**(292)**	(137)
Hotel sales for the property for which we record rental income, net	**47**	46
Rental income for office buildings and limited service hotels	**(80)**	(75)
Other income	**(1)**	(12)
Adjustment for hotel sales for comparable hotels to reflect Marriott's fiscal year for Marriott-managed hotels	**(11)**	(6)
Comparable hotel sales	**$3,373**	$3,170

[2] The reconciliation of operating costs per the consolidated statements of operations to the comparable hotel expenses is as follows:

	YEAR ENDED DECEMBER 31,	
(IN MILLIONS)	2004	2003
Operating costs and expenses per the consolidated statements of operations	**$3,233**	$2,989
Operating costs of hotels held for sale	**58**	55
Non-comparable hotel expenses	**(210)**	(112)
Hotel expenses for the property for which we record rental income	**47**	46
Rent expense for office buildings and limited service hotels	**(78)**	(74)
Adjustment for hotel expenses for comparable hotels to reflect Marriott's fiscal year for Marriott-managed hotels	**(10)**	(5)
Depreciation and amortization	**(354)**	(347)
Corporate and other expenses	**(67)**	(60)
Comparable hotel expenses	**$2,619**	$2,492

[3] Non-comparable hotel results, net, includes the following items: (i) the results of operations of our non-comparable hotels whose operations are included in our consolidated statement of operations as continuing operations and (ii) the difference between the number of days of operations reflected in the comparable hotel results and the number of days of operations reflected in the consolidated statements of operations (see "Reporting Periods" for additional information).

[4] Represents rental income less rental expense for limited service properties and office buildings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The majority of our outstanding debt has a fixed interest rate. We use some derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents scheduled maturities and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Weighted average interest rates are based on implied forward rates in the yield curve as of December 31, 2004. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are presented in U.S. dollar equivalents, which is our reporting currency. The interest rate swaps and caps that we have entered into are strictly to hedge interest rate risk and not for trading purposes.

	EXPECTED MATURITY DATE							
($ IN MILLIONS)	2005	2006	2007	2008	2009	THEREAFTER	TOTAL	FAIR VALUE
LIABILITIES								
DEBT								
Fixed rate	$ 72	$578	$876	$598	$753	$2,519	$5,396	$5,756
Average interest rate	7.4%	7.4%	7.0%	6.8%	6.6%	7.1%		
Variable rate								
Variable rate mortgages	$ 1	$107	$ —	$ —	$ —	$ —	$ 108	$ 109
Average interest rate	4.6%	4.6%	—%	—%	—%	—%		
Total debt[1][2]							$5,504	$5,865
INTEREST RATE DERIVATIVES								
INTEREST RATE SWAPS								
Fixed to variable	$ —	$ —	$692	$ —	$ —	$ —	$ 692	$ 19
Average pay rate	7.3%	7.3%	7.3%	—%	—%	—%		
Average receive rate	9.4%	9.4%	9.3%	—%	—%	—%		

[1] Excludes the fair market value of the interest rate swaps which totaled approximately $19 million as of December 31, 2004.

[2] Total debt excludes $20 million of mortgage debt, related to the Hartford Marriott Farmington, that was reclassified as liabilities associated with assets held for sale at December 31, 2004. The hotel was sold on January 6, 2005.

As of December 31, 2004, approximately 85.5% of our debt bears interest at fixed rates. This debt structure largely mitigates the impact of changes in interest rates. We have some financial instruments that are sensitive to changes in interest rates, including our credit facility. The interest rate on our credit facility is based on a spread over LIBOR, ranging from 2.0% to 3.75%. There were no amounts outstanding on our credit facility at December 31, 2004.

We expect the proportion of fixed rate debt in our capital structure to range from 70% to 85% of our total debt, although there can be no assurances that we will be able to achieve this result on terms acceptable to us. In furtherance of this objective, we have entered into three interest rate swaps effectively converting $692 million of fixed rate payments to floating rate payments based on a spread to LIBOR.

On December 20, 2001, we entered into a 5-year interest rate swap agreement, which was effective on January 15, 2002 and matures in January 2007, effectively converting our Series I senior notes to floating rate debt. Under the swap, we receive fixed-rate payments of 9.5% and pay floating-rate payments based on one-month LIBOR plus 450 basis points on a $450 million notional amount, which is equal to the current amount of outstanding Series I senior notes. On August 21, 2003, we entered into two four-year interest rate swap agreements, which mature October 2007, effectively converting our Series G senior notes to floating rate debt. Under the swaps, we receive fixed-rate payments of 9.25% and we make floating-rate payments based on six-month LIBOR plus 590 basis points on a $242 million notional amount, which is equal to the current amount of outstanding Series G senior notes. We have designated the interest rate swaps as fair value hedges for both financial reporting and tax purposes and the amounts paid or received under the swap agreements will be recognized over the life of the agreement as an adjustment to interest expense. Changes in the fair value of the swap and the Series I senior notes and Series G senior notes, respectively, are reflected in the balance sheet as offsetting changes and have no income statement effect. The fair value of the Series I interest rate swap at December 31, 2004 and December 31, 2003 was $18 million and $34 million, respectively. The fair value of the Series G interest rate swaps at December 31, 2004 and December 31, 2003 was $1 million and $2 million, respectively. These amounts are included in the senior notes line item on our consolidated balance sheet.

If market rates of interest on our variable rate debt and the above swap agreements decrease by 100 basis points, the decrease in interest expense would increase future earnings and cash flows by approximately $7 million annually. If market rates of interest on the same variable rate debt and swap agreements increase by 100 basis points, the increase in interest expense would decrease future earnings and cash flows by approximately $7 million annually.

EXCHANGE RATE SENSITIVITY

As we have non-U.S. operations (specifically, the ownership of hotels in Canada and Mexico), currency exchange risk arises as a normal part of our business. To manage the currency exchange risk applicable to ownership in non-U.S. hotel, where possible, we may enter into forward or option contracts. The table below summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements as of December 31, 2004. The foreign currency exchange agreements that we have entered into are strictly to hedge foreign currency risk and not for trading purposes. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

				EXPECTED MATURITY DATE				
($ IN MILLIONS)	2005	2006	2007	2008	2009	THEREAFTER	TOTAL	FAIR VALUE
ANTICIPATED TRANSACTIONS AND RELATED DERIVATIVES								
Foreign Currency Forward Exchange								
Agreements Contract Amount	$7	$57	$—	$—	$—	$—	$64	$(20)
Average Contractual Exchange Rate	1.57	1.57	—	—	—	—		

On August 30, 2001, our Canadian subsidiaries entered into a mortgage loan pursuant to which they borrowed $96.6 million (denominated in U.S. dollars) at a variable rate of LIBOR plus 2.75%. The weighted average interest rate for this mortgage loan was 4.4% and 4.5%, respectively, for the years ended December 31, 2004 and 2003. In addition, since the mortgage loan on these Canadian properties is denominated in U.S. dollars and the functional currency of the Canadian subsidiaries is the Canadian dollar, the subsidiaries entered into currency forward contracts to hedge the currency exposure of converting Canadian dollars to U.S. dollars on a monthly basis to cover debt service payments. Up until April 2003, these forward exchange contracts had been designated as a cash flow hedges of the debt service payments, and the forward contracts were recorded at fair value on the balance sheet with offsetting changes recorded in accumulated other comprehensive income. In December 2003, we entered into certain transactions which resulted in the forward contracts no longer qualifying as hedges. We recognized a loss of approximately $18 million in 2003, which was previously included in accumulated other comprehensive income in our consolidated balance sheet. During 2003, we prepaid approximately $39 million of the loan and terminated the foreign currency contracts equal to the prepayments for a payment of approximately $8 million. Accordingly, the change in fair value is recorded in our consolidated statement of operations each period. For 2004, we recorded a loss of $7 million. The fair value of the forward contracts was approximately $(20) million and $(12) million, respectively, at December 31, 2004 and December 31, 2003. In January of 2005, we assigned approximately $32 million notional amount of the forward contracts to a third party for approximately $8 million, which approximated the fair value of those contracts on the date of sale. After this sale, our outstanding notional amount is approximately $20 million and the fair value of the remaining contracts is approximately $(8) million.

MANAGEMENT CERTIFICATIONS

On June 16, 2004, we submitted to the New York Stock Exchange the Chief Executive Officer certification required by Section 303A.12(a) of the NYSE Corporate Governance standards, certifying that as of that date he was not aware of any violation by the company of the NYSE's Corporate Governance listing standards. In addition, included as exhibit 31 to our annual report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2005 were the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding our public reporting. A copy of our annual report on Form 10-K, including these certifications, is available on our website at: www.hostmarriott.com.

In this annual report we make some "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are included throughout this annual report and relate to, among other things, analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "continue," and other similar terms and phrases, including references to assumptions.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by us in the forward-looking statements include, among others, the following:

- national and local economic and business conditions and changes in travel patterns that will affect demand for products and services at our hotels, the level of room rates and occupancy that can be achieved by such properties and the availability and terms of financing and our liquidity;
- changes in taxes and government regulations that influence or determine wages, prices, construction procedures and costs;
- our ability to maintain properties in a first-class manner, including meeting capital expenditure requirements;
- our ability to compete effectively in areas such as access, location, quality of accommodations and room rate;
- our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations;
- our degree of leverage, which may affect our ability to obtain financing in the future;
- the reduction in our operating flexibility and our ability to pay dividends resulting from restrictive covenants contained in our debt agreements, including the risk of default that could occur, and in the terms of our preferred stock;
- the effect of terror alerts and potential terrorist activity on travel and our ability to recover fully under our existing insurance for terrorist acts and our ability to maintain adequate or full replacement cost "all-risk" property insurance on our properties;
- government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;
- the effects of tax legislative action;
- our ability to continue to satisfy complex rules in order for us to maintain REIT status for Federal income tax purposes, the ability of the operating partnership to satisfy the rules to maintain its status as a partnership for Federal income tax purposes, the ability of certain of our subsidiaries to maintain their status as taxable REIT subsidiaries for Federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;
- the effect of any rating agency downgrades on the cost and availability of new debt financings;
- the relatively fixed nature of our property-level operating costs and expenses; and
- other factors discussed under the heading "Risk Factors" in our Annual Report on Form 10-K and in other filings with the Securities and Exchange Commission, or SEC.

Although we believe that the expectations reflected in any of our forward-looking statements are based upon reasonable assumptions, any of these assumptions could prove to be inaccurate and the forward-looking statement based on these assumptions could be incorrect and actual results could differ materially from those projected or assumed. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent known and unknown risks and uncertainties. Accordingly, our forward-looking statements are qualified in their entirety by reference to the factors described above. Except as otherwise required by the federal securities laws, we disclaim any obligation to publicly release any updates or revisions to any forward-looking statement contained in this annual report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

DECEMBER 31, 2004 AND 2003 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003
ASSETS		
Property and equipment, net	**$7,274**	$7,085
Assets held for sale	**113**	73
Notes and other receivables	**7**	54
Due from managers	**75**	62
Investments in affiliates	**69**	74
Deferred financing costs, net	**70**	82
Furniture, fixtures and equipment replacement fund	**151**	144
Other	**161**	138
Restricted cash	**154**	116
Cash and cash equivalents	**347**	764
Total assets	**$8,421**	$8,592
LIABILITIES AND STOCKHOLDERS' EQUITY		
Debt		
Senior notes, including $491 million, net of discount of Exchangeable Senior Debentures as of December 31, 2004	**$2,890**	$3,180
Mortgage debt	**2,043**	2,205
Convertible Subordinated Debentures	**492**	—
Other	**98**	101
Total debt	**5,523**	5,486
Accounts payable and accrued expenses	**113**	108
Liabilities associated with assets held for sale	**26**	2
Other	**156**	166
Total liabilities	**5,818**	5,762
Interest of minority partners of Host Marriott, L.P.	**122**	130
Interest of minority partners of other consolidated partnerships	**86**	89
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary whose sole assets are convertible subordinated debentures due 2026 ("Convertible Preferred Securities")	**—**	475
Stockholders' equity		
Cumulative redeemable preferred stock (liquidation preference $350 million), 50 million shares authorized; 14.0 million and 14.1 million shares issued and outstanding, respectively	**337**	339
Common stock, par value $.01, 750 million shares authorized; 350.3 million shares and 320.3 million shares issued and outstanding, respectively	**3**	3
Additional paid-in capital	**2,953**	2,617
Accumulated other comprehensive income	**13**	28
Deficit	**(911)**	(851)
Total stockholders' equity	**2,395**	2,136
Total liabilities and stockholders' equity	**$8,421**	$8,592

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002
REVENUES			
Rooms	**$2,153**	$1,914	$1,966
Food and beverage	**1,141**	1,042	1,041
Other	**239**	220	237
Total hotel sales	**3,533**	3,176	3,244
Rental income	**106**	100	101
Other income	**1**	12	—
Total revenues	**3,640**	3,288	3,345
EXPENSES			
Rooms	**536**	483	483
Food and beverage	**856**	786	772
Hotel departmental expenses	**983**	888	859
Management fees	**145**	132	143
Other property-level expenses	**292**	293	285
Depreciation and amortization	**354**	347	340
Corporate and other expenses	**67**	60	46
Total operating costs and expenses	**3,233**	2,989	2,928
OPERATING PROFIT	**407**	299	417
Interest income	**11**	11	19
Interest expense, including interest expense for the Convertible Subordinated Debentures in 2004	**(483)**	(488)	(458)
Net gains on property transactions	**17**	5	5
Loss on foreign currency and derivative contracts	**(6)**	(19)	(2)
Minority interest expense	**(4)**	(5)	(7)
Equity in losses of affiliates	**(16)**	(22)	(9)
Dividends on Convertible Preferred Securities	**—**	(32)	(32)
LOSS BEFORE INCOME TAXES	**(74)**	(251)	(67)
Benefit from (provision for) income taxes	**10**	13	(2)
LOSS FROM CONTINUING OPERATIONS	**(64)**	(238)	(69)
Income from discontinued operations	**64**	252	53
NET INCOME (LOSS)	**—**	14	(16)
Less: Dividends on preferred stock	**(37)**	(35)	(35)
Issuance costs of redeemed Class A preferred stock	**(4)**	—	—
NET LOSS AVAILABLE TO COMMON STOCKHOLDERS	**$ (41)**	$ (21)	$ (51)
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:			
Continuing operations	**$ (.31)**	$ (.97)	$ (.39)
Discontinued operations	**.19**	.90	.20
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE	**$ (.12)**	$ (.07)	$ (.19)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (IN MILLIONS)

SHARES OUTSTANDING PREFERRED	COMMON		PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	COMPREHENSIVE INCOME (LOSS)
14.1	261.4	Balance, December 31, 2001	$339	$3	$2,051	$(779)	$ (5)	
—	—	Net loss	—	—	—	(16)	—	$(16)
		Other comprehensive income (loss):						
—	—	Foreign currency translation adjustment	—	—	—	—	2	2
—	—	Foreign currency forward contracts	—	—	—	—	2	2
—	—	Unrealized loss on HM Services common stock to net income	—	—	—	—	(1)	(1)
—	—	Comprehensive loss						$(13)
—	.5	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	8	—	—	
—	—	Dividends on preferred stock	—	—	—	(35)	—	
—	1.8	Redemptions of limited partner interests for common stock	—	—	13	—	—	
—	—	Issuance of OP Units for limited partner interests	—	—	28	—	—	
14.1	263.7	Balance, December 31, 2002	339	3	2,100	(830)	(2)	
—	—	Net income	—	—	—	14	—	$ 14
		Other comprehensive income (loss):						
—	—	Foreign currency translation adjustment	—	—	—	—	34	34
—	—	Foreign currency forward contracts	—	—	—	—	(23)	(23)
—	—	Realized loss on foreign currency forward contracts	—	—	—	—	18	18
—	—	Unrealized gain on HM Services common stock to net income	—	—	—	—	1	1
—	—	Comprehensive income						$ 44
—	1.4	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	9	—	—	
—	—	Dividends on preferred stock	—	—	—	(35)	—	
—	4.2	Redemptions of limited partner interests for common stock	—	—	7	—	—	
—	51.0	Issuance of common stock	—	—	501	—	—	
14.1	320.3	Balance, December 31, 2003	339	3	2,617	(851)	28	
—	—	Net loss	—	—	—	—	—	$ —
		Other comprehensive income (loss):						
—	—	Foreign currency translation adjustment	—	—	—	—	(15)	(15)
—	—	Foreign currency forward contracts	—	—	—	—	1	1
—	—	Unrealized loss on HM Services common stock to net income	—	—	—	—	(1)	(1)
—	—	Comprehensive loss						$(15)
—	2.4	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	21	—	—	
—	—	Dividends on common stock	—	—	—	(19)	—	
—	—	Dividends on preferred stock	—	—	—	(37)	—	
—	2.6	Redemptions of limited partner interests for common stock	—	—	14	—	—	
4.0	—	Issuance of Class E Preferred Stock	98	—	—	—	—	
(4.1)	—	Redemption of Class A Preferred Stock	(100)	—	—	(4)	—	
—	25.0	Issuance of common stock	—	—	301	—	—	
14.0	350.3	Balance, December 31, 2004	$337	$3	$2,953	$(911)	$ 13	

See Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (IN MILLIONS)	2004	2003	2002
OPERATING ACTIVITIES			
Net income (loss)	$ —	$ 14	$ (16)
Adjustments to reconcile to cash provided by operations:			
Discontinued operations:			
Gain on dispositions	(52)	(65)	(12)
Depreciation	12	31	32
Depreciation and amortization	354	347	340
Amortization of deferred financing costs	16	17	16
Income taxes	(20)	(34)	—
Net gains on property transactions	(5)	(5)	(5)
Equity in losses of affiliates	16	22	9
Minority interest expense	4	5	7
Change in due from manager	(15)	17	(4)
Change in Canadian currency forward contracts	8	16	(2)
Change in accrued interest payable	9	(10)	11
Return of working capital from Marriott International	—	—	50
Changes in other assets	14	24	22
Changes in other liabilities	19	(9)	(74)
Cash provided by operating activities	360	370	374
INVESTING ACTIVITIES			
Proceeds from sales of assets, net	246	184	—
Disposition of World Trade Center hotel	—	185	—
Acquisitions	(503)	(324)	(117)
Distributions from equity investments	6	3	6
Capital expenditures:			
Renewals and replacements	(206)	(181)	(146)
Other	(44)	(20)	(34)
Return of escrow funds from Marriott International	—	—	75
Note receivable collections	47	—	—
Other investments	(47)	—	—
Cash used in investing activities	(501)	(153)	(216)
FINANCING ACTIVITIES			
Issuances of debt	837	813	—
Financing costs	(16)	(16)	(8)
Debt prepayments	(1,230)	(1,007)	(13)
Scheduled principal repayments	(61)	(52)	(63)
Issuances of common stock	301	501	1
Issuances of cumulative redeemable preferred stock, net	98	—	—
Redemption of cumulative redeemable preferred stock	(104)	—	—
Dividends on common stock	(19)	—	—
Dividends on preferred stock	(37)	(35)	(35)
Distributions to minority interests	(7)	(6)	(18)
Purchase of interest rate cap	—	—	(3)
Change in restricted cash	(38)	(12)	(10)
Cash provided by (used in) financing activities	(276)	186	(149)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(417)	403	9
CASH AND CASH EQUIVALENTS, beginning of year	764	361	352
CASH AND CASH EQUIVALENTS, end of year	$ 347	$ 764	$ 361

See Notes to Consolidated Financial Statements

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During 2004, 2003 and 2002, we issued 30.1 million, 56.6 million and 2.3 million shares of common stock, respectively. Of the shares of common stock issued, approximately 2.6 million, 4.2 million and 1.8 million shares for 2004, 2003 and 2002, respectively, were issued upon the conversion of operating partnership units, or OP units, of Host Marriott, L.P. held by minority partners valued at $35 million, $41 million and $21 million, respectively.

Of the 2.3 million shares of common stock issued during 2002, 1.1 million shares were issued to acquire additional interests in the partnership owning the San Diego Marriott Hotel and Marina. This transaction resulted in an increase of $10.5 million to property and equipment and equity to reflect the fair value of the interests acquired. During April 2002, in a separate transaction, our ownership percentage in the San Diego partnership increased to 90% when the minority partners in the San Diego partnership exchanged their interests for approximately 6.9 million OP units. The transaction resulted in an increase of $56.1 million in property and equipment and a corresponding increase in interest of minority partners of Host Marriott, L.P. to reflect the fair value of the interests acquired.

On September 22, 2004, we acquired the Scottsdale Marriott at McDowell Mountains, for a purchase price of approximately $58 million, including the assumption of approximately $34 million in mortgage debt.

In June 2003, we acquired the remaining general partner interest and the preferred equity interest held by outside partners in the JW Marriott, Washington, D.C. for approximately $3 million. We also became the sole limited partner after the partnership foreclosed on a note receivable from the other limited partner. As a result, we began consolidating the partnership and recorded $95 million of mortgage debt secured by the hotel and property and equipment of approximately $131 million.

On June 14, 2002, we acquired the Boston Marriott Copley Place in Boston, Massachusetts for a purchase price of approximately $214 million, including the assumption of approximately $97 million in mortgage debt.

In January 2002, we transferred the St. Louis Marriott Pavilion to the mortgage lender. We recorded the difference between the debt extinguished, the deferred incentive management fees forgiven and the fair value of the assets surrendered of $22 million, net of tax expense of $9 million, as discontinued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Host Marriott Corporation, a Maryland corporation, operating through an umbrella partnership structure, is primarily the owner of hotel properties. We operate as a self-managed and self-administered real estate investment trust, or REIT, with our operations conducted solely through an operating partnership, Host Marriott, L.P., or Host LP, or the operating partnership, and its subsidiaries. We are the sole general partner of Host LP and as of December 31, 2004, own approximately 94% of the partnership interests, which are referred to as OP units.

As of December 31, 2004, we owned, or had controlling interests in, 111 upper-upscale and luxury, full-service hotel lodging properties located throughout the United States, Toronto and Calgary, Canada and Mexico City, Mexico operated primarily under the Marriott®, Ritz-Carlton®, Hyatt®, Fairmont®, Four Seasons®, Hilton® and Westin® brand names. Of these properties, 94 are managed or franchised by Marriott International, Inc. and its subsidiaries, or Marriott International.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and controlled affiliates. We consolidate entities (in the absence of other factors determining control) when we own over 50% of the voting shares of another company or, in the case of partnership investments, when we own a majority of the general partnership interest. The control factors we consider include the ability of minority stockholders or other partners to participate in or block management decisions. Additionally, if we determine that we are an owner in a variable interest entity within the meaning of the Financial Accounting Standards Board, or FASB, revision to Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46R) and that our variable interest will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both, then we will consolidate the entity. All material intercompany transactions and balances have been eliminated, including the dividends and related transactions for our Class D cumulative redeemable preferred stock held by one of our wholly owned subsidiaries.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING FOR THE IMPACT OF THE SEPTEMBER 11, 2001 TERRORIST ACTS

On December 3, 2003, we settled all outstanding issues related to the terrorist attacks of September 11, 2001 with our insurer, Marriott International and the Port Authority of New York and New Jersey for the New York Marriott World Trade Center and Financial Center hotels and received net proceeds of approximately $372 million, of which $65 million was used to repay the outstanding mortgage on the New York Marriott World Trade Center hotel. Prior to reaching this settlement, we were obligated under our ground lease to rebuild the hotel on the site and as such recorded insurance proceeds in continuing operations. We recorded business interruption proceeds, net of expenses, of $14 million and $11 million for the New York Marriott World Trade Center hotel in 2003 and 2002, respectively, and a gain on the settlement of approximately $212 million in 2003. We consider the New York World Trade Center hotel to be abandoned and the gain on disposition and related business interruption income, net of expenses, for that hotel have been reclassified to discontinued operations for all periods presented in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets."

The New York Financial Center hotel was also damaged in the attacks and, as a result, we recorded business interruption proceeds, net of expenses, of approximately $3 million and $6 million in room revenues in the consolidated statement of operations in 2003 and 2002, respectively.

EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders as adjusted for potentially dilutive securities, by the weighted average number of shares of common stock outstanding plus other potentially dilutive securities. Dilutive securities may include shares granted under comprehensive stock plans, those preferred OP units held by minority partners, other minority interests that have the option to convert their limited partnership interests to common OP units, the Convertible Subordinated Debentures and the Exchangeable Senior Debentures. No effect is shown for any securities that are anti dilutive.

	YEAR ENDED DECEMBER 31,								
	2004			2003			2002		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	INCOME (LOSS)	SHARES	PER SHARE AMOUNT	INCOME (LOSS)	SHARES	PER SHARE AMOUNT	INCOME (LOSS)	SHARES	PER SHARE AMOUNT
Net income (loss)	**$ —**	**337.3**	**—**	$ 14	281.0	$ .05	$(16)	263.0	$(.06)
Dividends on preferred stock	**(37)**	**—**	**(.11)**	(35)	—	(.12)	(35)	—	(.13)
Issuance costs of redeemed Class A preferred stock	**(4)**	**—**	**(.01)**	—	—	—	—	—	—
Basic and diluted loss available to common stockholders	**$(41)**	**337.3**	**$(.12)**	$(21)	281.0	$(.07)	$(51)	263.0	$(.19)

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. For newly developed properties, cost includes interest, ground rent and real estate taxes incurred during development and construction. Replacements and improvements and capital leases are capitalized, while repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for buildings and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

Gains on sales of properties are recognized at the time of sale or deferred to the extent required by GAAP. Deferred gains are recognized as income in subsequent periods as conditions requiring deferral are satisfied or expire without further cost to us.

We assess impairment of our real estate properties based on whether it is probable that estimated undiscounted future cash flows from each individual property are less than its net book value. If a property is impaired, a loss is recorded for the difference between the fair value and net book value of the hotel.

We will classify a hotel as held for sale in the period in which we have made the decision to dispose of the hotel, a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of nonrefundable cash and no significant financing contingencies exist which could prevent the transaction from being completed in a timely manner. If these criteria are met, we will record an impairment loss if the fair value less costs to sell is lower than the carrying amount of the hotel and will cease incurring depreciation. We will classify the loss, together with the related operating results, as discontinued operations on our consolidated statement of operations and classify the assets and related liabilities as held for sale on the balance sheet.

CASH AND CASH EQUIVALENTS

We consider all highly liquid investments with a maturity of 90 days or less at the date of purchase to be cash equivalents.

RESTRICTED CASH

Restricted cash includes reserves for debt service, real estate taxes, insurance, furniture and fixtures, as well as cash collateral and excess cash flow deposits due to mortgage debt agreement restrictions and provisions.

MINORITY INTEREST

The percentage of the operating partnership owned by third parties is presented as interest of minority partners of Host LP in the consolidated balance sheets and was $122 million and $130 million as of December 31, 2004 and 2003, respectively. Third party partnership interests in consolidated investments of the operating partnership that have finite lives are included in interest of minority partners of other consolidated partnerships in the consolidated balance sheets and totaled $83 million and $86 million at

December 31, 2004 and 2003, respectively. Third party partnership interests in consolidated investments that have infinite lives are also included in interest of minority partners of other consolidated partnerships in the consolidated balance sheets and totaled $3 million at December 31, 2004 and 2003.

INCOME TAXES

We account for income taxes in accordance with SFAS 109 "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted.

We have elected to be treated as a REIT under the provisions of the Internal Revenue Code and, as such, are not subject to federal income tax, provided we distribute all of our taxable income annually to our stockholders and comply with certain other requirements. In addition to paying federal and state taxes on any retained income, we are subject to taxes on "built-in-gains" on sales of certain assets. Additionally, our consolidated taxable REIT subsidiaries are subject to Federal, state and foreign income tax. The consolidated income tax provision or benefit includes the tax provision related to the operations of the taxable REIT subsidiaries, Federal and state taxes on undistributed taxable income, and foreign taxes at the operating partnership, as well as each of their respective subsidiaries.

DEFERRED CHARGES

Financing costs related to long-term debt are deferred and amortized over the remaining life of the debt.

FOREIGN CURRENCY TRANSLATION

As of December 31, 2004, our foreign operations consist of four properties located in Canada and one property located in Mexico. The operations of these properties are maintained in the local currency and then translated to U.S. dollars using the average exchange rates for the period. The assets and liabilities of the properties are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. The resulting translation adjustments are reflected in accumulated other comprehensive income.

REVENUES

Our consolidated results of operations reflect revenues and expenses of our hotels. Revenues are recognized when the services are provided.

OTHER COMPREHENSIVE INCOME (LOSS)

The components of total accumulated other comprehensive income (loss) in the balance sheet are as follows:

(IN MILLIONS)	2004	2003
Unrealized gain on HM Services common stock	$ 5	$ 6
Foreign currency forward contracts	—	(1)
Foreign currency translation	8	23
Total accumulated other comprehensive income	$13	$28

DERIVATIVE INSTRUMENTS

We have interest rate swaps and interest rate caps which are considered derivative instruments. If the requirements for hedge accounting are met, amounts paid or received under these agreements are recognized over the life of the agreements as adjustments to interest expense, and the fair value of the derivatives is recorded on the accompanying balance sheet, with offsetting adjustments or charges recorded to the underlying debt. Otherwise the instruments are marked to market, and the gains and losses from the changes in the market value of the contracts are recorded in loss on foreign currency and derivative contracts. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

We are also subject to exposure from fluctuations in foreign currencies relating to our properties located in Canada and in Mexico City. We have purchased currency forward contracts related to the Canadian properties, which are considered derivative instruments. Gains and losses on contracts that meet the requirements for hedge accounting are recorded on the balance sheet at fair value, with offsetting changes recorded to accumulated other comprehensive income. At December 31, 2004 and 2003, these contracts did not meet the requirements for hedge accounting and have been marked to market each period and included in loss on foreign currency and derivative contracts in the accompanying statement of operations. See Note 4 for further discussion of these contracts.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We maintain cash and cash equivalents with various high credit-quality financial institutions. We perform periodic evaluations of the relative credit standing of these financial institutions and limit the amount of credit exposure with any one institution.

ACCOUNTING FOR STOCK-BASED COMPENSATION

At December 31, 2004, we maintained two stock-based employee compensation plans, which are described more fully in Note 8. Prior to 2002, we accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Effective January 1, 2002, we adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," or SFAS 123, prospectively to all employee awards granted, modified or settled after January 1, 2002. Awards under our employee stock option plan generally vest over four years. Therefore, the cost related to stock-based employee compensation included in the determination of net income or loss for 2004, 2003 and 2002 is less than that which would have been recognized if the fair value based method had been applied to these awards since the original effective date of SFAS 123. The adoption of SFAS 123 did not change the calculation of stock-based employee compensation costs for shares granted under our deferred stock and restricted stock plans. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied to all of our outstanding and unvested awards in each period.

	YEAR ENDED DECEMBER 31,		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002
Net income (loss), as reported	$ —	$ 14	$ (16)
Add: Total stock-based employee compensation expense included in reported net income (loss), net of related tax effects	**24**	16	5
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(25)**	(16)	(6)
Pro forma net income (loss)	**$ (1)**	$ 14	$ (17)
Loss per share			
Basic and diluted—as reported	**$(.12)**	$(.07)	$(.19)
Basic and diluted—pro forma	**$(.12)**	$(.07)	$(.20)

APPLICATION OF NEW ACCOUNTING STANDARDS

During November 2004, FASB ratified the Emerging Issues Task Force, or EITF, on EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share." EITF 04-8 requires contingently convertible debt instruments to be included in diluted earnings per share, if dilutive, regardless of whether a market price contingency for the conversion of the debt into common shares or any other contingent factor has been met. Prior to this consensus, such instruments were excluded from the calculation until one or more of the contingencies were met. EITF 04-8 is effective for reporting periods ending after December 15, 2004, and does require restatement of prior period earnings per share amounts. As a result, we will include the common shares that are issuable from the conversion of the Exchangeable Senior Debentures, if dilutive, in our diluted earnings (loss) per share.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, ("FAS 123R"), which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in FAS 123. The provisions of FAS 123R are effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The adoption of this standard in 2005 will not have a material effect on our consolidated financial position and results of operations.

RECLASSIFICATIONS

Certain prior year financial statement amounts have been reclassified to conform with the current year presentation.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

(IN MILLIONS)	2004	2003
Land and land improvements	**$ 826**	$ 786
Buildings and leasehold improvements	**7,922**	7,608
Furniture and equipment	**1,091**	1,062
Construction in progress	**85**	55
	9,924	9,511
Less accumulated depreciation and amortization	**(2,650)**	(2,426)
	$ 7,274	$ 7,085

3. INVESTMENTS IN AFFILIATES

We own investments in voting interest entities which we do not consolidate and, accordingly, are accounted for under the equity method of accounting. The debt of these affiliates is non-recourse to, and not guaranteed by, us. Investments in affiliates consists of the following:

	AS OF DECEMBER 31, 2004			
(IN MILLIONS)	OWNERSHIP INTERESTS	OUR INVESTMENT	DEBT	ASSETS
Host Marriott Financial Trust	100%	$17	$ 475	$492 million of convertible subordinated debentures
CBM Joint Venture LLC	50%	33	898	120 Courtyard hotels
Tiburon Golf Ventures, L.P.	49%	19	—	36-hole golf club
Other	1%	—	—	Two full-service hotels
Total		$69	$1,373	

	AS OF DECEMBER 31, 2003			
(IN MILLIONS)	OWNERSHIP INTERESTS	OUR INVESTMENT	DEBT	ASSETS
CBM Joint Venture LLC	50%	$54	$ 901	120 Courtyard hotels
Tiburon Golf Ventures, L.P.	49%	20	—	36-hole golf club
Other	1%–49%	—	—	Three full-service hotels
Total		$74	$ 901	

Due to the implementation of FIN 46R, we were required to deconsolidate the accounts of the Host Marriott Financial Trust (the "Trust"), which was created solely to issue 11 million shares of 6 $^{3}/_{4}$% convertible quarterly income preferred securities (the "Convertible Preferred Securities"). This resulted in our recognizing the $492 million in 6 $^{3}/_{4}$% convertible subordinated debentures due December 2026 (the "Convertible Subordinated Debentures") issued by the Trust as debt, eliminating the $475 million of Convertible Preferred Securities previously classified in the mezzanine section of our balance sheet and recognizing, as an equity investment, the $17 million invested in the Trust. Additionally, we have classified the related payments as interest expense on our consolidated statements of operations. For further information on the Trust and the Convertible Preferred Securities, see Note 4.

CBM Joint Venture LLC ("CBM Joint Venture") is a joint venture with Marriott International that collectively owns, through two limited partnerships, 120 limited service hotels. On December 15, 2004, we announced the signing of a purchase and sale agreement whereby a third party will acquire approximately 85% of our interest in the CBM Joint Venture for approximately $92 million.

As of December 31, 2004, the CBM Joint Venture had approximately $898 million of debt comprised of first mortgage loans secured by the properties owned by each of the two partnerships, senior notes secured by the ownership interest in one partnership and mezzanine debt. The lender of the mezzanine debt is an affiliate of Marriott International. None of the debt is recourse to, or guaranteed by, us or any of our subsidiaries. Each of CBM's Joint Venture's 120 hotels is operated by Marriott International pursuant to long-term management agreements. We own a 50% non-controlling interest in the joint venture and record the investment using the equity method. We did not receive any distributions from this investment during 2004, 2003 or 2002.

We have a 49% limited partner interest in Tiburon Golf Ventures, L.P., which owns the golf club surrounding The Ritz-Carlton, Naples Golf Resort. Cash distributions from this investment were approximately $6 million, $1 million and $1 million in 2004, 2003 and 2002, respectively.

During June 2003, we acquired the remaining general partner interest and preferred equity interest held by outside partners in the JWDC Limited Partnership, which owns the JW Marriott Hotel, a 772-room hotel in Washington, D.C. for approximately $3 million. We also became the sole limited partner after the partnership foreclosed on a note receivable from the other limited partner. As a result, effective June 20, 2003, we consolidated the partnership and recorded property and equipment of approximately $131 million and $95 million in mortgage debt.

We own minority interests in three partnerships that directly or indirectly own two hotels. The total carrying value of these partnerships is less than $500,000, and we do not have any guarantees or commitments in relation to these partnerships and all of the debt is non-recourse to us. On December 30, 2004, we sold our 49% interest in a partnership that owns the Budapest Marriott hotel for approximately $1 million.

Combined summarized balance sheet information as of December 31 for our affiliates follows:

(IN MILLIONS)	2004	2003
Property and equipment, net	**$1,049**	$1,021
Convertible subordinated debentures due from Host Marriott Corporation	**492**	—
Other assets	**77**	131
Total assets	**$1,618**	$1,152
Debt	**$898**	$901
Other liabilities	**106**	86
Convertible Preferred Securities	**475**	—
Equity	**139**	165
Total liabilities and equity	**$1,618**	$1,152

Combined summarized operating results for our affiliates for the years ended December 31 follows:

(IN MILLIONS)	2004	2003	2002
Total revenues	**$441**	$427	$526
Operating expenses			
Expenses	**(325)**	(318)	(368)
Depreciation and amortization	**(57)**	(58)	(68)
Operating profit	**59**	51	90
Interest income	**33**	—	—
Interest expense	**(92)**	(94)	(108)
Dividends on Convertible Preferred Securities	**(32)**	—	—
Net loss	**$ (32)**	$ (43)	$(18)

4. DEBT

Debt consists of the following:

	DECEMBER 31,	
(IN MILLIONS)	2004	2003
Series B senior notes, with a rate of $7^7/_8$% due August 2008	$ 304	$1,196
Series C senior notes, with a rate of 8.45% due December 2008	—	218
Series E senior notes, with a rate of $8^3/_8$% due February 2006	300	300
Series G senior notes, with a rate of $9^1/_4$% due October 2007	243	244
Series I senior notes, with a rate of $9^1/_2$% due January 2007	468	484
Series J senior notes, with a rate of $7^1/_8$% due November 2013	—	725
Series K senior notes, with a rate of $7^1/_8$% due November 2013	725	—
Series L senior notes, with a rate of 7% due August 2012	346	—
Exchangeable Senior Debentures with a rate of 3.25% due 2024	491	—
Senior notes, with an average rate of 9.7% maturing through 2012	13	13
Total senior notes	2,890	3,180
Mortgage debt (non-recourse) secured by $2.9 billion of real estate assets, with an average rate of 7.7% and 7.8% at December 31, 2004 and 2003, respectively, maturing through February 2023[1]	2,043	2,205
Credit facility	—	—
Convertible Subordinated Debentures with a rate of $6^3/_4$% due December 2026	492	—
Other	98	101
Total debt	$5,523	$5,486

[1] Excludes $20 million of mortgage debt related to the Hartford Marriott Farmington that was reclassified as liabilities associated with assets held for sale at December 31, 2004. The hotel was sold on January 6, 2005.

SENIOR NOTES

We have various series of senior notes outstanding, all of which have been issued under indentures that contain certain financial covenants that, in the event of a default, would prohibit us from incurring additional indebtedness. These covenants include a consolidated coverage ratio of EBITDA-to-interest expense of 2.0 to 1.0, which limits our ability to incur additional debt and make dividend payments except to the extent required to maintain our REIT status. Interest on our senior notes is payable semiannually. The Series J, Series K and Series L indenture contain certain provisions that allow for additional flexibility to incur debt, utilize asset sale proceeds, make certain investments and pay dividends on our preferred stock. However, these provisions will only go into effect once all pre-Series J senior notes are repaid or the pre-Series J indenture has been amended to allow for these same provisions. As of December 31, 2004, we are in compliance with our senior notes covenants.

The face amount of our outstanding senior notes as of December 31, 2004 and 2003 was $2.9 billion and $3.2 billion, respectively. The outstanding senior notes balance as of December 31, 2004 and 2003 includes discounts of approximately $14 million and $4 million, respectively, and fair value adjustments for interest rate swap agreements of approximately $19 million and $37 million, respectively, that are discussed in further detail below.

Issuances. On August 4, 2004, we issued $350 million of 7% Series L senior notes and received net proceeds of $345 million after discounts, underwriting fees and expenses. The Series L senior notes mature on August 15, 2012 and are equal in right of payment with all of our other senior indebtedness. Interest is payable semiannually in arrears on February 15 and August 15 of each year beginning on February 15, 2005. On September 2, 2004, we used the net proceeds from the issuance of the Series L senior notes and available cash to redeem $336 million of our $7^7/_8$% Series B senior notes, which is discussed below.

In October 2003, we issued $725 million of $7^1/_8$% Series J senior notes due in 2013. The proceeds were used to redeem $429 million of our Series A senior notes and $282 million of our Series C senior notes, which is discussed below. In February 2004, the Series J senior notes were exchanged for $725 million of $7^1/_8$% Series K senior notes. The terms of the Series K senior notes are substantially identical to the terms of the Series J notes, except that the Series K senior notes are registered under the Securities Act of 1933 and are, therefore, freely transferable.

Repayments. During 2004, we redeemed a total of $895 million of our Series B senior notes and $218 million of our Series C senior notes, both of which were scheduled to mature in 2008. The Series B senior note redemptions were funded through the proceeds from issuance of our Series L senior notes and the proceeds from issuance of the Exchangeable Senior Debentures (discussed below). The redemption of our Series C senior notes was funded by the proceeds from the insurance settlement for the Marriott World Trade Center hotel. The terms of our senior notes require the payment of a call premium to holders in exchange for the right to retire this debt in advance of its maturity date. We recorded a loss of approximately $54 million on the early extinguishment of debt in 2004, which includes the payment of the call premium and the acceleration of related deferred financing fees. During 2003, we redeemed approximately $790 million of senior notes, $711 million of which were redeemed with the proceeds from issuance of the Series J senior notes. We recorded a loss of approximately $30 million on the early extinguishment of debt in 2003, which includes the payment of the call premium and the acceleration of the original issue discounts and related deferred financing fees. The debt prepayment losses are included in interest expense in the accompanying statements of operations.

Exchangeable Senior Debentures. On March 16, 2004, we issued $500 million of 3.25% Exchangeable Senior Debentures and received net proceeds of $484 million, after discounts, underwriting fees and expenses. The Exchangeable Senior Debentures mature on April 15, 2024 and are equal in right of payment with all of our unsubordinated debt. Interest is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year beginning on April 15, 2004. We can redeem for cash all, or part of, the Exchangeable Senior Debentures at any time subsequent to April 19, 2009 upon 30 days notice at the applicable redemption price as set forth in the indenture. Holders have the right to require us to repurchase the Exchangeable Senior Debentures on April 15, 2010, April 15, 2014 and April 15, 2019 at the issue price. The Exchangeable Senior Debentures are exchangeable into shares of our common stock at an initial rate of 54.6448 shares for each $1,000 of principal amount of the debentures, or a total of approximately 27 million shares, which is equivalent to an initial exchange price of $18.30 per share of our common stock. The exchange rate is adjusted for, among other things, the payment of dividends to our common stockholders. Holders may exchange their Exchangeable Senior Debentures prior to maturity under certain conditions, including at any time at which the closing sale price of our common stock is more than 120% of the exchange price per share, currently, for at least 20 of 30 trading days. The Exchangeable Senior Debentures and the common stock issuable upon exchange of the debentures have not been registered under the Securities Act and may not be offered or sold except to qualified institutional buyers, as defined.

Convertible Subordinated Debentures. Host Marriott Financial Trust, a wholly owned subsidiary, holds approximately 9.5 million shares of 6 3/4% convertible quarterly income preferred securities, with a liquidation preference of $50 per share (for a total liquidation amount of $475 million). The Convertible Preferred Securities represent an undivided beneficial interest in the assets of the Trust. The payment of distributions by the Trust, payments on liquidation of the Trust, or the redemption of the Convertible Preferred Securities are guaranteed by us. This guarantee, when taken together with our obligations under the indenture pursuant to which the Convertible Subordinated Debentures were issued provides a full and unconditional guarantee of amounts due on the Convertible Preferred Securities. Proceeds from the issuance of the Convertible Preferred Securities were invested in the Convertible Subordinated Debentures issued by us. The Trust exists solely to issue the Convertible Preferred Securities and its own common securities (the "Common Securities") and invest the proceeds therefrom in the Convertible Subordinated Debentures, which is its sole asset. Separate financial statements of the Trust are not presented because of our guarantee described above; our management has concluded that such financial statements are not material to investors as the Trust is wholly owned and essentially has no independent operations.

Each of the Convertible Preferred Securities and the related Convertible Subordinated Debentures are convertible at the option of the holder into shares of our common stock at the rate of 3.2537 shares per Convertible Preferred Security, for a total of approximately 31 million shares (equivalent to a conversion price of $15.367 per share of our common stock). The Issuer will only convert Convertible Subordinated Debentures pursuant to a notice of conversion by a holder of Convertible Preferred Securities. The conversion ratio and price have been adjusted to reflect various transactions including the REIT conversion.

Holders of the Convertible Preferred Securities are entitled to receive preferential cumulative cash distributions at an annual rate of 6 3/4% payable quarterly in arrears. The distribution rate and the distribution and other payment dates for the Convertible Preferred Securities correspond to the interest rate and interest and other payment dates on the Convertible Subordinated Debentures. We may defer interest payments on the Convertible Subordinated Debentures for a period not to exceed 20 consecutive quarters. If interest payments on the Convertible Subordinated Debentures are deferred, so too are payments on the Convertible Preferred Securities. Under this circumstance, we will not be permitted to declare or pay any cash distributions with respect to our capital stock or debt securities that rank pari passu with or junior to the Convertible Subordinated Debentures.

Subject to certain restrictions, the Convertible Preferred Securities are redeemable at the Trust's option upon any redemption by us of the Convertible Subordinated Debentures after December 2, 1999. Upon repayment at maturity or as a result of the acceleration of the Convertible Subordinated Debentures upon the occurrence of a default, the Convertible Preferred Securities are subject to mandatory redemption.

In connection with the REIT conversion, Host LP assumed primary liability for repayment of the Convertible Subordinated Debentures underlying the Convertible Preferred Securities. Upon conversion by a Convertible Preferred Securities holder, we will issue shares of our common stock, which will be delivered to such holder. Upon the issuance of such shares by us, the operating partnership will issue to us a number of OP units equal to the number of shares of our common stock issued in exchange for the Convertible Subordinated Debentures.

In December 2003, the FASB issued FIN 46R. Under this guidance, the Trust is considered to be a special purpose entity because its activities are so restricted that we, the sole equity holder, lack the ability to make decisions about the Convertible Preferred Securities Trust's activities through voting or similar rights.

We were required to apply the provisions of FIN 46R to the Convertible Preferred Securities Trust in the first quarter of 2004. Under FIN 46R we are not the primary beneficiary and, accordingly, we were required to deconsolidate the accounts of the Trust. This resulted in our recognizing the $492 million in Convertible Subordinated Debentures issued by the Trust as debt, eliminating the $475 million of Convertible Preferred Securities previously classified in the mezzanine section of our balance sheet and recognizing, as an equity investment, the $17 million invested in the Trust. Additionally, we have classified the related interest payments as interest expense.

Amended and Restated Credit Facility. On September 10, 2004, we entered into an amended and restated credit facility (the "Credit Facility") with Deutsche Bank Trust Company Americas, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Citicorp North America Inc., Société Générale and Calyon New York Branch, as Co-Documentation Agents and certain other lenders. The Credit Facility amends our prior credit facility and provides aggregate revolving loan commitments in the amount of $575 million with an option to increase the amount of the facility by up to $100 million to the extent that any one or more lenders, whether or not currently party to the Credit Facility, commits to be a lender for such amount. The Credit Facility also includes sub-commitments for the issuance of letters of credit in an aggregate amount of $10 million and loans to our Canadian subsidiaries in Canadian Dollars in an aggregate amount of $150 million. The Credit Facility has an initial scheduled maturity in September 2008. We have an option to extend the maturity for an additional year if certain conditions are met at the time of the initial scheduled maturity. Interest on borrowings under the Credit Facility will be calculated based on a spread over LIBOR ranging from 2.00% to 3.75%. The rate will vary based on our leverage ratio. We are required to pay a quarterly commitment fee that will vary based on the amount of unused capacity under the Credit Facility. Currently, the commitment fee is .55% on an annual basis. As of February 23, 2005, we have not drawn on the Credit Facility.

MORTGAGE DEBT

All of our mortgage debt is recourse solely to specific assets except for fraud, misapplication of funds and other customary recourse provisions. As of December 31, 2004, we have 28 assets that are secured by mortgage debt, with a weighted average interest rate of 7.7%. Ten of these assets are secured by mortgage debt that contains restrictive covenants that require the mortgage servicer or lender to retain and hold in escrow the cash flow after debt service when it declines below specified operating levels. The impact of these covenants is discussed below.

Eight of our hotel properties secure a $571 million mortgage loan that is the sole asset of a trust that issued commercial mortgage pass-through certificates, which we refer to as the CMBS Loan. These hotels securing the CMBS Loan are the New York Marriott Marquis, the San Francisco Airport Hyatt Regency, the Cambridge Hyatt Regency, the Reston Hyatt Regency, the Boston Hyatt Regency, The Drake Hotel New York, the Westin Buckhead Atlanta, and the Swissôtel Chicago, which we refer to as the CMBS Portfolio. The CMBS Loan contains a provision that requires the mortgage servicer to retain certain excess cash flow from the CMBS Portfolio after payment of debt service (approximately $64 million) if net cash flow after payment of taxes, insurance, ground rent and reserves for furniture, fixtures and equipment for the trailing twelve months declines below $96 million. This provision was triggered beginning in the third quarter of 2002 and will remain in effect until the CMBS Portfolio generates the necessary minimum cash flow for two consecutive quarters, at which point, the cash that has been escrowed will be returned to us. As of December 31, 2004 and 2003, approximately $37 million and $15 million, respectively, of cash was escrowed.

On July 12, 2002, we modified the terms of the mortgage debt secured by our four Canadian properties. Under the terms of this modification, we agreed to escrow the excess cash flow from these hotels on a retroactive basis effective December 29, 2001. In April 2003, approximately $7 million of the cash escrowed in accordance with the loan was applied to the outstanding balance of the indebtedness and approximately $2 million was released to us. In July 2003, we entered into an agreement with the lenders to further modify certain covenants so that we would not be required to make additional prepayments at that time. The terms of the modification required us to provide $10 million of cash collateral and pay an additional 25 basis points of interest on the loan. On December 29, 2003, we made a partial repayment of $32 million. In conjunction with the repayment, one of the hotels and the $10 million was released from the collateral in 2003. On December 15, 2004, we repaid an additional $34 million repayment and an additional hotel was released from the collateral. As of December 31, 2004, approximately $7 million was escrowed. There were no amounts escrowed at December 31, 2003.

In addition to the prepayments of the mortgage debt secured by our Canadian properties, during the first quarter of 2004 we prepaid $82 million of mortgage debt secured by four of our properties. The prepayment of this debt was made with proceeds from the sale of assets.

In conjunction with the purchase of the Scottsdale Marriott at McDowell Mountains in September 2004, we assumed the outstanding mortgage debt of approximately $34 million. The debt has a fixed rate of interest equal to 6.08% and matures on December 1, 2008.

On September 9, 2003, we refinanced the $95 million mortgage debt secured by the JW Marriott in Washington, D.C. with an $88 million floating-rate mortgage loan with an interest rate of one-month LIBOR plus 210 basis points (4.5% at December 31, 2004). Although the loan matures in 2005, we may extend the term of the loan for three one-year periods upon satisfaction of certain conditions (we must purchase an interest rate cap to obtain the first one-year extension and the two remaining extensions are subject to certain debt service coverage levels). The loan may be prepaid beginning in May 2004, and no prepayment penalty will be assessed for any prepayments made after March 2005. We also purchased an interest rate cap at the inception of the loan, as discussed below.

In January 2003, we prepaid $17 million of mortgage debt related to two of our Ritz-Carlton properties. We did not incur any prepayment penalties as a result of this debt extinguishment. The loss on the early extinguishment of debt related to the write-off of deferred financing fees, which was minimal, is included in interest expense in the accompanying statements of operations.

DERIVATIVE INSTRUMENTS

The mortgage loan on our Canadian properties is denominated in U.S. dollars and the functional currency of the Canadian subsidiaries is the Canadian dollar. At the time of the origination of the loan, each of the subsidiaries entered into 60 separate currency forward contracts to buy U.S. dollars at a fixed price.

These forward contracts hedge the currency exposure of converting Canadian dollars to U.S. dollars on a monthly basis to cover debt service payments, including the final balloon payment. These contracts were designated as cash flow hedges of the debt service and balloon payment and were recorded at fair value on the balance sheet with offsetting changes recorded in accumulated other comprehensive income. During 2003, we prepaid approximately $39 million of the loan and terminated the foreign currency contracts equal to the prepayments for a payment of approximately $8 million. As a result, substantially all of the forward currency contracts were deemed ineffective for accounting purposes and we recorded a loss on the contracts of approximately $18 million in 2003, which is included in "Loss on foreign currency and derivative contracts" in the accompanying statements of operations. Subsequent to the prepayment date, we record the increase or decrease in the fair value of the outstanding forward currency contracts in net income (loss) each period. In December 2004, we made an additional $34 million prepayment on the loan and, in early 2005, we terminated the foreign currency contracts equal to the prepayment for a payment of approximately $8 million. The fair value of the contracts on December 31, 2004 and 2003 was approximately $(20) million and $(12) million, respectively. We also purchased an interest rate cap for approximately $0.4 million which caps the floating interest rate at 10.75% based on a notional amount ($48.3 million). The cap is a derivative that is marked to market with any resulting gains or losses recorded in loss on foreign currency and derivative contracts in the current period. The fair value of the interest rate cap was zero and $0.1 million, respectively, at December 31, 2004 and 2003.

On August 21, 2003, we entered into two, four-year interest rate swap agreements, which mature October 2007, effectively converting our Series G senior notes to floating-rate debt. Under the swaps, we receive fixed-rate payments of 9.25% and we make floating-rate payments based on six-month LIBOR plus 590 basis points (8.1% at December 31, 2004) on a $242 million notional amount, which is approximately equal to the current amount of outstanding Series G senior notes. We have designated the interest rate swaps as fair value hedges for both financial reporting and tax purposes and the amounts paid or received under the swap agreements will be recognized over the life of the agreements as an adjustment to interest expense. Changes in the fair value of the swaps and our Series G senior notes are reflected in the balance sheet as offsetting changes and have no income statement effect. The fair value of these interest rate swaps was $1 million and $2 million at December 31, 2004 and 2003, respectively.

On December 20, 2001, we entered into a 5-year interest rate swap agreement, which was effective on January 15, 2002 and matures in January 2007, effectively converting our Series I senior notes to floating-rate debt. Under the swap, we receive fixed-rate payments of 9.5% and pay floating-rate payments based on one-month LIBOR plus 450 basis points (6.9% at December 31, 2004) on a $450 million notional amount, which is equal to the current amount of outstanding Series I senior notes. We have designated the interest rate swap as a fair value hedge for both financial reporting and tax purposes and the amounts paid or received under the swap agreement will be recognized over the life of the agreement as an adjustment to interest expense. Changes in the fair value of the swap and the Series I senior notes are reflected in the balance sheet as offsetting changes and have no income statement effect. The fair value of this interest rate swap at December 31, 2004 and 2003 was $18 million and $34 million, respectively.

In connection with the refinancing of the mortgage debt secured by the JW Marriott, Washington, D.C. in September 2003, we purchased an interest rate cap with a notional amount of $88 million, which caps the floating interest rate at 8.1% for the first two years of the loan. The cap represents a derivative that is marked to market and the gains and losses from changes in the market value of the cap are recorded in loss on foreign currency and derivative contracts in the current period. The fair value of the interest rate cap was zero at December 31, 2004 and 2003.

AGGREGATE DEBT MATURITIES

Aggregate debt maturities at December 31, 2004 are as follows (in millions)[1]:

2005	$ 70
2006	682
2007	873
2008	599
2009	753
Thereafter	2,532
	5,509
Fair value adjustment for interest rate swaps	19
Discount on senior notes	(14)
Capital lease obligations	9
	$5,523

(1) Aggregate debt maturities exclude the $20 million of mortgage debt related to the Hartford Marriott Farmington that was classified as liabilities associated with assets held for sale at December 31, 2004. The hotel was sold on January 6, 2005.

INTEREST

Cash paid for interest, net of amounts capitalized, was $453 million in 2004, $468 million in 2003 and $449 million in 2002. During 2004, 2003 and 2002, we capitalized $3 million, $2 million and $2 million of interest expense, respectively. We recorded losses, which have been included in interest expense on our consolidated statement of operations, during 2004 and 2003, of approximately $55 million and $33 million, respectively, on the early extinguishment of debt, which includes prepayment premiums and the acceleration of the related discounts and deferred financing costs. Deferred financing costs, which are included in other assets, amounted to $70 million and $82 million, net of accumulated amortization, as of December 31, 2004 and 2003, respectively. Amortization of deferred financing costs totaled $16 million, $17 million, and $16 million in 2004, 2003 and 2002, respectively.

Amortization of property and equipment under capital leases totaled $2 million, $3 million and $3 million in 2004, 2003 and 2002, respectively, and is included in depreciation and amortization on the accompanying statements of operations.

5. STOCKHOLDERS' EQUITY

Seven hundred fifty million shares of common stock, with a par value of $0.01 per share, are authorized, of which 350.3 million and 320.3 million were outstanding as of December 31, 2004 and 2003, respectively. Fifty million shares of no par value preferred stock are authorized, with 14.0 million shares outstanding as of December 31, 2004 and 2003.

Dividends. Our policy on common dividends is generally to distribute at least 100% of our taxable income, unless otherwise contractually restricted. For our preferred dividends, we will generally pay the quarterly dividend, regardless of the amount of taxable income, unless similarly contractually restricted. While we are not currently restricted in our ability to pay dividends, during the second half of 2002 and through the first quarter of 2004 we were limited in our ability to pay dividends, except to the extent necessary to maintain our REIT status.

The table below presents the amount of common and preferred dividends declared as follows:

	2004	2003	2002
Common stock	**$ .05**	$ —	$ —
Class A preferred stock 10% [1]	**1.38**	2.50	2.50
Class B preferred stock 10%	**2.50**	2.50	2.50
Class C preferred stock 10%	**2.50**	2.50	2.50
Class E preferred stock 8 7/8%	**1.37**	—	—

[1] We redeemed all of the outstanding shares of the Class A preferred stock in August 2004.

Common Stock and OP Units. During June 2004, October 2003 and August 2003, we sold 25.0 million, 23.5 million and 27.5 million shares of our common stock, respectively, at a price to the public of $12.12, $10.75 and $9.25 per share, respectively. The net proceeds from the sales were $301 million, $250 million and $251 million, respectively, after payment of the underwriting discount and offering expenses.

Preferred Stock. We currently have three classes of publicly-traded preferred stock outstanding: 4,000,000 shares of 10% Class B preferred stock; 5,980,000 shares of 10% Class C preferred stock and 4,034,400 shares of 8 7/8% Class E preferred shares. Holders of all classes of the preferred stock are entitled to receive cumulative cash dividends at their respective rate per annum of the $25.00 per share liquidation preference and are payable quarterly in arrears. After April 29, 2005, March 27, 2006, and June 2, 2009, we have the option to redeem the Class B preferred stock, Class C preferred stock and Class E preferred stock, respectively, for $25.00 per share, plus accrued and unpaid dividends to the date of redemption. The preferred stock classes rank senior to the common stock and the authorized Series A junior participating preferred stock (discussed below), and on a parity with each other. The preferred stockholders generally have no voting rights. Accrued preferred dividends at December 31, 2004 and 2003 were $8 million and $9 million, respectively.

Stockholders Rights Plan. In November 1998, the Board of Directors adopted a stockholder rights plan (as amended December 24, 1998) under which a dividend of one preferred stock purchase right was distributed for each outstanding share of our common stock. Each right when exercisable entitles the holder to buy 1/1,000th of a share of a Series A junior participating preferred stock of ours at an exercise price of $55 per share, subject to adjustment. The rights are exercisable 10 days after a person or group acquired beneficial ownership of at least 20%, or began a tender or exchange offer for at least 20%, of our common stock. Shares owned by a person or group on November 3, 1998 and held continuously thereafter are exempt for purposes of determining beneficial ownership under the rights plan. The rights are non-voting and expire on November 22, 2008, unless exercised or previously redeemed by us for $.005 each. If we were involved in a merger or certain other business combinations not approved by the Board of Directors, each right entitles its holder, other than the acquiring person or group, to purchase common stock of either our company or the acquiror having a value of twice the exercise price of the right.

6. INCOME TAXES

In December 1998, we restructured ourselves to enable us to qualify for treatment as a REIT effective January 1, 1999, pursuant to the U.S. Internal Revenue Code of 1986, as amended. In general, a corporation that elects REIT status and meets certain tax law requirements regarding distribution of its taxable income to its stockholders as prescribed by applicable tax laws and complies with certain other requirements (relating primarily to the nature of its assets and the sources of its revenues) is not subject to Federal income taxation on its operating income to the extent it distributes at least 90% of its taxable income. In addition to paying Federal and state taxes on any retained income, we are subject to taxes on "built-in-gains" on sales of certain assets, if any. Additionally, our consolidated taxable REIT subsidiaries are subject to Federal, state and foreign income tax. The consolidated income tax provision or benefit includes, primarily, the tax provision related to the operations of the taxable REIT subsidiaries, Federal and state taxes on any undistributed taxable income, and international taxes at the operating partnership, as well as each of their respective subsidiaries.

Where required, deferred income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies.

Total deferred tax assets and liabilities at December 31, 2004 and December 31, 2003 were as follows:

(IN MILLIONS)	2004	2003
Deferred tax assets	**$125**	$99
Less: Valuation allowance	**(14)**	(9)
Subtotal	**111**	90
Deferred tax liabilities	**(80)**	(78)
Net deferred income tax asset	**$ 31**	$12

The valuation allowance required under SFAS 109 primarily represents a net operating loss carryforward of a foreign affiliate ("NOL") the benefit of which was not previously recorded, but which has been recorded under SFAS 109 as a deferred tax asset with an offsetting valuation allowance. Any subsequent reduction in the valuation allowance related to the NOL will be recorded as a reduction of income tax expense. The tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets and liabilities as of December 31, 2004 and December 31, 2003 were as follows:

(IN MILLIONS)	2004	2003
Investment in hotel leases	$ 29	$42
Deferred gains	1	5
Management fees	10	7
Interest expense	18	9
Other	7	2
Net operating loss carryforwards	44	23
Alternative minimum tax credit carryforwards	2	2
Safe harbor lease investments	(20)	(20)
Property and equipment	(4)	(3)
Investments in affiliates	(56)	(55)
Net deferred income tax asset (liability)	$ 31	$12

At December 31, 2004, we have net operating loss carryforwards of approximately $110 million, which expire through 2024.

The (provision) benefit for income taxes for continuing operations consists of:

(IN MILLIONS)		2004	2003	2002
Current	— Federal	$ 9	$23	$(12)
	— State	—	3	(5)
	— Foreign	(6)	(5)	(6)
		3	21	(23)
Deferred	— Federal	6	(9)	19
	— State	1	(1)	2
	— Foreign	—	2	—
		7	(8)	21
		$10	$13	$ (2)

The benefit (provision) for income taxes, including the amounts associated with discontinued operations, were $10 million, $9 million and $(6) million in 2004, 2003 and 2002, respectively.

A reconciliation of the statutory Federal tax (provision) benefit to our income tax (provision) benefit for continuing operations follows:

(IN MILLIONS)	2004	2003	2002
Statutory Federal tax benefit	$ 26	$83	$23
Nontaxable loss of REIT	(12)	(69)	(13)
Built-in-gain tax	—	—	1
State income taxes, net of Federal tax benefit	1	2	(3)
Tax contingencies	1	—	(4)
Tax on foreign source income	(6)	(3)	(6)
Income tax (provision) benefit	$ 10	$13	$ (2)

Cash paid for income taxes, net of refunds received, was $10 million, $21 million and $2 million in 2004, 2003 and 2002, respectively.

7. LEASES

Hotel Leases. Prior to 2001, we leased our hotels (the "Leases") to one or more third party lessees (the "Lessees") due to Federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel. Effective January 1, 2001, the REIT Modernization Act amended the tax laws to permit REITs to lease hotels to a subsidiary that qualifies as a taxable REIT subsidiary. During 2001, we acquired the lessee entities owning the leasehold interests with respect to our full-service hotels, and as a result, our revenues reflect hotel level sales instead of rental income.

Hospitality Properties Trust Relationship. In a series of related transactions in 1995 and 1996, we sold and leased back 53 Courtyard properties and 18 Residence Inns to Hospitality Properties Trust ("HPT"). These leases, which are accounted for as operating leases and are included in the table below, have initial terms expiring through 2012 for the Courtyard properties and 2010 for the Residence Inn properties, and are renewable at our option. Minimum rent payments are $55 million annually for the Courtyard properties and $18 million annually for the Residence Inn properties, and additional rent based upon sales levels are payable to HPT under the terms of the leases.

In 1998, we sublet the HPT hotels (the "Subleases") to separate sublessee subsidiaries of Crestline Capital Corporation ("Crestline"), subject to the terms of the applicable HPT lease. The term of each Sublease expires simultaneously with the expiration of the initial term of the HPT lease to which it relates and automatically renews for the corresponding renewal term under the HPT lease, unless either we or the sublessee elect not to renew the Sublease provided, however, that neither party can elect to terminate fewer than all of the Subleases in a particular pool of HPT hotels (one for Courtyard hotels and one for Residence Inn hotels). Rent payable by Crestline under the Sublease consists of the minimum rent payable under the HPT lease and an additional percentage rent payable to us. The percentage rent payable by Crestline is generally sufficient to cover the additional rent due under the HPT lease, with any excess being retained by the Sublessor. The rent payable under the Subleases is guaranteed by Crestline, up to a maximum amount of $30 million, which is allocated between the two pools of HPT hotels.

Other Lease Information. As of December 31, 2004, 40 of all or a portion of our hotels are subject to ground leases, generally with multiple renewal options, all of which are accounted for as operating leases. Certain of these leases contain provisions for the payment of contingent rentals based on a percentage of sales in excess of stipulated amounts. We also have leases on facilities used in our former restaurant business, some of which we subsequently subleased. These leases and subleases contain one or more renewal options, generally for five or 10-year periods. Our lease activities also include leases entered into by our hotels for various types of equipment, such as computer equipment, vehicles and telephone systems. The restaurant and equipment leases are accounted for as either operating or capital leases, depending on the characteristics of the particular lease arrangement. The amortization charge applicable to capitalized leases is included in depreciation expense in the accompanying consolidated statements of operations.

The following table presents the future minimum annual rental commitments required under non-cancelable leases for which we are the lessee as of December 31, 2004. Minimum payments for capital leases have not been reduced by aggregate minimum sublease rentals from restaurant subleases of $0.2 million, payable to us under non-cancelable subleases. Minimum payments for the operating leases have not been reduced by aggregate minimum sublease rentals from restaurants and HPT subleases of $27 million and $550 million, respectively, payable to us under non-cancelable subleases.

(IN MILLIONS)	CAPITAL LEASES	OPERATING LEASES
2005	$ 4	$ 111
2006	4	108
2007	3	106
2008	—	119
2009	—	117
Thereafter	—	1,248
Total minimum lease payments	11	$1,809
Less amount representing interest	(2)	
Present value of minimum lease payments	$ 9	

We remain contingently liable on certain leases relating to divested non-lodging properties. Such contingent liabilities aggregated $33 million at December 31, 2004. However, management considers the likelihood of any material funding related to these leases to be remote.

Rent expense consists of:

(IN MILLIONS)	2004	2003	2002
Minimum rentals on operating leases	**$123**	$127	$120
Additional rentals based on sales	**18**	13	21
Less: sublease rentals	**(83)**	(79)	(81)
	$ 58	$ 61	$ 60

8. EMPLOYEE STOCK PLANS

We maintain two stock-based compensation plans, including the comprehensive stock plan (the "Comprehensive Plan"), whereby we may award to participating employees (i) options to purchase our common stock, (ii) deferred shares of our common stock and (iii) restricted shares of our common stock, and the employee stock purchase plan. At December 31, 2004, there were approximately 2 million shares of common stock reserved and available for issuance under the Comprehensive Plan.

Prior to 2002, we accounted for expense under these plans according to the provisions of Accounting Principles Board Opinion No. 25 and related interpretations. Consequently, no compensation expense was recognized for stock options issued under the Comprehensive Plan or stock issued under the employee stock purchase plan. Effective January 1, 2002, we adopted the expense recognition provisions of SFAS 123 for employee stock options granted on or after January 1, 2002 only. Options granted in fiscal years prior to 2002 will continue to be accounted for using the intrinsic value method as described in APB 25 until the effective date of SFAS 123 (revised). As a result of the change in accounting method, we now record compensation expense for employee stock options based on the fair value of the options at the date of grant. We also record compensation expense for shares issued under our employee stock purchase plan. The implementation of SFAS 123 had no effect on the calculation of compensation expense for shares granted under deferred stock and restricted stock plans. For additional information on the effects of this change in accounting method, see Note 1.

Employee Stock Options. Employee stock options may be granted to officers and key employees with an exercise price not less than the fair market value of the common stock on the date of grant. Non-qualified options generally expire up to 15 years after the date of grant. Most options vest ratably over each of the first four years following the date of the grant.

In connection with the Host Marriott Services ("HM Services") spin-off in 1995, outstanding options held by our current and former employees were redenominated in both our and HM Services stock and the exercise prices of the options were adjusted based on the relative trading prices of shares of the common stock of the two companies. Pursuant to the distribution agreement between us and HM Services, we originally had the right to receive up to 1.4 million shares of HM Services' common stock or an equivalent cash value subsequent to exercise of the options held by certain former and current employees of Marriott International. On August 27, 1999, Autogrill Acquisition Co., a wholly owned subsidiary of Autogrill SpA of Italy, acquired HM Services. Since HM Services is no longer publicly traded, all future payments to us will be made in cash, as HM Services has indicated that the receivable will not be settled in Autogrill SpA stock. As of December 31, 2004 and 2003, the receivable balance was approximately $4 million and $6 million, respectively, which is included in other assets in the accompanying consolidated balance sheets.

For purposes of the following disclosures required by SFAS 123, the fair value of each stock option granted has been estimated on the date of grant using an option-pricing model. There were no stock options granted in 2004 or 2003. Compensation expense for the stock options is recognized on a straight-line basis over the vesting period. The following weighted average assumptions were used for grants issued during 2002: risk-free interest rates of 3.8%, volatility of 36%, expected lives of 15 years; and dividend yield of 6.0%. The weighted average fair value per option granted during 2002 was $1.41. As a result of the implementation of SFAS 123, we recorded compensation expense of $280,000, $274,000 and $47,000, respectively, for 2004, 2003 and 2002, which represents the expense for stock options granted after January 1, 2002 only.

The following table is a summary of the status of our stock option plans that have been approved by our stockholders for the three years ended December 31, 2004. We do not have stock option plans that have not been approved by our stockholders.

	2004		2003		2002	
	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE
Balance, at beginning of year	**4.5**	**$6**	5.4	$6	4.9	$6
Granted	**—**	**—**	—	—	.9	8
Exercised	**(1.6)**	**7**	(.6)	6	(.2)	4
Forfeited/expired	**(.3)**	**8**	(.3)	9	(.2)	9
Balance, at end of year	**2.6**	**6**	4.5	6	5.4	6
Options exercisable at year-end	**2.0**		3.2		3.3	

The following table summarizes information about stock options at December 31, 2004:

	OPTIONS OUTSTANDING			*OPTIONS EXERCISABLE*	
RANGE OF EXERCISE PRICES	SHARES (IN MILLIONS)	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE
$ 1 – 3	1.0	2	$2	1.0	2
4 – 6	.1	4	6	.1	6
7 – 9	1.1	12	8	.6	8
10 – 12	.4	11	11	.3	11
13 – 19	—	8	18	—	18
	2.6			2.0	

Deferred Stock. Deferred stock incentive plan shares granted to officers and key employees after 1990 generally vest over 10 years in annual installments commencing one year after the date of grant. Certain employees may elect to defer payments until termination or retirement. We accrue compensation expense on a straight-line basis over the vesting period for the fair market value of the shares on the date of grant, less estimated forfeitures. No shares were granted under this plan in 2004. In 2003 and 2002, 45,000 and 23,000 shares, respectively, were granted under this plan. The compensation cost that has been charged against income for deferred stock was not material for all periods presented. The weighted average fair value per share granted during 2003 and 2002 was $8.00 and $9.95, respectively. The implementation of SFAS No. 123 had no impact on the calculation of compensation expense for the deferred stock incentive plan.

Restricted Stock. From time to time, we award restricted stock shares under the Comprehensive Plan to officers and key executives to be distributed over the next three years in annual installments based on continued employment and the attainment of certain performance criteria. We recognize compensation expense over the restriction period equal to the fair market value of the shares issued, which is adjusted for fluctuation in the fair market value of our common stock. The number of shares issued is adjusted for forfeitures, and where appropriate, the level of attainment of performance criteria. In 2004, 2003 and 2002, 11,000, 3,203,000 and 906,000 shares, respectively, of restricted stock plan shares were granted to certain key employees under these terms and conditions. No shares were forfeited in 2004 and approximately 1,006,000 and 34,000 shares, respectively, were forfeited in 2003 and 2002. We recorded compensation expense of approximately $23 million, $15 million and $5 million, respectively, in 2004, 2003 and 2002 related to these awards. The weighted average grant date fair value per share granted during each year was $12.50 in 2004, $8.82 in 2003 and $10.49 in 2002. Under these awards, 2.3 million shares were outstanding at December 31, 2004.

In 2003, we also started a restricted stock program for our upper-middle management with 40% of the shares automatically vesting on the grant date, and the remaining 60% vesting over two years, subject to continued employment. We recognize compensation expense over the restriction period equal to the fair market value of the shares issued, which is adjusted for fluctuation in the fair market value of our common stock. The number of shares granted is adjusted for the level of attainment of performance criteria. During 2004, approximately 89,000 shares were granted under these terms and conditions that had a weighted average grant date fair value of $12.53. Approximately 34,000 shares were issued and 8,000 shares were forfeited during 2004. We recorded approximately $1 million of compensation expense related to these shares. Under this award, 47,000 shares were outstanding at December 31, 2004.

Employee Stock Purchase Plan. Under the terms of the employee stock purchase plan, eligible employees may purchase common stock through payroll deductions at 90% of the lower of market value at the beginning or end of the plan year, which runs from February 1 through January 31. We record compensation expense for the employee stock purchase plan based on the fair value of the employees' purchase rights, which is estimated using an option-pricing model with the following assumptions for 2004 and 2003, respectively: Risk-free interest rate of 2.9% and 1.3%, volatility of 34% and 36%, expected life of one year, and dividend yield of 0% for both years. For the 2004 and 2003 plan years, approximately 16,000 and 21,000 shares, respectively, were issued. The weighted average fair value of those purchase rights granted in 2004 and 2003 was $3.02 and $2.20, respectively. The compensation expense reflected in net income was not material for all periods presented.

Stock Appreciation Rights. In 1998, 568,408 stock appreciation rights ("SARs") were issued under the Comprehensive Plan to certain directors as a replacement for previously issued options that were cancelled during the year. The conversion to SARs was completed in order to comply with ownership limits applicable upon our conversion to a REIT. The SARs are fully vested and the grant prices range from $1.20 to $2.71 and have a weighted average price of $1.88. In 2004, 2003 and 2002, we recognized compensation expense for outstanding SARs as a result of fluctuations in the market price of our common stock of $.4 million, $1.6 million and $.8 million, respectively. As of December 31, 2004, approximately 67,000 SARs were outstanding.

9. PROFIT SHARING AND POSTEMPLOYMENT BENEFIT PLANS

We contribute to defined contribution plans for the benefit of employees meeting certain eligibility requirements and electing participation in the plans. The discretionary amount to be matched by us is determined annually by the Board of Directors. We provide medical benefits to a limited number of retired employees meeting restrictive eligibility requirements. Amounts for these items were not material for the three years ended December 31, 2004.

10. DISCONTINUED OPERATIONS

Assets Held For Sale. During December 2004, we entered into definitive, binding agreements to sell four hotels, which were subsequently sold in January 2005. During December 2003, we entered into a definitive, binding agreement to sell five hotels, which were all sold in the first quarter of 2004. We recorded impairment charges of approximately $.7 million and $1.6 million related to these hotels as of December 31, 2004 and 2003, respectively. We reclassified the assets and liabilities relating to these hotels as held for sale in our balance sheets as of December 31, 2004 and 2003, respectively, as detailed in the following table.

(IN MILLIONS)	2004	2003
Property and equipment, net	$111	$72
Other assets	2	1
Total assets	$113	$73
Other liabilities	$ 26	$ 2
Total liabilities	$ 26	$ 2

Dispositions. We disposed of nine hotels in 2004, disposed of eight hotels and abandoned one hotel (New York Marriott World Trade Center hotel—see Note 1 for more detail) in 2003 and disposed of one hotel in 2002 that require their operations and the related gains (losses) to be reclassified to discontinued operations in the statements of operations for all years presented. The following table summarizes the revenues, income before taxes, and the gain on disposals, net of tax, of the hotels that have been sold or classified as held for sale for the three years ended December 31, 2004.

(IN MILLIONS)	2004	2003	2002
Revenues[1]	$133	$442	$334
Income before taxes[1]	12	191	45
Gain on disposals, net of tax	52	65	12

[1] Revenues and income before taxes in 2003 include business interruption proceeds of $170 million related to the New York Marriott World Trade Center hotel settlement. See Note 1 for additional information.

11. ACQUISITIONS

On September 22, 2004, we acquired the 270-suite Scottsdale Marriott at McDowell Mountains for a purchase price of approximately $58 million, including the assumption of approximately $34 million of mortgage debt on the hotel. On July 15, 2004, we acquired the 450-suite Fairmont Kea Lani Maui for approximately $355 million. On April 27, 2004, we purchased the 455-room Chicago Embassy Suites, Downtown-Lakefront for approximately $89 million. During November 2003, we acquired the 806-room Hyatt Regency Maui Resort and Spa for $321 million.

On December 30, 2004, we received approximately $47 million in payment of a note receivable from a minority partner in a consolidated subsidiary that owns two hotels. At the request of the minority partner, the partnership purchased preferred units of Vornado Realty Trust (the "Vornado Preferred Units"), which we held as of December 31, 2004. As the Vornado Preferred Units are not publicly traded, we have recorded them in other assets at their cost basis in our balance sheet. On January 3, 2005, these securities were transferred to the minority partner, in redemption of his partnership interest, and we also paid approximately $14 million to a second partner for the remaining minority interests in the partnership. No gain or loss was recognized on this transaction.

During June 2003, we acquired the remaining general partner interest and preferred equity interest held by outside partners in the 772-room JW Marriott, Washington, D.C. for approximately $3 million. We also became the sole limited partner after the partnership foreclosed on a note receivable from the other limited partner. As a result, we consolidated the partnership, and recorded property and equipment of $131 million and $95 million in mortgage debt on June 20, 2003.

No pro forma statements of operations have been provided as the effect of the acquisitions is not significant.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of certain financial assets and liabilities and other financial instruments are shown below:

	2004		2003	
(IN MILLIONS)	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
FINANCIAL ASSETS				
Notes receivable	$7	$7	$54	$54
FINANCIAL LIABILITIES				
Senior notes (excluding fair value of swaps)	2,380	2,517	3,143	3,318
Exchangeable Senior Debentures	491	578	—	—
Mortgage debt and other, net of capital leases[1]	2,130	2,197	2,294	2,225
Convertible Subordinated Debentures	492	563	—	—
Convertible Preferred Securities	—	—	475	484

[1] Mortgage debt and other, net of capital leases at December 31, 2004, excludes $20 million of mortgage debt related to the Hartford Marriott Farmington that was classified as held for sale at December 31, 2004. The hotel was sold on January 6, 2005.

Notes receivable and other financial assets are valued based on the expected future cash flows discounted at risk-adjusted rates. Valuations for secured debt are determined based on the expected future payments discounted at risk-adjusted rates. Senior notes and the Convertible Subordinated Debentures are valued based on quoted market prices. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts.

13. MARRIOTT INTERNATIONAL DISTRIBUTION AND RELATIONSHIP WITH MARRIOTT INTERNATIONAL

We have entered into various agreements with Marriott International, including the management of the majority of our hotels including franchised properties; financing for joint ventures including the acquisition in 1996 of two full-service properties (one of which was sold on January 30, 2004) in Mexico City, Mexico for which Marriott International provided $29 million of debt financing and $28 million in preferred equity and the 2000 acquisition of two partnerships owning 120 limited-service hotels for a combined $372 million plus interest and legal fees (see Note 3) and certain limited administrative services.

On July 25, 2002, we completed negotiations with Marriott International in connection with changes to the management and other agreements for substantially all of our Marriott and Ritz-Carlton managed hotels. The changes were effective as of December 29, 2001. The management contract changes include providing us with additional approval rights over hotel operating budgets, capital budgets, shared service programs, and changes to certain system wide programs; reducing the amount of working capital requirements, and expanding an existing agreement that allows us to fund furniture, fixtures and equipment expenditures from one account controlled by us, which collectively increased cash available to us for general corporate purposes at that time by $125 million; reducing incentive management fees payable on certain Marriott managed hotels; reducing the amount we pay related to frequent guest programs; gradually reducing the amounts payable with respect to various centrally administered programs; and providing additional territorial restrictions for certain hotels in eight markets.

In addition to these modifications, we expanded the pool of hotels subject to an existing agreement that allows us to sell assets unencumbered by a Marriott management agreement without the payment of termination fees. The remaining pool includes 36 assets, 73% (measured by EBITDA) of which may be sold over a period of time without the payment of a termination fee.

In connection with these negotiations, we have amended our distribution agreement and stockholder rights plan to terminate Marriott International's right to purchase up to 20% of each class of our outstanding voting shares upon certain changes of control and clarified existing provisions in the management agreements that limit our ability to sell a hotel or our entire company to a competitor of Marriott International.

In 2004, 2003 and 2002, we paid Marriott International $129 million, $136 million and $144 million, respectively, in hotel management fees and $2 million, $4 million and $5 million, respectively, in franchise fees. Included in the management fees paid are amounts paid to Ritz-Carlton, Courtyard and Residence Inn.

14. HOTEL MANAGEMENT AGREEMENTS

Of our hotels, 78 are subject to management agreements under which Marriott International or one of their subsidiaries manages the hotels, generally for an initial term of 15 to 20 years with renewal terms at the option of Marriott International of up to an additional 16 to 30 years. The agreements generally provide for payment of base management fees that are generally three percent of sales and incentive management fees generally equal to 20% to 50% of operating profit (as defined in the agreements) over a priority return (as defined) to us, with total incentive management fees not to exceed 20% of cumulative operating profit, or 20% of current year operating profit. In the event of early termination of the agreements, Marriott International will receive additional fees based on the unexpired term and expected future base and incentive management fees. We have the option to terminate certain management agreements if specified performance or extension thresholds are not satisfied. A single agreement may be canceled under certain conditions, although such cancellation will not trigger the cancellation of any other agreement. Certain consolidated partnerships with a total of eight properties operate under a single agreement, cancellation of which would affect all the properties in these partnerships.

Pursuant to the terms of the agreements, Marriott International furnishes the hotels with certain chain services which are generally provided on a central or regional basis to all hotels in the Marriott International hotel system. Chain services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are required to be allocated among all domestic hotels managed, owned or leased by Marriott International or its subsidiaries on a fair and equitable basis. In addition, our hotels also participate in the Marriott Rewards program. The cost of this program is charged to all hotels in the Marriott hotel system.

We are obligated to provide the manager with sufficient funds, generally 5% of revenue, to cover the cost of (a) certain non-routine repairs and maintenance to the hotels which are normally capitalized; and (b) replacements and renewals to the hotels' furniture, fixtures and equipment. Under certain circumstances, we will be required to establish escrow accounts for such purposes under terms outlined in the agreements. To the extent we are not required to fund such amounts into escrow accounts, we remain liable to make such fundings in the future.

We have franchise agreements with Marriott International for two hotels. Pursuant to these franchise agreements, we generally pay a franchise fee based on a percentage of room sales and food and beverage sales, as well as certain other fees for advertising and reservations. Franchise fees for room sales are approximately six percent of sales, while fees for food and beverage sales are approximately three percent of sales. The terms of the franchise agreements are from 15 to 30 years.

We hold management agreements with The Ritz-Carlton Hotel Company, LLC ("Ritz-Carlton"), a wholly owned subsidiary of Marriott International, to manage ten of our hotels. These agreements have an initial term of 15 to 25 years with renewal terms at the option of Ritz-Carlton of up to an additional 10 to 40 years. Base management fees vary from two to five percent of sales and incentive management fees, if any, are generally equal to 20% of available cash flow or operating profit, as defined in the agreements.

We also hold management agreements with hotel management companies other than Marriott International and Ritz-Carlton for 18 of our hotels. These agreements generally provide for an initial term of 10 to 20 years with renewal terms at the option of either party or, in some cases, the hotel management company of up to an additional one to 15 years. The agreements generally provide for payment of base management fees equal to one to four percent of sales. Fourteen of the fifteen agreements also provide for incentive management fees generally equal to 10 to 25 percent of available cash flow, operating profit, or net operating income, as defined in the agreements.

15. GEOGRAPHIC AND BUSINESS SEGMENT INFORMATION

We consider each one of our full-service hotels to be an operating segment, none of which meets the threshold for a reportable segment. We also allocate resources and assess operating performance based on individual hotels. All of our non-full-service hotel activities (primarily our limited-service leased hotels and office buildings) are immaterial, and thus, we report one business segment: hotel ownership. Our foreign operations consist of four properties located in Canada and one property located in Mexico. There were no intercompany sales between us and the foreign properties. The following table presents revenues and long-lived assets for each of the geographical areas in which we operate:

	2004		2003		2002	
(IN MILLIONS)	REVENUES	LONG-LIVED ASSETS	REVENUES	LONG-LIVED ASSETS	REVENUES	LONG-LIVED ASSETS
United States	**$3,529**	**$7,124**	$3,172	$6,907	$3,226	$6,857
Canada	**87**	**111**	70	107	71	96
Mexico	**24**	**39**	46	71	48	78
Total	**$3,640**	**$7,274**	$3,288	$7,085	$3,345	$7,031

16. GUARANTEES

We have certain guarantees which consist of commitments we have made to third parties for leases or debt that are not on our books due to various dispositions, spin-offs and contractual arrangements, but that we have agreed to pay in the event of certain circumstances including default by an unrelated party. We consider the likelihood of any material payments under these guarantees to be remote. The guarantees are listed below:

- We remain contingently liable for rental payments on certain divested non-lodging properties. These primarily represent divested restaurants that were sold subject to our guarantee of the future rental payments. The aggregate amount of these future rental payments is approximately $33 million as of December 31, 2004.
- In 1997, we owned Leisure Park Venture Limited Partnership, which owns and operates a senior living facility. We spun-off the partnership as part of Crestline in our conversion to a REIT, but we remain obligated under a guarantee of interest and principal with regard to $14.7 million of municipal bonds issued by the New Jersey Economic Development Authority through their maturity in 2027. However, to the extent we are required to make any payments under the guarantee, we have been indemnified by Crestline, who, in turn, is indemnified by the current owner of the facility.
- In connection with the sale of three hotels in the fourth quarter of 2004 and January 2005, we remain contingently liable for the amounts due under the respective ground leases. The future minimum lease payments are approximately $20 million through the full term of the leases, including renewal options. We believe that any liability related to these ground leases is remote, and in each case, we have been indemnified by the purchaser of the hotel.

17. MANDATORILY REDEEMABLE NON-CONTROLLING INTERESTS OF ALL ENTITIES

We consolidate five majority-owned partnerships, the Philadelphia Market Street HMC Limited Partnership, or Market Street; the Pacific Gateway, Ltd, or San Diego; the Lauderdale Beach Association or LBA; the Marriott Mexico City Partnership, or Mexico; and the East Side Hotel Associates, L.P., or East Side, have finite lives. The partnerships have lives ranging from 77 to 100 years and terminate between 2061 and 2097.

As of December 31, 2004, the minority interest holders in two of the partnerships have settlement alternatives in which they could be issued 257,476 and 1,444,000 OP units, respectively, based on their ownership percentages as stipulated in their partnership agreements. At December 31, 2004 and 2003, the OP units were valued at $29 million and $25 million, respectively. Three of these partnerships do not have any settlement alternatives. At December 31, 2004 and 2003, the fair values of the minority interests in these partnerships were approximately $127 million and $116 million, respectively.

Subsequent to year-end, we acquired certain partnership interests in one of the partnerships for approximately $14 million. We also acquired, at fair value, the remaining partnership interests in a non-monetary exchange of assets. No gain or loss was recorded on the exchange.

18. SUBSEQUENT EVENTS

In January 2005, we sold the four hotels classified as held for sale for total proceeds of approximately $128 million, resulting in a gain of approximately $14 million.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

	2004				
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	FISCAL YEAR
Revenues	$777	$898	$784	$1,181	$3,640
Income (loss) from continuing operations	(35)	(6)	(48)	25	(64)
Income from discontinued operations	4	23	1	36	64
Net income (loss)	(31)	17	(47)	61	—
Net income (loss) available to common stockholders	(40)	7	(60)	52	(41)
Basic earnings (loss) per common share:					
Continuing operations	(.14)	(.05)	(.17)	.05	(.31)
Discontinued operations	.02	.07	—	.10	.19
Net income (loss)	(.12)	.02	(.17)	.15	(.12)
Diluted earnings (loss) per common share:					
Continuing operations	(.14)	(.05)	(.17)	.05	(.31)
Discontinued operations	.02	.07	—	.10	.19
Net income (loss)	(.12)	.02	(.17)	.15	(.12)

	2003				
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	FISCAL YEAR
Revenues	$742	$801	$703	$1,042	$3,288
Income (loss) from continuing operations	(39)	(24)	(67)	(108)	(238)
Income from discontinued operations	5	10	3	234	252
Cumulative effect of a change in accounting principle	—	—	(24)	24	—
Net income (loss)	(34)	(14)	(88)	150	14
Net income (loss) available to common stockholders	(43)	(23)	(97)	142	(21)
Basic earnings (loss) per common share:					
Continuing operations	(.18)	(.12)	(.27)	(.37)	(.97)
Discontinued operations	.02	.03	.01	.75	.90
Cumulative effect of a change in accounting principle	—	—	(.09)	.08	—
Net income (loss)	(.16)	(.09)	(.35)	.46	(.07)
Diluted earnings (loss) per common share:					
Continuing operations	(.18)	(.12)	(.27)	(.38)	(.97)
Discontinued operations	.02	.03	.01	.76	.90
Cumulative effect of a change in accounting principle	—	—	(.09)	.08	—
Net income (loss)	(.16)	(.09)	(.35)	.46	(.07)

The sum of the basic and diluted earnings (loss) per common share for the four quarters in all years presented differs from the annual earnings per common share due to the required method of computing the weighted average number of shares in the respective periods. Fourth quarter 2003 results were significantly affected by the insurance settlement of the New York Marriott World Trade Center hotel as discussed in Note 1. In addition, we recorded a cumulative effect of a change in accounting principle, SFAS 150-3, effectively reversing the adoption of SFAS 150 in the third quarter of 2003. There were no significant items in fourth quarter 2004.

Management is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. In meeting this responsibility, the company maintains a highly developed system of internal controls, policies, and procedures, and continually evaluates the adequacy and effectiveness of its control system. Management believes this system provides reasonable assurance that transactions are properly authorized and recorded to adequately safeguard the company's assets and to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States.

The consolidated financial statements have been audited by KPMG LLP, independent public accountants. Their report expresses an informed judgment as to whether management's consolidated financial statements present fairly the company's financial position in conformity with accounting principles generally accepted in the United States.

The Board of Directors pursues its responsibility for the financial statements through its Audit Committee, composed of three directors not otherwise employed by the company. The committee meets a minimum of four times during the year with the independent public accountants, representatives of management and the internal auditors to review the scope and results of the internal and external audits, the accounting principles applied in financial reporting, and financial and operational controls. The independent public accountants and internal auditors have unrestricted access to the Audit Committee with or without the presence of management.

W. Edward Walter
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission to evaluate the effectiveness of the company's internal control over financial reporting. Management has concluded that the company's internal control over financial reporting was effective as of the end of the most recent fiscal year. KPMG LLP has issued an attestation report on management's assessment of the company's internal control over financial reporting.

Christopher J. Nassetta
PRESIDENT AND CHIEF EXECUTIVE OFFICER

W. Edward Walter
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND MANAGEMENT'S ASSESSMENT AND ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders
Host Marriott Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Host Marriott Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2004 of Host Marriott Corporation and our report dated February 23, 2005, expressed an unqualified opinion.

KPMG LLP

MCLEAN, VIRGINIA
FEBRUARY 23, 2005

The Board of Directors and Stockholders
Host Marriott Corporation:

We have audited the accompanying consolidated balance sheets of Host Marriott Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Host Marriott Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Host Marriott Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

MCLEAN, VIRGINIA
FEBRUARY 23, 2005

SELECTED FINANCIAL DATA

The following table presents certain selected historical financial data which has been derived from audited consolidated financial statements for the five years ended December 31, 2004. The historical information contained in the following table for our 2001 through 2004 primarily represents gross hotel-level revenues and expenses of our properties. During 2000, we owned the hotels but leased them to third-party lessees and, accordingly, during these periods our historical revenues primarily represent rental income generated by our leases.

	FISCAL YEAR				
(IN MILLIONS)	2004	2003	2002	2001	2000
INCOME STATEMENT DATA:					
Revenues	**$3,640**	$3,288	$3,345	$3,373	$1,308
Income (loss) from continuing operations	**(64)**	(238)	(69)	8	105
Income from discontinued operations[1]	**64**	252	53	43	51
Net income (loss)	**—**	14	(16)	51	156
Net income (loss) available to common stockholders	**(41)**	(21)	(51)	19	141
Basic earnings (loss) per common share:					
Income (loss) from continuing operations	**(.31)**	(.97)	(.39)	(.10)	.41
Income from discontinued operations	**.19**	.90	.20	.18	.23
Net income (loss)	**(.12)**	(.07)	(.19)	.08	.64
Diluted earnings (loss) per common share:					
Income (loss) from continuing operations	**(.31)**	(.97)	(.39)	(.10)	.40
Income from discontinued operations	**.19**	.90	.20	.18	.23
Net income (loss)	**(.12)**	(.07)	(.19)	.08	.63
Cash dividends per common share	**.05**	—	—	.78	.91
BALANCE SHEET DATA:					
Total assets	**$8,421**	$8,592	$8,316	$8,338	$8,396
Debt[2]	**5,523**	5,486	5,638	5,602	5,322
Convertible Preferred Securities[2]	**—**	475	475	475	475
Preferred stock	**337**	339	339	339	196

(1) Discontinued operations reflects the operations of properties classified as held for sale, the results of operations of properties sold and the gain or loss on those dispositions. Results in 2003 include the gain on disposition and business interruption proceeds of the New York Marriott World Trade Center hotel of approximately $212 million.

(2) Effective January 1, 2004, we adopted a revision to Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46R). As a result, we deconsolidated a wholly-owned limited purpose trust subsidiary (the "Trust") and recorded the $492 million Convertible Subordinated Debentures issued by the Trust as debt and eliminated the $475 million of Convertible Preferred Securities that were previously classified in the mezzanine section of our consolidated balance sheet prior to January 1, 2004. For further discussion see Management's Discussion and Analysis of Results of Operations and Financial Condition.

Hotel Properties. The following table sets forth the location and number of rooms of our 107 full-service hotels as of February 28, 2005. Each hotel is operated as a Marriott brand hotel unless otherwise indicated by its name.

LOCATION	ROOMS
Arizona	
Mountain Shadows Resort[3]	337
Scottsdale Suites	251
The Ritz-Carlton, Phoenix	281
Scottsdale Marriott at McDowell Mountains	270
California	
Coronado Island Resort[1]	300
Costa Mesa Suites	253
Desert Springs Resort and Spa	884
Hyatt Regency, Burlingame	793
Manhattan Beach[1]	385
Marina Beach[1]	370
Newport Beach	532
Newport Beach Suites	254
Sacramento Host Airport	89
San Diego Hotel and Marina[1][2]	1,362
San Diego Mission Valley[2]	350
San Francisco Airport	685
San Francisco Fisherman's Wharf	285
San Francisco Moscone Center[1]	1,498
San Ramon[1]	368
Santa Clara[1]	755
The Ritz-Carlton, Marina del Rey[1]	304
The Ritz-Carlton, San Francisco	336
Colorado	
Denver Southeast[1]	475
Denver Tech Center	628
Denver West[1]	305
Connecticut	
Hartford/Rocky Hill[1]	251
Florida	
Fort Lauderdale Marina	579
Harbor Beach Resort[1][2]	637
Miami Airport[1]	772
Miami Biscayne Bay[1]	601
Orlando World Center	2,000
Singer Island Hilton	223
Tampa Airport[1]	296
Tampa Waterside	717
The Ritz-Carlton, Amelia Island	444
The Ritz-Carlton, Naples	463
The Ritz-Carlton, Naples Golf Resort	295
Georgia	
Atlanta Marquis	1,675
Atlanta Midtown Suites[1]	254
Atlanta Perimeter[1]	400
Four Seasons, Atlanta	244
Grand Hyatt, Atlanta	438
JW Marriott Hotel at Lenox	371
Westin Buckhead	365
The Ritz-Carlton, Atlanta	444
The Ritz-Carlton, Buckhead	553

LOCATION	ROOMS
Hawaii	
Fairmont Kea Lani, Maui	450
Hyatt Regency Maui Resort and Spa	806
Illinois	
Chicago/Deerfield Suites	248
Chicago/Downers Grove Suites	254
Chicago/Downtown Courtyard	337
Chicago Embassy Suites Downtown-Lakefront	455
Chicago O'Hare	681
Chicago O'Hare Suites[1]	256
Swissôtel, Chicago	632
Indiana	
South Bend[1]	298
Louisiana	
New Orleans	1,290
Maryland	
Gaithersburg/Washingtonian Center	284
Massachusetts	
Boston/Newton	430
Boston Copley Place	1,139
Hyatt Regency, Boston	498
Hyatt Regency, Cambridge	469
Michigan	
The Ritz-Carlton, Dearborn	308
Detroit Livonia	224
Minnesota	
Minneapolis City Center	583
Minneapolis Southwest[2]	321
Missouri	
Kansas City Airport[1]	382
New Hampshire	
Nashua	245
New Jersey	
Hanover	353
Newark Airport[1]	591
Park Ridge[1]	289
New York	
Albany[2]	359
New York Financial Center	498
New York Marquis[1]	1,944
Swissôtel, The Drake	495
North Carolina	
Charlotte Executive Park	297
Greensboro/Highpoint[1]	299
Raleigh Crabtree Valley	375
Research Triangle Park	225
Ohio	
Dayton	399

LOCATION	ROOMS
Oregon	
Portland	503
Pennsylvania	
Four Seasons, Philadelphia	364
Philadelphia Convention Center[2]	1,408
Philadelphia Airport[1]	419
Tennessee	
Memphis	593
Texas	
Dallas Quorum[1]	548
Houston Airport[1]	565
Houston Medical Center[1]	386
JW Marriott Houston	514
San Antonio Rivercenter[1]	1,001
San Antonio Riverwalk[1]	512
Virginia	
Dulles Airport[1]	368
Fairview Park	395
Hyatt Regency, Reston	518
Key Bridge[1]	583
Pentagon City Residence Inn	299
The Ritz-Carlton, Tysons Corner[1]	398
Washington Dulles Suites	253
Westfields	336
Washington	
Seattle SeaTac Airport	459
Washington, D.C.	
JW Marriott, Washington, D.C.	772
Washington Metro Center	456
Canada	
Calgary	384
Toronto Airport[2]	424
Toronto Eaton Center[1]	459
Toronto Delta Meadowvale	374
Mexico	
JW Marriott, Mexico City[2]	312
Total	**54,689**

(1) The land on which this hotel is built is leased from a third party under one or more long-term lease agreements.
(2) This property is not wholly owned.
(3) On September 3, 2004, we temporarily closed this hotel.

DIRECTORS, OFFICERS AND MANAGEMENT TEAM

BOARD OF DIRECTORS

RICHARD E. MARRIOTT
Chairman of the Board

CHRISTOPHER J. NASSETTA
President and Chief Executive Officer

ROBERT M. BAYLIS[1,2]
Retired Vice Chairman
CS First Boston

TERENCE C. GOLDEN[1]
Former President and Chief Executive Officer

ANN MCLAUGHLIN KOROLOGOS[2,3]
Chair of the RAND Board of Trustees

JUDITH A. MCHALE[2,3]
President and Chief Executive Officer
Discovery Communications, Inc.

JOHN B. MORSE, JR.[1,3]
Vice President, Finance and Chief Financial Officer
The Washington Post Company

[1] *Audit Committee*
[2] *Compensation Policy Committee*
[3] *Nominating and Corporate Governance Committee*

MANAGEMENT TEAM

CHRISTOPHER J. NASSETTA
President and Chief Executive Officer

ELIZABETH A. ABDOO
Executive Vice President, General Counsel and Corporate Secretary

MINAZ ABJI
Executive Vice President, Asset Management

JAMES F. RISOLEO
Executive Vice President, Acquisitions and Development

W. EDWARD WALTER
Executive Vice President and Chief Financial Officer

RICHARD A. BURTON
Senior Vice President, Taxes

LARRY K. HARVEY
Senior Vice President and Corporate Controller

GREGORY J. LARSON
Senior Vice President, Treasurer and Investor Relations

MATTHEW L. RICHARDSON
Senior Vice President, Development

PAMELA K. WAGONER
Senior Vice President, Human Resources and Leadership Development

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

Host Marriott Corporation
6903 Rockledge Drive, Suite 1500
Bethesda, MD 20817
240/744-1000

WEB SITE

Visit the company's web site at:
www.hostmarriott.com

STOCK EXCHANGE LISTINGS

New York Stock Exchange
Chicago Stock Exchange
Pacific Stock Exchange
Philadelphia Stock Exchange

Ticker Symbol: HMT

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

KPMG LLP, McLean, VA

STOCKHOLDERS OF RECORD

27,400 at December 31, 2004

ANNUAL MEETING

The 2005 annual meeting of stockholders will be held at 11 a.m., May 19, 2005, at The Ritz-Carlton, Tysons Corner, 1700 Tysons Boulevard, McLean, Virginia, 22102

REGISTRAR AND TRANSFER AGENT

If you have any questions concerning transfer procedures or other stock account matters, please contact the transfer agent at the following address:

EquiServe Trust Company, N.A.
Shareholder Relations
P.O. Box 43069
Providence, RI 02940-3069
800/519-3111

COMMON STOCK PRICES

	STOCK PRICE		
	HIGH	LOW	DIVIDENDS
2004			
1st Quarter	$13.00	$11.95	$ —
2nd Quarter	12.91	11.37	—
3rd Quarter	14.01	12.23	—
4th Quarter	17.30	13.50	.05
2003			
1st Quarter	$ 8.15	$ 6.10	—
2nd Quarter	9.47	6.92	—
3rd Quarter	10.27	8.67	—
4th Quarter	12.32	9.95	—

DESIGN: VIVO DESIGN, INC., PRINTING: PEAKE DELANCEY PRINTERS, LLC

HOST MARRIOTT

CORPORATION

6903 ROCKLEDGE DRIVE, SUITE 1500, BETHESDA, MARYLAND 20817